AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 24, 1996
                                                    REGISTRATION NO. 333-10375
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 1
                                 TO FORM S-1
                            REGISTRATION STATEMENT
                                    UNDER
                          THE SECURITIES ACT OF 1933
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                        TRANSEASTERN PROPERTIES, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               FLORIDA                              1531                        59-2745379
  (STATE OR OTHER JURISDICTION OF       (PRIMARY STANDARD INDUSTRIAL         (I.R.S. EMPLOYER
   INCORPORATION OR ORGANIZATION)       CLASSIFICATION CODE NUMBER)       IDENTIFICATION NUMBER)

                                                                          ARTHUR FALCONE, PRESIDENT AND CHAIRMAN OF THE BOARD
                        3300 UNIVERSITY DRIVE                                        TRANSEASTERN PROPERTIES, INC.
                              SUITE 001                                             3300 UNIVERSITY DRIVE, SUITE 001
                     CORAL SPRINGS, FLORIDA 33065                                     CORAL SPRINGS, FLORIDA 33065
                       TELEPHONE (954) 346-9700                                         TELEPHONE (954) 346-9700
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
  INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICE)             INCLUDING AREA CODE, OF AGENT FOR SERVICE)

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                 PLEASE SEND COPIES OF ALL COMMUNICATIONS TO:

          STEVEN D. RUBIN, ESQ.                   BRIAN J. MCCARTHY, ESQ.
      STEARNS WEAVER MILLER WEISSLER        SKADDEN, ARPS, SLATE, MEAGHER & FLOM
        ALHADEFF & SITTERSON, P.A.                  300 S. GRAND AVENUE,
   150 WEST FLAGLER STREET, SUITE 2200                   34TH FLOOR
           MIAMI, FLORIDA 33130                LOS ANGELES, CALIFORNIA 90071
              (305) 789-3200                           (213) 687-5000

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       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after the Registration Statement becomes effective.
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   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same Offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                       CALCULATION OF REGISTRATION FEE

                                                                 PROPOSED MAXIMUM            PROPOSED MAXIMUM
TITLE OF EACH CLASS                                              OFFERING PRICE              AGGREGATE             AMOUNT OF
OF SECURITIES TO BE REGISTERED   AMOUNT TO BE REGISTERED         PER SECURITY(1)             OFFERING PRICE(1)     REGISTRATION FEE
Common Stock, $.01 par value...  3,680,000 Shares(2)             $10.00 per Share              $36,800,000         $   11,151.52
Representatives' Warrants......    320,000 Warrants(3)           $.01   per Warrant            $       320                      (4)
Common Stock, $.01 par value...    320,000 Shares(5)             $12.00 per Share              $ 3,840,000         $    1,163.64
Total Registration Fee.............................................................................................$   12,315.16(6)

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.

(2) Includes 480,000 Shares subject to the Underwriters' over-allotment option.


(3) To be issued to the Representatives, as set forth on the cover page of the Prospectus comprising a portion of this Registration Statement.

(4) No fee due pursuant to Rule 457(g).


(5) Issuable upon exercise of the Representatives' Warrants, together with such indeterminate number of shares of Common Stock as may be issuable by reason of the anti-dilution provisions contained therein.


(6) The amount of $10,906 was previously paid.

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   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
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

                                    TRANSEASTERN PROPERTIES, INC.
   Cross-Reference Sheet Pursuant to Item 501(b) of Regulation S-K showing the location in the Prospectus of the Responses to the Items of Part I of Form S-1.

FORM S-1 ITEM NO. AND ITEM CAPTION                      LOCATION IN PROSPECTUS
----------------------------------                      ----------------------
1. Forepart of the Registration Statement and Outside
     Front Cover Page of Prospectus..................   Forepart of the Registration Statement and
                                                            Outside Front Cover Page of Prospectus

2. Inside Front and Outside Back Cover Pages
     of Prospectus...................................   Inside Front and Outside Back Cover Pages
                                                            of Prospectus

3. Summary Information, Risk Factors and Ratio of
     Earnings to Fixed Charges.......................   Prospectus Summary; Risk Factors

4. Use of Proceeds...................................   Use of Proceeds

5. Determination of Offering Price...................   Underwriting

6. Dilution..........................................   Dilution

7. Selling Security Holders..........................   Principal and Selling Shareholders

8. Plan of Distribution..............................   Underwriting

9. Description of Securities to be Registered........   Description of Capital Stock

10. Interests of Named Experts and Counsel...........   Not Applicable

11. Information with Respect to the Registrant.......   Prospectus Summary; Risk Factors; The
                                                            Company; Capitalization; Selected Financial
                                                            Data; Management's Discussion and Analysis
                                                            of Financial Condition and Results of
                                                            Operations; Business; Principal and Selling
                                                            Shareholders; Management; Certain
                                                            Relationships and Related Transactions;
                                                            Description of Capital Stock; Shares
                                                            Eligible for Future Sale; Underwriting;
                                                            Financial Statements

12. Disclosure of Commission Position on
      Indemnification for Securities Act Liabilities.   Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                            SUBJECT TO COMPLETION
                PRELIMINARY PROSPECTUS DATED OCTOBER 24, 1996


P R O S P E C T U S


                               3,200,000 SHARES

       [LOGO]           TRANSEASTERN PROPERTIES, INC.


                                 COMMON STOCK
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   Of the 3,200,000 shares of common stock, par value $.01 per share (the
"Common Stock"), offered hereby (the "Offering"), 2,892,326 shares are being offered by Transeastern Properties, Inc., a Florida corporation ("Transeastern" or the "Company"), and 307,674 shares are being offered by certain of the Selling Shareholders (as defined herein). The Company will not receive any of the proceeds from the sale of the shares by the Selling Shareholders. See "Principal and Selling Shareholders."

   Prior to the Offering, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price for the Common Stock will be between $8.00 and $10.00 per share. See
"Underwriting" for a discussion of the factors considered in determining the initial public offering price of the Common Stock.

   The Common Stock has been approved for quotation on the Nasdaq Stock Market's National Market under the symbol "TEPI."

SEE "RISK FACTORS" BEGINNING AT PAGE 6 OF THIS PROSPECTUS FOR A DISCUSSION OF
     CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
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THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
   SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
    PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
-----------------------------------------------------------------------------

THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON OR ENDORSED
 THE MERITS OF THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.


                            UNDERWRITING                                  PROCEEDS TO
              PRICE TO      DISCOUNTS AND               PROCEEDS TO         SELLING
               PUBLIC       COMMISSIONS(1)               COMPANY(2)       SHAREHOLDERS
Per Share...     $              $                         $                 $
Total(3)....  $                $                        $                   $


(1) The Company and the Selling Shareholders have agreed to indemnify the Underwriters (as defined herein) against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. Excludes the value of the Representatives' Warrants (as defined herein) to purchase up to 320,000 shares of Common Stock issued to the Representatives (as defined herein) of the several Underwriters. See "Underwriting."

(2) Before deducting expenses payable by the Company estimated to be $     ,
    including the Representatives' non-accountable expense allowance and
    including the Selling Shareholders' expenses of $      to be paid by the
    Company. See "Underwriting."

(3) The Company and certain Selling Shareholders have granted the Underwriters an option exercisable within 30 days after the date of this Prospectus to purchase up to an additional 480,000 shares of Common Stock, on the terms set forth above solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds
    to Selling Shareholders will be $     , $     , $      and $     ,
    respectively. See "Underwriting."

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   The shares of Common Stock are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offers and to reject orders in whole or in part. Delivery of the shares is expected against payment therefor on or about ___________, 1996, at the offices of BT Securities Corporation, New York, New York or through the facilities of the Depository Trust Company.
-----------------------------------------------------------------------------

BT Securities Corporation
                               Cruttenden Roth
                                 Incorporated
                                                  Janney Montgomery Scott Inc.


                THE DATE OF THIS PROSPECTUS IS         , 1996

1) Golf Course: This is a photograph of the golf course tenth hole at Aberdeen Golf & Country Club, a Transeastern community in Boynton Beach, Florida.

  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

[INSIDE FOLDOUT FLAPS]

Flap (1) This is a collage of photographs of the interiors and exteriors of homes and amenities developed by the Company.


Flap (2) This is a collage of photographs of the interiors and exteriors of homes and amenities developed by the Company.

                              PROSPECTUS SUMMARY


   THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (INCLUDING THE NOTES THERETO) APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE INDICATED, ALL INFORMATION IN THIS PROSPECTUS (I) ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED, (II) ASSUMES AN INITIAL PUBLIC OFFERING PRICE OF $9.00 PER SHARE (WHICH IS THE MIDPOINT OF THE ESTIMATED RANGE OF THE INITIAL PUBLIC OFFERING PRICE), (III) REFLECTS AN 8.2-FOR-1 STOCK SPLIT OF THE COMMON STOCK EFFECTED ON AUGUST 15, 1996, (IV) ASSUMES THE REDEMPTION OF ALL 1,819 SHARES OF THE COMPANY'S ISSUED AND OUTSTANDING SERIES A PREFERRED STOCK, PAR VALUE $.01 PER SHARE (THE "SERIES A PREFERRED STOCK") AND ALL 33,202 SHARES OF THE COMPANY'S ISSUED AND OUTSTANDING SERIES B PREFERRED STOCK, PAR VALUE $.01 PER SHARE (THE "SERIES B PREFERRED STOCK") UPON CONSUMMATION OF THE OFFERING, (V) ASSUMES THE CASHLESS EXERCISE AND CONVERSION OF ALL OF THE 1,258,774 WARRANTS TO PURCHASE COMMON STOCK OF THE COMPANY OUTSTANDING AT JUNE 30, 1996 ("WARRANTS"), (VI) ASSUMES NO EXERCISE OF ANY OF THE REPRESENTATIVES' WARRANTS ISSUED IN CONNECTION WITH THE OFFERING, (VII) ASSUMES NO EXERCISE OF ANY OPTIONS GRANTED UNDER THE COMPANY'S 1996 STOCK OPTION AND SHAREHOLDER VALUE PLAN (THE "1996 STOCK PLAN") AND (VIII) DOES NOT INCLUDE WARRANTS (THE "CONTINGENT WARRANTS") TO PURCHASE SHARES OF COMMON STOCK, WHICH CONTINGENT WARRANTS ARE ISSUABLE IN THE EVENT CERTAIN TARGETED COMMON STOCK SHARE PRICES ARE NOT ACHIEVED IN THE OFFERING (SEE "CAPITALIZATION"). See "Underwriting," "Management--Stock Option and Shareholder Value Plan," and "Description of Capital Stock-- Contingent Warrants." Investors should carefully consider the information set forth under the heading "Risk Factors."

                                 THE COMPANY

   Transeastern has experienced rapid growth and is engaged primarily in the acquisition of land and the construction and sale of quality, single-family and multi-family homes for the move-up and senior home-buying markets in the State of Florida. Transeastern uses a systematic and disciplined approach to the acquisition of parcels of land through a rigorous evaluation of each parcel to determine whether it satisfies the Company's quantitative and qualitative acquisition criteria. The Company constructs homes with a variety of designs with standardized option packages in order to cost-effectively build homes of superior value. Transeastern's approach utilizes innovative marketing and sales programs and procedures.

   Transeastern believes that its disciplined approach coupled with its emphasis on customer satisfaction, quality, value and pride in workmanship are largely responsible for its growth. The Company experienced a ten-fold increase in revenues over the past four years. The Company's objective is to become a more broadly-diversified real estate company achieving long-term, stable growth with measured risk. The Company employs the following strategies in furtherance of its objective: (i) to aggressively target the move-up and senior home-buying markets, by constructing and selling quality homes of superior value on distinctive niche properties in growth markets, primarily featuring waterfront and golf course living and other upscale recreational amenities; (ii) to strategically acquire land which is well-suited for the construction and sale of the Company's homes, and which may also include parcels considered favorable for short-term, profitable resale to other builders; (iii) to develop multi-family housing, primarily for sale to institutional investors; (iv) to develop strategic alliances with leading real estate and institutional investors to further the Company's ability to opportunistically acquire and finance distinctive niche properties in growth markets, primarily for single-family home development by the Company; and (v) to develop ancillary business activities, typical of other home builders, which traditionally complement single-family home development businesses.

   The Company has experienced significant growth in revenues during the past four consecutive years. Revenues increased by 1,788% during the fiscal year ended June 30, 1996 to $105.7 million as compared to $5.6 million in fiscal year 1992. The Company's pre-tax income increased from $146,000 in 1992 to $8.1 million in 1996. The Company's net income before income taxes and extraordinary gain in 1996 of $8.1 million increased by 741% from $963,000 in 1995. The number of home sales closed increased from 25 in 1992 to 375 in 1996.

                                 THE OFFERING

Common Stock being offered:
  By the Company ................................ 2,892,326 shares
  By the Selling Shareholders ................... 307,674 shares
  Total ......................................... 3,200,000 shares
Common Stock outstanding immediately prior to
  the Offering(1) ............................... 7,523,992 shares
Common Stock to be outstanding immediately after
 the Offering(1) ................................ 10,416,318 shares
Use of Proceeds ................................. The redemption of all issued and outstanding Series A Preferred
                                                  Stock and Series B Preferred Stock, the purchase of minority interests in the Company's joint ventures and limited
                                                  partnerships, the repayment of existing indebtedness
                                                  (including indebtedness to certain affiliates), working
                                                  capital and general corporate purposes.
Nasdaq National Market Symbol  .................. "TEPI"

--------
(1) Does not include an aggregate of up to 450,000 shares of Common Stock reserved for issuance upon exercise of stock options which will be outstanding upon consummation of the Offering under the Company's 1996 Stock Plan. See "Management--Executive Compensation."


                            SUMMARY FINANCIAL DATA

     The following table sets forth summary selected financial and operating information for the Company on a historical basis and pro forma basis and should be read in conjunction with all of the financial statements and the notes thereto and the pro forma adjustments included elsewhere in this Prospectus. The historical financial information presented herein is based upon the historical financial statements of the Company and the notes thereto which appear elsewhere in this Prospectus and should be read in conjunction with such financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations." The unaudited pro forma financial information presented herein is based upon the historical financial statements and the pro forma adjustments of the Company included elsewhere in this Prospectus.

   The pro forma financial information as of and for the year ended June 30, 1996 has been presented as if the Company had issued 2,892,326 shares of Common Stock for $9.00 per share in the Offering on July 1, 1995 and utilized the proceeds thereof as described in "Use of Proceeds" on July 1, 1995, including, the proposed acquisition of certain minority interests in the Company's Parkside Homes joint venture and in Transeastern Hollywood Apartments, Ltd. and Transeastern Plantation Apartments, Ltd. In management's opinion, all adjustments necessary to reflect the above transaction have been made. See "Unaudited Pro Forma Financial Information."

   The pro forma financial information is not necessarily indicative of what the Company's actual financial position and results of operations would have been as of and for the period indicated, nor does it purport to represent the future financial position or results of operations of the Company.

                                                                              YEARS ENDED JUNE 30,
                                                           ---------------------------------------------------------
                                                               1994          1995                   1996
                                                           ------------ ------------  -----------------------------
                                                                                                         PRO FORMA
                                                                                                        AS ADJUSTED
                                                                                           ACTUAL      FOR OFFERING
                                                                                         ----------   ---------------
                                                                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA
Revenues ................................................   $   22,595    $   38,889     $  105,673     $   105,673
Expenses ................................................       21,019        37,926         96,732          96,572
Minority interest in income of consolidated subsidiaries            --           --            (865)             --
Interest costs incurred .................................        1,120         1,833          5,232           4,322
Less: Amounts capitalized ...............................          966         1,637          4,994           4,187
                                                           ------------ ------------  ------------ ---------------
Net interest expense ....................................          154           196            238             134
Net income before income taxes and extraordinary gain  ..        1,577           963          8,076           9,101
Income tax expense ......................................          493           374          3,075           3,464
                                                           ------------ ------------  ------------ ---------------
Net income before extraordinary gain ....................        1,084           589          5,001           5,637
Extraordinary gain from early extinguishment of debt,
  net of income taxes ...................................           --           700             --              --
                                                           ------------ ------------  ------------ ---------------
Net income ..............................................        1,084         1,289          5,001           5,637
Dividends on redeemable preferred stock .................         (352)         (271)          (411)             --
Excess of the carrying amount of redeemable preferred
  stock over the amount allocated upon repurchase .......           --         1,712             --              --
                                                           ------------ ------------  ------------ ---------------
Net income available for common shares ..................   $      732    $    2,730     $    4,590     $     5,637
                                                           ============  ============   ============  ===============
Net income per common and common
  equivalent share:
  Net income before extraordinary gain ..................   $      .08    $      .25     $      .61     $       .54
Extraordinary gain ......................................           --           .09             --              --
Net income ..............................................   $      .08    $      .34     $      .61     $       .54
                                                           ============  ============   ============  ===============
Weighted average number of common stock and common stock
  equivalents outstanding ...............................    8,841,128     8,228,341      7,548,443      10,440,769
                                                           ============  ============   ============  ===============
OPERATING DATA:
 Homes closed (units) ...................................           74           146            375             375
 Average price of homes closed ..........................   $      260    $      244     $      203     $       203
 Number of projects owned at period end .................            7             9             13              13
 Net new orders (units) .................................          162           190            385             385
 Backlog (units) (at period end) ........................          141           185            195             195
 Sales value of backlog (at period end) .................   $   38,181    $   38,520     $   45,663     $    45,663
BALANCE SHEET DATA (AT PERIOD END):
 Cash and cash equivalents ..............................   $      470    $      630     $    3,769     $    12,956
 Total assets ...........................................       28,670        36,352         92,703         101,614
 Total liabilities ......................................       25,754        29,685         74,578          64,984
 Minority interest in consolidated subsidiaries  ........           --            --          3,738           1,201
 Redeemable preferred stock .............................        2,271         3,373          3,502              --
 Shareholders' equity ...................................   $      645    $    3,294     $   10,884     $    35,429

                                 RISK FACTORS


   PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY SHOULD CONSIDER CAREFULLY THE FACTORS SET FORTH BELOW, TOGETHER WITH THE INFORMATION SET FORTH IN THIS PROSPECTUS IN EVALUATING THE COMPANY AND ITS BUSINESS BEFORE MAKING AN INVESTMENT DECISION.

REAL ESTATE AND HOMEBUILDING INDUSTRIES AND ECONOMIC CONDITIONS


   The real estate and homebuilding industries are cyclical and significantly affected by national, regional and local economic conditions and other conditions, many of which are beyond the Company's control. In particular, the real estate and homebuilding industries are adversely affected by decreases in employment levels, reductions in the availability of financing, increases in interest rates, increases in inflation, decreases in consumer confidence and decreases in housing demand. A variety of other risks are also inherent in the real estate and homebuilding industries, including conditions of supply and demand in local markets, the demand of institutional investors for multi-family rental housing, illiquidity of homesite inventory, the risks inherent in holding and developing land, the carrying costs associated with holding land and homesite inventory, competitive overbuilding, decreases in the value of real property, delays in construction schedules, cost overruns, increases in real estate taxes and other local government fees, the availability and cost of land, materials and qualified labor and the risks referenced below. Because of the long-term financial commitment involved in purchasing a home, adverse economic conditions as well as economic uncertainties tend to result in fewer home purchases. Moreover, builders are subject to the risks associated with natural disasters such as hurricanes and fires. Also, because a significant portion of the Company's customer base is comprised of move-up buyers (i.e., a buyer selling a less expensive existing home in order to purchase a more expensive home) and senior buyers, adverse changes in the resale market for homes may have a material adverse effect upon the Company. Adverse changes in the economy or any of these other factors as well as economic uncertainties could have a material adverse effect on the Company. The homebuilding and real estate industries are also subject to significant variability and fluctuations in real estate values. No assurance can be given that write-downs to the net realizable value of some or all of the Company's assets will not occur from time to time if market conditions deteriorate. Such write-downs, should they occur, could have a material adverse effect on the Company's results of operations and financial condition. See "Business--The Economy and Housing and Real Estate Markets," "Business--Business Strategy," "Business--Summary of Residential Communities," "Business--Land Acquisition" and "Business--Customer Financing and Title Services."


LEVERAGE AND FUTURE CAPITAL REQUIREMENTS


   The homebuilding and real estate industries are capital intensive and require significant expenditures for land purchases, land development and housing construction. Primarily as a result of the capital intensive nature of these industries, the Company has incurred significant indebtedness to finance its operations. At June 30, 1996, on a pro forma basis after giving effect to the Offering and the anticipated use of proceeds therefrom, the Company's total liabilities would have been approximately $65.0 million and the Company's ratio of indebtedness to net worth would have been approximately 1.8 to 1. The Company's degree of leverage may limit its ability to withstand adverse economic or business conditions. Additionally, the Company's ability to make principal and interest payments on its indebtedness will be dependent on future operations which may be affected by financial, economic and other factors beyond the control of the Company. There can be no assurance that the current level of operations will continue or that the Company will in the future be able to make principal and interest payments when due.

   The Company believes, based on currently proposed plans and assumptions relating to its operations and historical results of operations, including cash required for land acquisitions, additions to its housing inventories, operating expenses, interest and other costs, that proceeds from the Offering, borrowings under its existing credit facilities or borrowings under a proposed new revolving credit facility of up to $75 million (the "Credit Facility") anticipated to be entered into in connection with the

Offering and internally generated funds will be sufficient to satisfy the Company's cash requirements for at least 12 months after the consummation of the Offering. However, there is no assurance that the Company will be successful in obtaining the Credit Facility. Additionally, the Company will need to obtain additional financing or capital in the future in order to implement its growth strategy or refinance its indebtedness upon maturity. Such capital may be raised by the issuance of additional equity or the incurrence of indebtedness. The amount and type of such additional financing or capital may be limited by the terms of the Company's outstanding indebtedness at that time (whether limited by the terms of the Company's proposed Credit Facility or other indebtedness). In addition, the availability of borrowed funds, especially for land acquisition and construction financing, has been reduced nationally, and lenders are requiring increased amounts of equity to be invested in a project by the borrower in connection with both new loans and the extension or refinancing of existing loans. There can be no assurance that additional financing or capital will be available on terms satisfactory to the Company, if at all. If the Company is unable to obtain sufficient additional capital or financing, it may be forced to adopt alternative strategies that could materially and adversely effect its operations and prospects, including, but not limited to, reducing or delaying capital expenditures, reducing the size of its operations and selling assets. Certain of the Company's indebtedness has historically been guaranteed by certain of its shareholders and there are no assurances and it is not currently anticipated that, any such shareholders will guarantee the Company's indebtedness in the future.

   The Company will also be subject to the risks associated with incurring substantial indebtedness, including the risk that interest rates may fluctuate and that cash flow may be insufficient to pay principal and interest on such indebtedness. Additionally, the terms of such indebtedness will include financial and other covenants with which the Company must remain in compliance to avoid a default thereunder. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."


MORTGAGE FINANCING AND INTEREST RATES


   Almost all purchasers of the Company's homes finance their acquisitions through third-party mortgage financing. Housing demand is generally adversely affected by increases in interest rates, decreases in the availability of mortgage financing, increasing housing costs and unemployment. If the availability of financing decreases or interest rates increase and the ability of prospective buyers to finance home purchases is adversely affected, the Company's operating results and financial condition may be negatively impacted. The Company's homebuilding activities also are dependent upon the availability and cost of mortgage financing for buyers of homes owned by potential customers, permitting these potential customers to sell their existing homes. Also, the Company believes that the availability of Federal Housing Administration and Veterans Administration mortgage financing is an important factor in marketing certain of its homes. Any limitation or restriction on the availability of such financing could materially adversely affect the Company. See "Business--The Economy and Housing and Real Estate Markets," "Business--Business Strategy," "Business -Summary of Residential Communities," "Business--Land Acquisition" and "Business--Customer Financing and Title Services."


VARIABILITY OF RESULTS

   The Company historically has experienced, and expects to continue to experience, variability in sales and revenues on a quarterly basis and from year to year. Factors expected to contribute to this variability include, among others, the Company's ability to acquire land on acceptable terms, the timing of receipt of regulatory and other governmental approvals for the construction of homes, the condition of the real estate market and economic conditions in the Company's markets, the cyclical nature of the real estate and homebuilding industries, prevailing interest rates, the availability of mortgage financing, the cost and availability of materials and labor, the timing of home closings, weather, competitive variables and the stage of development of the Company's residential communities. The volume of the Company's new sales contracts and home closings typically vary from quarter to quarter depending primarily on the stages of development of its projects. In the early stages of a project's development, the Company incurs significant start-up costs associated with, among other things, project design, land acquisition and development, construction and marketing expenses. Since revenues from sales of homes are generally recognized only upon the transfer of title at the closing of a sale of a home, there are no revenues during the early stages of a project, other than from the sale of land parcels and residential homesites to other builders. Accordingly, the Company's historical financial performance is not necessarily a meaningful indicator of future results, and the Company expects its financial results to vary from community to community and from time to time. See "Business--The Economy and Housing and Real Estate Markets" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

COMPETITION


   The real estate and homebuilding industries are highly competitive and fragmented. Competitive overbuilding in certain local markets, among other competitive factors, may materially adversely affect homebuilders in that market. Homebuilders compete for financing, raw materials and skilled labor, as well as for the sale of homes. Additionally, competition for prime properties is intense and the acquisition of such properties may become more expensive in the future to the extent demand and competition increase. There can be no assurance that the Company will continue to realize gross profits from land sales in the future. The Company competes both with other local, regional and national real estate companies and homebuilders, often within larger subdivisions designed, planned and developed by such competitors. The Company also competes for sales with individual resales of existing housing and with available rental housing. Many of the Company's competitors have longer operating histories and greater financial, marketing, sales and other resources than the Company. See "Business--Competition."


DEPENDENCE ON SOUTH FLORIDA MARKET AND EXPANSION INTO NEW MARKETS


   To date, substantially all of the Company's homebuilding and real estate activities have been conducted in markets within South Florida, principally in Broward County and Palm Beach County, and it is likely that the Company's activities will continue to include a significant concentration in South Florida in the near future. Accordingly, the Company's business and earnings are likely to be dependent upon economic, demographic and other conditions in South Florida and the Company's ability to achieve growth in that market. The Company is, however, currently planning homebuilding and real estate ventures in other areas of Florida where the Company has not previously operated, including developments in Lee County, on the west coast of Florida and Winter Park, in central Florida, and is also actively considering expansion into other growth markets outside of Florida, including Texas and California. See "Business--Summary of Residential Communities." To the extent the Company expands into new markets, it will experience risks associated with these markets, will incur additional costs relating to the employment of personnel with knowledge of the new markets and will be required to raise additional capital in order to meet its expansion plans. Such capital may be raised by the issuance of additional equity or the incurrence of indebtedness. In addition, in appropriate situations, the Company may seek financing from other sources or may enter into joint venture and other collaborative arrangements for the acquisition or development of properties. The expansions and the methods or arrangements utilized by the Company to finance such expansions could result in material changes in the Company's financial condition and operating results. There can be no assurance that the Company will be able to employ the necessary personnel, obtain the necessary capital or that it will be successful in its efforts to expand into other areas of Florida or any other new markets. See "Business Business Strategy."


GOVERNMENTAL REGULATION AND BUILDING MORATORIUMS

   The Company and its competitors are subject to various federal, state and local laws, ordinances and regulations concerning, among other things, environmental matters, wetland preservation, health and safety, zoning, land use and other entitlements, building design and density levels, which can, among other things, limit the number of homes that may be built, result in substantial compliance, mitigation and other costs, increase the cost of development and construction, delay development and construction and otherwise have a material adverse effect on the homebuilding industry in general. In developing a project and building homes, the Company must also obtain the approval of numerous governmental authorities regulating such matters as water and waste disposal, the dedication of acreage for open space, parks, schools, and the construction design, methods and materials used. Several governmental authorities have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas, which fees have increased significantly during recent years.


   The Company may be subject to delays or may be precluded from developing in certain communities because of building moratoriums or changes in statutes or rules that could be imposed in the future. The State of Florida and various counties, including Broward County and Palm Beach County, have and may continue to declare moratoriums on the issuance of building permits and impose restrictions in areas where the infrastructure (E.G., roads, schools, parks, water and sewage treatment facilities and other public facilities) does not reach minimum standards. In addition, as a result of Hurricane Andrew, Broward County and Palm Beach County and other counties in Florida have recently enacted new, more stringent building codes which have resulted in increased costs of construction. There can be no assurance that the Company will be able to pass through its increased development and construction costs to home buyers or that existing or new governmental regulations will not have a material adverse effect on the business or profitability of the Company. See "Business--Governmental Regulation and Environmental Matters."


EFFECT OF NATURAL DISASTERS; AVAILABILITY AND COST OF HOMEOWNERS' INSURANCE


   The markets in which the Company operates are subject to the risks of natural disasters. The State of Florida in particular may be affected by tropical storms and hurricanes such as Hurricane Andrew which struck the southeast coast of Florida on August 24, 1992, damaging or destroying thousands of homes and business structures, primarily in southern Dade County, Florida. The occurrence of tropical storms or other natural disasters could have a material adverse effect on the Company's business including the incurrence of uninsured losses, delays in construction, and shortages and increased costs of labor and building materials. Additionally, primarily as a result of Hurricane Andrew, numerous insurance carriers have opted either not to write homeowners' insurance in Florida at all or to only renew existing policies and not to write new policies. These practices have resulted in substantial increases in the cost of homeowners' insurance, a widespread shortage of available private insurance for homeowners in the State of Florida and the creation of a state joint underwriting association. The state-provided insurance coverages generally afford homeowners less protection than typically provided by private insurance carriers at greater costs. The inability of homeowners to obtain cost effective homeowners' insurance could have an adverse effect on demand for new homes and, as a result, on the Company's homebuilding business.


CONCENTRATION OF OWNERSHIP


   Immediately after consummation of the Offering, three existing shareholders will own approximately 57.1% (53.4% if the Underwriters' over-allotment option is exercised in full and these three existing shareholders sell 70% of the shares sold in the over-allotment option) of the Company's outstanding Common Stock. Accordingly, these three shareholders will have the ability to elect the entire Board of Directors of the Company and to control the outcome of all issues submitted to a vote of the shareholders of the Company. Voting control by these shareholders may discourage certain types of transactions involving an actual or potential change of control of the Company, including transactions in which the holders of Common Stock might receive a premium for their shares over prevailing market prices. See "Principal and Selling Shareholders."


DEPENDENCE ON KEY PERSONNEL

   The success of the Company depends to a significant degree on the efforts of the Company's principal executive officers. The Company's operations may be adversely affected if one or more of the

Company's current executive officers cease to be employed by the Company. The Company's success is also dependent upon its ability to attract and retain qualified personnel. The Company has no employment agreements with any of its employees. Messrs. Arthur Falcone, Edward Falcone and Philip Cucci have, however, represented that they will not compete with the Company in its principal lines of business and that homebuilding and land development opportunities will be directed to the Company. The Company has obtained key-person life insurance on the lives of Messrs. Arthur Falcone, Edward Falcone and Philip Cucci in the amount of $5 million, $4 million and $4 million, respectively. See "Management."


DILUTION


   Upon completion of the Offering, investors in the Offering will experience immediate dilution in the per share net tangible book value of their Common Stock of $5.70 from the assumed initial public offering price of $9.00 per share. See "Dilution."


ABSENCE OF PUBLIC MARKET AND VOLATILITY OF COMMON STOCK PRICE


   Prior to the Offering, there has been no public market for the Common Stock. Although the Common Stock has been approved for quotation on the Nasdaq National Market, there is no assurance that any trading market for the Common Stock will develop, or, if any such market develops, that it will be sustained. Accordingly, purchasers of the Common Stock may experience difficulty selling or otherwise disposing of their shares. The initial public offering price of the Common Stock offered hereby will be determined through negotiations among the Company, the Selling Shareholders and the Representatives and may not be indicative of the market price for the Common Stock after the Offering. Moreover, the market price for the Common Stock after completion of the Offering may be volatile and will be affected by, among other things, the Company's performance, industry related factors and general market conditions. See "Underwriting" for information relating to the method of determining the initial public offering price of the Common Stock.


SHARES ELIGIBLE FOR FUTURE SALE


   Upon consummation of the Offering, the Company will have a total of 10,416,318 shares of Common Stock outstanding. Of such 10,416,318 shares, the 3,200,000 shares of Common Stock being sold in the Offering (together with any shares sold upon exercise of the Underwriters' over-allotment option) and shares issued upon exercise of stock options will be immediately eligible for resale in the public market without restriction, except for shares purchased by or issued to any "affiliate" of the Company (within the meaning of the Securities Act of 1933, as amended (the "Securities Act")).

   Of such outstanding shares, the remaining 7,216,318 shares will be "restricted securities" (within the meaning of Rule 144 promulgated under the Securities Act, in that they were issued by the Company in private transactions not involving a public offering). The existing holders of these shares of Common Stock and the Company's officers and directors have agreed not to sell or otherwise dispose of any of their shares of Common Stock for a period of six months from the date of the completion of the Offering without the prior written consent of the Representatives. Upon the expiration of such six-month period, 6,894,689 of such shares will be eligible for resale under Rule 144. Management of the Company and each of the holders of Common Stock issued upon exercise of Warrants issued in connection with the Series A Preferred Stock and the Series B Preferred Stock and each of the purchasers of Common Stock in the Company's March, 1996 offering of Common Stock have been granted certain registration rights with respect to their shares (an aggregate of 6,697,164 shares) of Common Stock. No prediction can be made as to the effect, if any, that sales of shares of Common Stock or the availability of such shares for sale will have on the market prices prevailing from time to time. Nevertheless, the possibility that substantial amounts of Common Stock (whether now outstanding or issued in the future) may be sold in the public market may adversely affect prevailing market prices for the Common Stock and impair the Company's ability to raise capital through the sale of its equity securities. See "Shares Eligible for Future Sale" and "Certain Relationships and Related Transactions--Registration Rights Agreement."

POSSIBLE ANTI-TAKEOVER EFFECTS OF CERTAIN CHARTER PROVISIONS; PREFERRED STOCK

   Certain provisions of the Company's Articles of Incorporation and Bylaws, such as the Company's staggered board, the advance notice requirements for the nomination of directors and limits on the ability of the shareholders to call a special meeting, have anti-takeover effects and may delay, defer or prevent a takeover of the Company. In addition, Florida has enacted legislation that may deter or frustrate takeovers of Florida corporations. The Florida Control Share Act generally provides that shares acquired in a "control share acquisition" will not possess any voting rights unless such voting rights are approved by a majority of the corporation's disinterested shareholders or approved by resolution of the Board of Directors. A "control share acquisition" is an acquisition, directly or indirectly, by any person or ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding, "control shares" of a publicly-held Florida corporation. "Control shares" are shares, which, except for the Florida Control Share Act, would have voting power that, when added to all other shares owned by a person or in respect of which such person may exercise or direct the exercise of voting power, would entitle such person, immediately after acquisition of such shares, directly or indirectly, alone or as a part of a group, to exercise or direct the exercise of voting power in the election of directors within any of the following ranges: (a) at least 20% but less than 33 1/3 % of all voting power; (b) at least 33 1/3 % but less than a majority of all voting power; or (c) a majority or more of all voting power. See "Description of Capital Stock."

   The Company's Articles of Incorporation authorize the issuance of 20 million shares of "blank check" preferred stock (the "New Preferred Stock") with such designations, rights and preferences as may be determined from time to time by the Board of Directors. No shares of New Preferred Stock are outstanding as of the date of this Prospectus. Accordingly, the Board of Directors is empowered, without shareholder approval, to issue New Preferred Stock with dividend, liquidation, conversion, voting or other rights that could materially adversely affect the voting power or other rights of the holders of the Company's Common Stock. In the event of issuance, New Preferred Stock could be utilized, under certain circumstances, as a method of discouraging, delaying, or preventing a change in control of the Company. Although the Company has no present intention to issue any shares of New Preferred Stock, there can be no assurance that the Company will not do so in the future. The application of any such provisions or the issuance of New Preferred Stock could prevent shareholders from realizing a premium upon the sale of their shares of Common Stock. See "Description of Capital Stock."

CHANGES IN TAX LAWS


   Recently, certain proposals have been made, generally in connection with so-called "flat-tax" proposals, that would eliminate or limit the deductibility of mortgage interest for federal income tax purposes and would eliminate or limit tax-free rollover treatment provided under current law where proceeds of the sale of a principal home are reinvested in a new principal home. Enactment of such proposals may have a material adverse effect on the homebuilding industry in general, and on the Company in particular. There can be no assurance that such proposals will not be enacted or, if enacted, what particular form such laws would take.

                                 THE COMPANY

   The Company was incorporated in 1986 as a Florida corporation. The Company's executive offices are located at 3300 University Drive, Suite 001, Coral Springs, Florida 33065 and its telephone number at that address is
(954) 346-9700.

   As of the date of this Prospectus, the Company had 6,266,636 shares of Common Stock held by seven holders of record, 1,819 shares of outstanding Series A Preferred Stock held by five holders of record and 33,202 shares of Series B Preferred Stock held by thirty-one holders of record. All of the Company's Series A Preferred Stock and Series B Preferred Stock which are currently outstanding will be redeemed promptly after the consummation of the Offering. Additionally, there were 1,258,774 warrants to purchase Common Stock outstanding at September 30, 1996 held principally by the holders of the Company's Series A and Series B Preferred Stock, all of which will be exercised and converted in a cashless exercise into 1,257,356 shares of Common Stock prior to the consummation of the Offering. Upon consummation of the Offering, there will also be an aggregate of up to 450,000 shares of Common Stock reserved for issuance upon the exercise of stock options granted under the Company's 1996 Stock Plan and warrants issued to the Representatives to purchase up to an additional 320,000 shares of Common Stock (the "Representatives' Warrants"). The Company has also granted an option to the Underwriters to purchase an additional 480,000 shares of Common Stock solely to cover over-allotments. The Company has further agreed to issue to certain of its shareholders Contingent Warrants to purchase additional shares of Common Stock in the event the shares offered hereby are not sold at certain targeted Common Stock share prices. See "Capitalization."


                               USE OF PROCEEDS


     The net proceeds to be received by the Company from the sale of 2,892,326 shares of Common Stock by the Company in the Offering (after deducting the estimated underwriting discounts and commissions and offering expenses) are estimated to be approximately $23.5 million based on an assumed initial public offering price of $9.00 per share (which is the midpoint of the estimated range of the initial public offering price), and $24.4 million if the Underwriters' over-allotment option is exercised in full (assuming that 20% of the shares sold in the over-allotment option will be sold by the Company, with the remaining 80% being sold by Selling Shareholders). The Company intends to use approximately $3.5 million of the net proceeds of the Offering for the redemption of all issued and outstanding Series A Preferred Stock and the Series B Preferred Stock, approximately $8.2 million of the net proceeds for the repayment of existing indebtedness to unaffiliated parties, consisting of: $1.8 million principal amount of indebtedness, due in April, 1998, bearing interest at 20% per annum; $2.7 million principal amount of indebtedness, due in February, 1999, bearing interest at 20% per annum; and $3.7 million principal amount of indebtedness, due in September, 2000, bearing interest at 20% per annum; approximately $2.0 million of the net proceeds for the repayment of existing indebtedness to non-management affiliates and approximately $0.4 million for the repayment of existing indebtedness to management affiliates, all as described under "Certain Relationships and Related Transactions--Certain Loans;" approximately $2.4 million of the net proceeds to acquire the remaining minority interests in the Company's Parkside Homes joint venture and in Transeastern Hollywood Apartments, Ltd. and Transeastern Plantation Apartments, Ltd. and the remaining approximately $7.0 million for working capital and general corporate purposes. Of such $7.0 million, approximately $1.0 million may be used to repay additional existing indebtedness to non-management affiliates, although the Company has not presently determined to repay this loan from the proceeds of this Offering. All of the indebtedness being repaid from the proceeds of this Offering was utilized by the Company for land acquisitions and working capital requirements. Pending utilization of the funds, the proceeds of the Offering will be invested in short-term United States government securities and other financial institutions, including, overnight repurchase agreements with financial institutions. The Company will not receive any of the proceeds from the sale of Common Stock by the Selling Shareholders.

                               DIVIDEND POLICY


   The Company currently intends to retain any earnings to finance the development and expansion of the Company's business and does not anticipate paying any cash dividends in the foreseeable future. The declaration and payment of dividends by the Company are subject to the discretion of the Board of Directors of the Company. Any future determination to pay dividends will depend on the Company's results of operations, financial condition, capital requirements, contractual restrictions and other factors deemed relevant at the time by the Board of Directors. The terms of the Credit Facility may restrict the Company's ability to pay dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                CAPITALIZATION


     The following table sets forth, at June 30, 1996 (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to reflect the authorization of the New Preferred Stock, the redemption of the Series A Preferred Stock and Series B Preferred Stock and the payment of dividends thereon and the sale of Common Stock in the Offering (at an assumed initial public offering price of $9.00 per share, which represents the midpoint of the estimated range of the initial public offering price). The following table should be read in conjunction with the financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. See "Use of Proceeds."


                                                                          JUNE 30, 1996
                                                       -------------------------------------------------
                                                                     ACTUAL
                                                       ---------------------------------
                                                         SHORT       LONG
                                                          TERM       TERM        TOTAL      AS ADJUSTED
                                                       --------- ----------  ---------- --------------
                                                                     (DOLLARS IN THOUSANDS)
Total indebtedness:
 Construction loans .................................   $ 7,289     $14,182     $21,471       $21,471
 Acquisition and development loans ..................     1,847      23,455      25,302        21,648
 Other subordinated debt ............................        --       7,810       7,810         3,260
 Trade accounts payable and accrued expenses  .......     7,245          --       7,245         7,245
 Customer deposits ..................................     3,792          --       3,792         3,792
 Income taxes payable ...............................     2,725          --       2,725         2,725
 Deferred tax liabilities ...........................     1,283          --       1,283         1,283
 Due to affiliates and officers .....................     2,441          --       2,441            62
 Other liabilities ..................................     2,509          --       2,509         2,509
                                                       --------- ----------  ---------- --------------
 Total liabilities ..................................    29,131      45,447      74,578        63,995
Minority interest in consolidated subsidiaries  .....                             3,738         1,200
Redeemable preferred stock ..........................                             3,502            --
Shareholders' equity:
 Common stock, $.01 par value, 41,000,000 shares
   authorized, 6,266,637(1) shares and 10,416,318
   shares issued and outstanding, respectively, as of
   June 30, 1996 and as adjusted as of June 30,
   1996(2)(3) .......................................                                63           104
 New preferred stock 20,000,000 shares authorized
   and zero shares outstanding ......................                                --            --
 Additional paid-in capital .........................                             4,656        28,113
 Retained earnings ..................................                             6,165         6,165
                                                                               ---------- --------------
 Total shareholders' equity .........................                            10,884        34,382
Total capitalization ................................                            92,703        99,577
                                                                               ==========  ==============

-----------------------------------------------------------------------------


(1) Does not include the exercise of 1,258,774 Warrants outstanding as of June 30, 1996.

(2) Reflects the 8.2-for-1 stock split effected on August 15, 1996. Effective upon consummation of the Offering, the Company will have 100 million shares of Common Stock authorized.

(3) Does not include the Contingent Warrants to purchase additional shares of Common Stock in the event certain targeted Common Stock share prices are not achieved in the Offering. Assuming an initial public offering price of $9.00 per share, the Contingent Warrants would be exercisable for 95,038 shares of Common Stock. See "Description of Capital Stock-- Contingent Warrants" and Notes 2(j) and 12(e) to the Company's Consolidated Financial Statements.

                                   DILUTION


   The net tangible book value of the Common Stock as of June 30, 1996, was $10,884,217 or approximately $1.45 per share (assuming the cashless exercise and conversion of all of the Company's Warrants outstanding as of June 30, 1996 into 1,257,356 shares of Common Stock). "Net tangible book value per share" represents the amount of the Company's stockholders' equity, less intangible assets, divided by the number of shares of Common Stock outstanding immediately prior to the Offering. After giving effect to the sale by the Company of the 2,892,326 shares of Common Stock offered by the Company hereby (based on an assumed initial public offering price of $9.00 per share (which is the midpoint of the estimated range of the initial public offering price)) and after deducting the estimated underwriting discounts and commissions and offering expenses payable by the Company, the Company's pro forma net tangible book value as of June 30, 1996 would have been $34,382,000, or $3.30 per share of Common Stock. This represents an immediate increase in pro forma net tangible book value of $1.85 per share to existing holders of Common Stock and an immediate dilution in net tangible book value of $5.70 per share to new investors purchasing Common Stock in the Offering at the assumed initial public offering price. The following table illustrates the foregoing information with respect to dilution to new shareholders on a per share basis:


 ASSUMED INITIAL PUBLIC OFFERING PRICE PER SHARE ................   $9.00
 Net tangible book value per share before the Offering  ........     1.45
 Increase per share attributable to new investors ..............     1.85
 Pro forma net tangible book value per share after the Offering      3.30
                                                                  --------
 Dilution per share to new investors ...........................    $5.70
                                                                  ========


   The following table sets forth on a pro forma basis as of June 30, 1996, after giving effect to the sale by the Company of 2,892,326 shares of Common Stock in the Offering, the differences between existing holders of Common Stock and the purchasers of shares in the Offering (based on an assumed initial public offering price of $9.00 per share (which is the midpoint of the estimated range of the initial public offering price)) with respect to the number of shares of Common Stock purchased from the Company, the total consideration paid and the average consideration paid per share.


                              SHARES PURCHASED          TOTAL CONSIDERATION
                         ------------------------   ------------------------       AVERAGE PRICE
                           NUMBER       PERCENT        AMOUNT         PERCENT         PER SHARE
                         ------------ ----------    ------------    ----------     -------------
Existing
shareholder(1) ........     7,523,992       72.2%     $ 3,008,509       10.4%          $ .40
New investors(1) ......     2,892,326       27.8%     $26,030,934       89.6%           9.00
                         ------------- ----------  -------------- ---------- ----------------
  Total ...............    10,416,318      100.0%     $29,039,443        100%          $2.79
                         =============  ==========   ==============  ==========  ================

-----------------------------------------------------------------------------


(1) The 307,674 shares sold by the Selling Shareholders will reduce the number of shares held by the existing holders of Common Stock to 7,216,318 or 69.3% and increase the number of shares held by new investors to 3,200,000 or 30.7%. The Underwriters have the option to purchase 480,000 shares (96,000 shares from the Company and 384,000 shares from the Selling Shareholders) of the Company's Common Stock to cover over-allotments, if any, in connection with the sale of Common Stock. Assuming the Underwriters exercise the over-allotment option, the number of shares held by the existing shareholders will be reduced to 6,832,318 or 65.0% and the number of shares of Common Stock held by new investors will increase to 3,680,000 or 35.0%.

                           SELECTED FINANCIAL DATA

   The selected financial data presented below under the captions "Statement of Operations Data" and "Balance Sheet Data (at period-end)" for, and as of the end of, each of the years in the three-year period ended June 30, 1996, are derived from the Consolidated Financial Statements of Transeastern, which financial statements have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The Consolidated Financial Statements as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, and the report thereon which refers to a change in the method of accounting for a real estate joint venture, are included elsewhere in this Prospectus. The selected data presented below as of and for the years ended June 30, 1993 and 1992 have been derived from the unaudited consolidated financial statements of the Company, which in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary to present fairly the financial position and results of operations for such dates and periods. The selected financial information set forth below should be read in conjunction with the Consolidated Financial Statements and the related notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Prospectus.

                                                                                   FOR THE YEARS ENDED JUNE 30,
                                                              -------------------------------------------------------------------
                                                                  1992          1993           1994          1995          1996
                                                              ------------ ------------  ------------ ------------      ---------
                                                                           (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA
Revenues:
 Home and land sales .......................................   $    5,597    $    9,777     $   22,473    $   38,431    $  104,474
 Rental and other income ...................................           52           114            173           234         1,199
 Equity in income of real estate joint venture .............           --           --             (51)          224            --
                                                               ----------    ----------     ----------    ----------    ----------
Total revenues .............................................        5,649         9,891         22,595        38,889       105,673
Expenses: ..................................................
 Cost of home, land and homesite sales .....................        4,839         8,705         18,903        32,449        86,442
 Selling, general and administrative expenses ..............          650         1,118          1,962         5,281        10,051
 Interest expense, net .....................................           14           170            154           196           238
                                                               ----------    ----------     ----------    ----------    ----------
Total expenses .............................................        5,503         9,993         21,019        37,926        96,732
Minority interest in income of consolidated subsidiaries  ..           --            --             --            --          (865)
Net income (loss) before income taxes and extraordinary
  gain .....................................................          146          (102)         1,577           963         8,076
Income tax expense .........................................           --            --            493           374         3,075
                                                               ----------    ----------     ----------    ----------    ----------
Net income (loss) before extraordinary gain ................          146          (102)         1,084           589         5,001
Extraordinary gain from early extinguishment of debt, net
  of income taxes ..........................................           --            --             --           700            --
                                                               ----------    ----------     ----------    ----------    ----------
Net income (loss) ..........................................   $      146    $     (102)    $    1,084    $    1,289    $    5,001
                                                               ==========    ==========     ==========    ==========    ==========
Net income (loss) per common and common equivalent share  ..   $      .02    $     (.02)    $      .08    $      .34    $      .61
                                                               ==========    ==========     ==========    ==========    ==========
Weighted average number of common stock and common stock
  equivalents outstanding ..................................    6,266,637     6,447,469      8,841,128     8,228,341     7,548,443
                                                               ==========    ==========     ==========    ==========    ==========
OPERATING DATA:
 Homes closed (units) ......................................           25            46             74           146           375
 Average price of homes closed .............................   $      215    $      212     $      260    $      244     $     203
 Number of communities owned at period end .................            1             3              7             9            13
 Net new orders (units) ....................................           40            66            162           190           385
 Backlog (units) (at period end) ...........................           33            53            141           185           195
 Sales value of homes in backlog (at period end)  ..........   $    7,130    $   11,324     $   38,181    $   38,520     $  45,663
BALANCE SHEET DATA (AT PERIOD END):
 Cash ......................................................   $       73    $      819     $      470    $      630     $   3,769
 Total assets ..............................................        4,205         8,761         28,670        36,352        92,703
 Total liabilities .........................................        4,074         6,898         25,754        29,685        74,578
 Minority interest in consolidated subsidiaries  ...........           --            --             --            --         3,739
 Redeemable preferred stock ................................           --         2,000          2,271         3,373         3,502
 Shareholders' equity ......................................   $      131    $     (137)    $      645    $    3,294     $  10,884

                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                FINANCIAL CONDITION AND RESULTS OF OPERATIONS

   The following discussion includes the operations of the Company for each of the periods presented. This discussion and analysis should be read in conjunction with "Selected Financial Data" and the Company's Consolidated Financial Statements and the related notes thereto which are included elsewhere in this Prospectus.

OVERVIEW


   The Company, which was formed in 1986, is engaged primarily in the acquisition of land and the construction and sale of single-family homes and rental apartments in the State of Florida. The Company has experienced substantial growth in recent years as the result of acquiring and developing several large land parcels. The Company posted record earnings before income taxes of $8.1 million on total revenue of $105.7 million for the fiscal year ending June 30, 1996. The Company expects to continue its growth in revenues in 1997 with the acquisition, development and sale of additional properties and by expanding its operations into new markets.


RESULTS OF OPERATIONS

YEAR ENDED JUNE 30, 1996 COMPARED TO YEAR ENDED JUNE 30, 1995

   The following tables set forth certain information relating to the Company's operations for the years ended June 30, 1996 and 1995:

                                                        1996                    1995
                                               ----------------------  ---------------------
                                                               (IN THOUSANDS)
Total revenues ..............................    $105,673     100.0%     $38,889      100.0%
Cost of home and homesite sales .............      86,442      81.8       32,449       83.4
                                               ----------- ---------  ---------- ---------
Gross profit ................................      19,231      18.2        6,440       16.6
Selling, general and administrative expenses       10,051       9.5        5,281       13.6
Interest expense, net .......................         238       0.2          196        0.5
Net income ..................................    $  5,001       4.7%     $ 1,289        3.3%


   TOTAL REVENUES. Total revenues in 1996 of $105.7 million were up 172% from $38.9 million in 1995. The $66.8 million increase in total revenues was primarily attributable to an increase in home sales revenues, an increase in revenues from parcel and homesite sales and a change in the accounting method used in connection with the Company's Parkside joint venture. Revenues from home sales increased by $40.3 million to $76.0 million in 1996 from $35.7 million in 1995 as a result of a 157% increase in the number of home deliveries (375 in 1996 versus 146 in 1995) due primarily to an expansion of the number of residential projects under development (13 in 1996 versus 9 in 1995). The increase in home sales revenues based on higher deliveries was partially offset by a lower average sales price of homes delivered in 1996 ($203,000 in 1996 versus $244,000 in 1995). The lower average home price reflected the Company's decision to broaden the range of product types it offers by increasing its emphasis on moderately priced homes directed to the move-up and senior markets. Management believes, based upon demographic information published by the University of Florida's Bureau of Business and Economic Research and the United States Department of Census, that these two markets represent the largest growth segment of the geographic areas in which it operates. See "Business--The Economy and Housing and Real Estate Markets."

   The increase in parcel and homesite sales was attributable to the sale of various parcels within the Company's communities to other builders. Land parcel and unimproved homesite sales totaled $28.4 million in 1996 and $2.7 million in 1995. The Company sells such land parcels and homesites where appropriate to take advantage of market opportunities and to reduce its market risk and the carrying costs associated with its owning land. The Company will continue to seek to identify opportunities to acquire land parcels as a part of large, mixed-use property acquisitions and to resell these parcels to other builders. There is no assurance that the Company will be successful in identifying, acquiring or reselling such parcels in the future.

   The increase in revenues in 1996 as compared to 1995 was also partially attributable to a change in accounting method used in connection with the Company's Parkside joint venture, which resulted in a $25.5 million increase in sales revenues in 1996. The joint venture was accounted for on the equity method of accounting in 1995 and 1994 but was accounted for as a consolidated subsidiary in 1996. The change in accounting method was the result of a modification to the joint venture agreement which gave the Company effective operating control over the joint venture. Total revenues in 1995 would have been $45.8 million (195 homes delivered) if the joint venture had been accounted for as a consolidated subsidiary in that year. The change would not have affected 1994 revenues as no homes were delivered at Parkside in that year. Consolidation of the joint venture in 1995 would have had no effect on the Company's reported earnings relating to the joint venture in that year.

   COST OF SALES. Cost of sales increased from $32.4 million in 1995 to $86.4 million in 1996, an increase of $54.0 million, or 167%. The increase was the result of increased home deliveries, land parcels sales and the change in the accounting method used in connection with the Parkside joint venture, as discussed above.

   GROSS PROFIT. Gross profit percentages from the sales of homes and land were 17.3% in 1996 and 15.6% in 1995. The higher gross profit percentage experienced in 1996 was primarily attributable to the increase in land parcel sales in 1996. The Company experienced gross profit percentages on land parcel sales of 31.6% in 1996 and 45.3% in 1995. The relatively high margins experienced on these parcels in 1996 as compared to margins experienced on home sales reflects the benefits of purchasing parcels as part of large mixed-use property acquisitions and then reselling the parcels to other developers. This allows the Company to acquire parcels at bulk land prices and to resell a portion of the parcels in a relatively short period of time on a retail land basis. Land sales in 1995 consisted exclusively of the sale of homesites in the Cypress Head subdivision, which had a relatively low land basis, thus resulting in higher margins than those experienced from land sales in 1996.

   Excluding the effects of land sales, the Company experienced gross profit percentages of 11.9% and 13.3% in 1996 and 1995, respectively. The lower profit percentage experienced in 1996 on home sales was partially attributable to low margins on custom home sales in the Coral Springs market. A significant oversupply of housing inventory developed in the Coral Springs market in 1996 as a result of a substantial increase in the sale of land parcels by the area's master developer. This oversupply resulted in a significant increase in competition in this market which, coupled with permitting delays and other problems, caused profit margins to significantly decline in this market in 1996. Management elected to substantially reduce its involvement in the Coral Springs market, and began to take steps to accomplish this reduction in late 1995. The Company's remaining inventory relating to the Coral Springs custom home product line was $2.8 million as of June 30, 1996. The Company experienced a 13.3% gross profit percentage in 1996 on total home sales excluding Coral Springs.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $10.1 million in 1996 and $5.3 million in 1995. These expenses as a percentage of total revenues were 9.5% and 13.6% in 1996 and 1995, respectively. These expenses as a percentage of revenues in 1995 were higher than 1996 expenses due to management's decision to significantly increase its management resources and operating systems in preparing for the anticipated substantial increase in home deliveries in 1996 and 1997. In particular, the Company focused on building the core of its senior management team during 1995. The Company had 85 total employees at the end of 1996, up from approximately 60 in 1995. Management believes that, with its investment in additional employees in 1996, it is prepared to handle significantly higher levels of sales and home deliveries with minimal additional new hires in 1997.


   INTEREST EXPENSE, NET. The Company's total interest costs were $5.2 million in 1996 and $1.8 million in 1995. The higher interest costs in 1996 reflect the significant increases in the Company's acquisition, development and construction loan indebtedness, resulting from substantial inventory additions during the year. In accordance with generally accepted accounting principles, interest costs are capitalized to land and construction in process inventories during the period in which activities necessary to prepare the property for its intended use are in progress. Interest costs of $5.0 million and $1.6 million were capitalized in 1996 and 1995, respectively.


   NET INCOME. The Company's net income after tax increased 288% in 1996 to $5.0 million ($.61 per share) from 1995 net income of $1.3 million ($.34 per share). Net income in 1995 included a $0.7 million extraordinary item relating to the early extinguishment of debt. The increase in income was attributable to the $12.1 million increase in gross profit from sales, partially offset by a $4.8 million increase in selling, general and administrative expenses and a $2.7 million increase in income taxes.

   The $2.7 million increase in income tax expenses was directly proportionate to the increase in the Company's income before taxes. The Company's effective tax rate was 38.1% and 38.2% in 1996 and 1995, respectively.

YEAR ENDED JUNE 30, 1995 COMPARED TO YEAR ENDED JUNE 30, 1994

   The following tables sets forth certain information relating to the Company's operations for the years ended June 30, 1995 and 1994:

                                                            1995                   1994
                                                   ---------------------  ---------------------
                                                                   (IN THOUSANDS)
Total revenues ..................................    $38,889     100.0%     $22,595      100.0%
Cost of home and sales ..........................     32,449      83.4       18,903       83.7
                                                   ---------- ---------  ---------- ---------
Gross profit ....................................      6,440      16.6        3,692       16.3
Selling, general and administrative expense, net       5,281      13.6        1,962        8.7
Interest expense, net ...........................        196       0.5          154        0.7
Net income ......................................    $ 1,289       3.3%     $ 1,084        4.8%

   TOTAL REVENUES. Total revenues of $38.9 million in 1995 were 72% higher than 1994 total revenues of $22.6 million, primarily due to a $16.4 million increase in home sales revenues. The increase in home sales revenues resulted from a 97% increase in home deliveries (146 in 1995 versus 74 in 1994), partially offset by a reduction in the average sales price of homes delivered from $260,000 in 1994 to $244,000 in 1995. The lower average price reflect the Company's increased marketing emphasis on moderately priced houses directed towards move-up and senior buyers versus high-end (over $500,000 average sales price) custom homes.


   COST OF SALES. Cost of sales increased from $18.9 million in 1994 to $32.4 million in 1995, an increase of $13.5 million, or 71%. The increase was directly proportionate to the increase in sales revenues, caused by increased home deliveries in 1995 as discussed above.

   GROSS PROFIT. Gross profit percentages from the sales of homes and land were 15.6% in 1995 and 15.9% in 1994. Excluding the effects of land sales, these percentages were 13.3% and 11.1% in 1995 and 1994, respectively.

   SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses were $5.3 million in 1995 and $2.0 million in 1994. These expenses as a percentage of total revenues were 13.6% and 8.7% in 1995 and 1994, respectively. These expenses in 1995 as a percentage of revenues were higher than 1994 expenses due to management's decision to significantly increase its management resources and operating systems in 1995 in preparing for the anticipated substantial increase in home deliveries in 1996 and 1997. In particular, the Company focused on building the core of its senior management team during 1995. The Company had approximately 60 total employees at the end of 1995 and approximately 40 employees at the end of 1994.

   INTEREST EXPENSE, NET. The Company's total interest costs were $1.8 million in 1995 and $1.1 million in 1994. The higher interest costs in 1995 reflected the increases in the Company's acquisition, development and construction loan indebtedness, resulting from substantial inventory additions during the year. In accordance with generally accepted accounting principles, interest costs are capitalized to land and construction in process inventories during the period in which activities necessary to get the property ready for its intended use are in progress. Interest costs of $1.6 million and $1.0 million were capitalized in 1995 and 1994, respectively.


   NET INCOME. The Company's net income of $1.3 million in 1995 ($.34 per share) was 19% higher than 1994 net income of $1.1 million ($.08 per share). Net income in 1995 included a $0.7 million extraordinary item relating to the early extinguishment of debt. The decrease in net income (before the extraordinary item) was primarily attributable to the $3.3 million increase in selling, general and administrative expenses, partially offset by a $2.7 million increase in gross profit from sales and a $.3 million increase in equity in income from the Parkside joint venture.

   The Company's income tax expense was $.4 million in 1995 and $.5 million in 1994. The Company's effective tax rate was 38.2% in 1995 and 31.2% in 1994.

LIQUIDITY AND CAPITAL RESOURCES


   Transeastern's operations require cash for land acquisitions, additions to its housing inventories, operating expenses, interest and other costs. The following table summarizes cash flows provided by (used in) various activities of the Company during fiscal years 1994-1996 (dollars in millions):


                                                         1996        1995        1994
                                                      ---------- ---------  ----------
Net cash used in operating activities ..............    $(39.5)     $(2.1)      $(17.8)
Net cash provided by (used in) investing activities        4.4       (1.1)        (0.7)
Net cash provided by financing activities  .........      38.2        3.3         18.2
                                                      ---------- ---------  ----------
Net increase in cash ...............................    $  3.1      $ 0.1       $ (0.3)
                                                      ---------- ---------  ----------


   The Company's most significant ongoing cash requirements for operating activities relate to its growing inventory levels. The Company's land, construction in process and completed home inventories increased by $53.1 million in 1996, primarily due to several large land acquisitions during the year. As with most developers, the Company experiences a delay between the time it acquires property and the time it is able to recover its acquisition and development costs, due to, among other things, the time required to obtain permits, make necessary land improvements and complete construction of the homes, and due to the time period from the date customers execute their sales contracts until the home closings. While customers typically place deposits on home sales contracts with the Company equal to 10% of the purchase price, these deposits are generally placed in escrow and are generally not available for the Company's use until the time that the related home contract closes. Escrow deposits totalled $2.7 million at June 30, 1996, up from $1.2 million at June 30, 1995. The Company attempts to minimize the capital resources needed to acquire additional property through the use of options, phased closings, and by the short-term resale of selected land parcels acquired as a part of large, mixed-use property acquisitions.

   The Company has historically met the majority of its short-term financing needs with cash generated from operations and from acquisition, development and revolving construction loans provided by financial institutions. Interest rates for these loans typically range from prime plus 1.0% to prime plus 1.5%. The Company obtained $47.1 million and $57.9 million in proceeds from borrowings on acquisition and development loans and construction loans, respectively, in 1996. The Company will continue to seek outside financing for its future projects including acquisition and development loans and construction loans. There can be no assurance, however, that the Company will be able to obtain sufficient financing for future developments on terms satisfactory to the Company or at all. Failure of the Company to obtain additional financing on terms satisfactory to the Company could have a material adverse effect on the Company's operations and prospects. Additionally, Messrs. Arthur Falcone, Philip Cucci and Edward Falcone have personally guaranteed approximately $38.6 million of the Company's existing bank borrowings and there are no assurance and it is not currently anticipated that, any of such individuals will guarantee the Company's indebtedness in the future.

   The Company's loan agreements include customary representations and covenants, including limitations on additional indebtedness and limitations on the ability of the Company's subsidiaries to pay cash dividends or make loans or advances to the Company. Additionally, under the loans guaranteed by certain of the Company's shareholders, the death or insolvency of any of the guarantors will generally be considered an event of default. Additionally, substantially all of the loan agreements evidencing the Company's indebtedness include cross-default provisions with respect to the Company's other indebtedness and provide that a change in control of the Company would be considered an event of default. If an event of default should occur under such borrowings, the lender would have the immediate right to accelerate the loan and there is no assurance the Company would be able to repay or refinance such borrowings. See Notes (8) and (9) of the Company's Consolidated Financial Statements.

   The Company in 1996 also obtained capital for land acquisitions and working capital requirements from other sources, including a $3.0 million private placement of the Company's Common Stock and the placement of $5.7 million of subordinated debt. The Company also privately placed $3.0 million in preferred stock in 1995, and issued $4.0 and $6.4 million in subordinated debt in 1995 and 1994, respectively. Terms of the subordinated debt placements vary and include both interest payments, rate of return adjustments and profit participation features (see note 10 to the Company's 1996 financial statements for additional information regarding the terms of these debt agreements). The Company intends to repay substantially all subordinated debt and preferred stock currently outstanding with the proceeds of the Offering. See "Use of Proceeds."


   During 1996, the Company also obtained a $750,000 secured credit line from a commercial bank which is used to provide working capital. The facility, which bears interest at prime plus 1%, was fully drawn and had no available balance as of the date of this Prospectus

   The Company is currently seeking to establish a revolving line of credit of up to $75 million which would be secured by first mortgages on its land holdings and would be used as a primary source of working capital in the future (the "Credit Facility"). It is anticipated that the proposed Credit Facility would include customary representations and warranties and covenants with respect to the conduct of the Company's business and require the maintenance of various financial ratios, which could limit amounts available to be borrowed under the proposed Credit Facility. There can be no assurance that the Company will obtain this Credit Facility or as to the amount or terms of any such Credit Facility. In the event that the Company does not obtain such a Credit Facility, it intends to continue to use traditional acquisition, development and revolving construction loans to provide the majority of funding required on its projects. The Company believes that based on currently proposed plans and assumptions relating to its operations and historical results of operations, including cash required for land acquisitions, additions to housing inventories, operating expenses, interest and other costs, the capital available from existing credit facilities, cash generated from operations and the proceeds of this Offering will be sufficient to fund its obligations for at least 12 months. On a long term basis, the need to raise additional capital will be primarily dependent on the number of additional land acquisitions undertaken by the Company, and the size and purchase terms of those acquisitions. There is no assurance that the Company will be able to raise additional capital or to borrow funds in a timely manner on favorable terms or at all. To the extent the Company is not able to do so, the Company may be forced to adopt alternative strategies that could materially and adversely affect its operations and prospects, including, but not limited to, reducing or delaying capital expenditures, reducing the size of its operations and selling assets. See "Risk Factors-- Leverage and Future Capital Requirements."

SELECTED UNAUDITED QUARTERLY OPERATING DATA

   The Company's quarterly financial results are subject to significant fluctuations due to the timing of land parcel closings, which had a significant impact on second and fourth quarter fiscal 1996 financial results. To a lesser extent, quarterly operating profits are impacted by the timing of home closings and the mix of sales among its product lines. The following table presents certain selected quarterly operating data of the Company for the years ended June 30, 1996 and June 30, 1995. This data is not necessarily indicative of the results of operations for any future period. See "Risk Factors--Variability of Results."

                                                                QUARTER ENDED
                                        ------------------------------------------------------------
                                          SEPTEMBER 30,     DECEMBER 31,     MARCH 31,     JUNE 30,
                                              1995              1995            1996         1996
                                        ---------------- ---------------  ------------ -----------
                                                            (DOLLARS IN THOUSANDS)
Total revenues .......................       $13,154          $32,188         $16,555       $43,775
Total expenses .......................        12,711           30,092          16,581        38,228
                                        ---------------- ---------------  ------------ -----------
Net income (loss) before income taxes            443            2,096             (26)        5,547
Income tax expense (benefit) .........           168              796             (10)        2,108
                                        ---------------- ---------------  ------------ -----------
Net income (loss) ....................       $   275          $ 1,300         $   (16)      $ 3,439
                                        ================  ===============   ============  ===========

                                                                    QUARTER ENDED
                                            ------------------------------------------------------------
                                              SEPTEMBER 30,     DECEMBER 31,     MARCH 31,     JUNE 30,
                                                  1994              1994            1995         1995
                                            ---------------- ---------------  ------------ -----------
                                                                (DOLLARS IN THOUSANDS)
Total revenues ...........................       $6,489            $6,738          $8,021       $17,641
Total expenses ...........................        6,516             6,318           7,685        17,407
                                            ---------------- ---------------  ------------ -----------
Net income (loss) before income taxes and
extraordinary gain .......................          (27)              420             336           234
Income tax expense (benefit) .............       $  (11)           $  163          $  130       $    91
                                            ---------------- ---------------  ------------ -----------
Extraordinary gain .......................           --               700              --            --
Net income (loss) ........................       $  (16)           $  957          $  205       $   143
                                            ================  ===============   ============  ===========


   Revenues for the quarter ended September 30, 1995 were $6.7 million higher than for the quarter ended September 30, 1994, primarily due to an increase in home sales. The Company had net income before taxes of $443,000 in the quarter ended September 30, 1995 as compared to a net loss of $27,000 in the quarter ended September 30, 1994, primarily due to higher sales margins in 1995.

   Revenues and net income before income taxes for the quarter ended December 31, 1995 were $25.5 and $1.7 million higher than for the quarter ended December 31, 1994, respectively, primarily due to a $12.0 million parcel sale in the quarter ended December 31, 1995 which generated $1.9 in net income before income taxes.

   Revenues for the quarter ended March 31, 1996 were $8.5 million higher than for the quarter ended March 31, 1995, primarily due to an increase in home sales. The Company had a net loss before income taxes of $26,000 for the quarter ended March 31, 1996 as compared to net income before income taxes of $336,000 in the quarter ended March 31, 1995. The lower earnings were caused by higher sales and marketing expenses for the quarter ended March 31, 1996 due primarily to grand opening, marketing and other costs incurred by the Company in connection with the introduction of several new communities.

   Revenues and net income before taxes for the quarter ended June 30, 1996 were $26.1 million and $5.3 million higher than for the quarter ended June 30, 1995, respectively, primarily due to $12.9 million in parcel and homesite sales in the quarter ended June 30, 1996, which generated $6.0 million in net income before income taxes.

INTEREST RATES AND INFLATION

   The majority of the Company's home purchasers finance their acquisitions through third-party lenders who provide mortgage financing. Higher mortgage interest rates may significantly affect the affordability of permanent mortgage financing to prospective purchasers. Additionally, increases in interest rates have a significant effect on the Company's financing costs, which cannot necessarily be passed on to its customers. The Company seeks to mitigate the potential impact of rising interest rates on its sales by directing marketing efforts in several of its communities to the senior market, which includes a significant percentage of cash buyers. The Company further seeks to reduce the potential impact of rising interest rates through its development and marketing of rental apartments, which tend to increase in demand in periods of rising interest rates.


   The Company's financial results may be adversely affected during periods of high inflation due to higher land and construction costs. The Company seeks to mitigate the potential short-term effects of inflation on its construction costs by negotiating fixed price contracts with its subcontractors and material suppliers for the construction of most of its projects. The Company will also attempt to pass through to its customers any increases in costs through increased sales prices. To date, inflation has not had a material adverse effect on the Company's results of operations. However, there is no assurance that inflation will not have a material adverse impact on the Company's future results of operations.


BACKLOG


   Sales of the Company's homes are generally made pursuant to a standard contract which requires a down payment of at least 10% of the sales price. Sales contracts often contain financing contingencies which permit the customer to cancel in the event that mortgage financing at the then prevailing interest rates is unobtainable within a specified period, typically six weeks. The Company excludes sales contracts containing financing and house sale contingencies from its sales backlog figures. The following table summarizes the Company's backlog as of the end of each of the last three fiscal years (dollars in thousands):


                                               1996        1995        1994
                                            ---------- ----------  ---------
Number of Homes in Backlog ...............        195         185         141
Aggregate Sales Value of Homes in Backlog     $45,663     $38,520     $38,181


   The Company anticipates that substantially all of the homes in the Company's backlog will be delivered within the current fiscal year.


FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISKS


   This Prospectus contains forward-looking statements, including statements regarding, among other things, (i) the Company's growth strategies, (ii) anticipated trends in the economy and the homebuilding industry and (iii) the Company's future financing plans. In addition, when used in this Prospectus, the words "believes," "anticipates," "expects" and similar words often are intended to identify certain forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, many of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of changes in trends in the economy and the homebuilding industry, reductions in the availability of financing, increases in interest rates and the other factors described in "Risk Factors," including among others, "Real Estate and Homebuilding Industries and Economic Conditions," "Mortgage Financing and Interest Rates," "Competition," "Leverage and Future Capital Requirements," "Dependence on South Florida Market and Expansion into New Markets" and "Expansion Strategy." In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this Prospectus will in fact occur. The Company does not undertake any obligation to publicly release the results of any revisions to these forward-looking statements that may be made to reflect any future events or circumstances.

                                   BUSINESS

GENERAL


   Transeastern has experienced rapid growth and is engaged primarily in the acquisition of land and the construction and sale of quality, single-family and multi-family homes for the move-up and senior home-buying markets in the State of Florida. Transeastern uses a systematic and disciplined approach to the acquisition of parcels of land through a rigorous evaluation of each parcel to determine whether it satisfies the Company's quantitative and qualitative acquisition criteria. The Company constructs homes with a variety of designs with standardized option packages in order to cost-effectively build homes of superior value. Transeastern's approach utilizes innovative marketing and sales programs and procedures.

   Transeastern believes that its disciplined approach coupled with its emphasis on customer satisfaction, quality, value and pride in workmanship are largely responsible for its growth. The Company experienced a ten-fold increase in revenues over the past four years. The Company's objective is to become a more broadly-diversified real estate company achieving long-term, stable growth with measured risk. The Company employs the following strategies in furtherance of its objective: (i) to aggressively target the move-up and senior home-buying markets, by constructing and selling quality homes of superior value on distinctive niche properties in growth markets, primarily featuring waterfront and golf course living and other upscale recreational amenities; (ii) to strategically acquire land which is well-suited for the construction and sale of the Company's homes, and which may also include parcels considered favorable for short-term, profitable resale to other builders; (iii) to develop multi-family housing, primarily for sale to institutional investors; (iv) to develop strategic alliances with leading real estate and institutional investors to further the Company's ability to opportunistically acquire and finance distinctive niche properties in growth markets, primarily for single-family home development by the Company; and (v) to develop ancillary business activities, typical of other home builders, which traditionally complement single-family home development businesses.

   The Company has experienced significant growth in revenues during the past four consecutive years. Revenues increased by 1,788% during the fiscal year ended June 30, 1996 to $105.7 million as compared to $5.6 million in fiscal year 1992. The Company's pre-tax income increased from $146,000 in 1992 to $8.1 million in 1996. The Company's net income before income taxes and extraordinary gain in 1996 of $8.1 million increased by 741% from $963,000 in 1995. The number of home sales closed increased from 25 in 1992 to 375 in 1996.


THE ECONOMY AND HOUSING AND REAL ESTATE MARKETS


   The economies of different geographic areas in the United States are characterized by differing rates of economic and population growth. Similarly, the market in the United States for real estate and homes in general, and homes for the move-up and senior markets in particular, is also characterized by differing rates of growth in different geographic areas. The Company's objective has been to engage in real estate activities in geographic areas which are projected to have (i) rapid economic and population growth and (ii) rapid growth in home starts in general, and in home starts for the move-up and senior markets in particular. All of the Company's activities have in the past been in the State of Florida, where, according to statistics published by the University of Florida's Bureau of Business and Economic Research ("BEBR"), approximately one of twelve new homes in the United States is currently being built.


   As compared to the rest of the United States, South Florida and the remainder of the State of Florida have favorable economic and demographic profiles for real estate development and homebuilding in general, and for homebuilding for the move-up and senior markets in particular.


   According to the U.S. Department of Census projections, the population of the United States is projected to grow by 19 million people from 1990 to 2000, an increase of 7.7%. The BEBR projects that the Gross Domestic Product will grow approximately 2.8% in 1997 and 2.9% in 1998, compared to 2.1% in 1995 and 2.2% in 1996.The BEBR projects that U.S. employment will grow by 2.0% per year in 1996-1997, resulting in an unemployment rate of approximately 5.7%. During the same period, the national housing market is expected to grow at a rate of 1.2 million to 1.3 million housing starts annually.

   The BEBR forecasts that Florida's population will increase by 265,000 residents, or 1.8% in 1997, and by 249,000, or 1.7%, in 1998. Florida is expected to add between 118,000 and 155,000 new jobs in 1997 and 1998, respectively, a growth rate of 2.0% in 1997 and 2.5% in 1998. Florida's continued population and job growth are expected to favorably impact Florida's housing markets. The BEBR projects that Florida's housing market will grow by 109,500 units (79,200 single family and 30,300 multi-family) in 1997, representing approximately 8% of all housing starts nationally. In 1998, Florida's housing market is forecasted to grow by an additional 110,200 units (77,700 single family and 32,500 multi-family).

   A substantial portion of the Company's operations are based in Florida's Broward County and Palm Beach County. The population of Broward County is projected by BEBR to increase by 22,400, or 1.6% in 1997 and by 20,900, or 1.5%, in 1998. The population of Palm Beach County is projected to increase by 19,300, or 2.0%, in 1997 and by 16,400, or 1.6% in 1998. The growth in these counties in 1997 represents over 15% of total projected population growth of the entire state in each respective year. BEBR forecasts that Broward County and Palm Beach County will add 9,800 and 9,000 new jobs in 1997, respectively, and 13,200 and 9,900 new jobs in 1998, respectively. BEBR further forecasts that personal income will increase by 7.5% and 7.7% in Broward County and Palm Beach County, respectively, in 1997 and 5.1% and 5.2%, respectively, in 1998 and that adjusted labor earnings (earnings net of social security payments) will increase by 6.3% and 5.1% in Broward County and Palm Beach County, respectively, in 1997 and 5.4% and 6.3%, respectively, in 1998. The population and job growth projected in these counties is expected to favorably impact the area's housing market. The BEBR projects that total housing starts in Broward County and Palm Beach County will be 10,444 and 9,747, respectively in 1997 and 9,752 and 9,824, respectively in 1998. According to The ARREA Report, which is published by Appraisal and Real Estate Economic Associates, Inc., the average price of new single family homes in Broward County and Palm Beach County increased from approximately $154,100 and $195,200 in 1991, respectively, to $174,698 and $205,120 in
1995, respectively.

   The housing markets primarily targeted by the Company are (i) move-up families with heads of households 35-54 years old, and (ii) seniors buyers, 55-64 years old, purchasing retirement, vacation and second homes in warm weather locations. Demographic information indicates that these age groups are experiencing substantial population growth in the Company's targeted geographic markets. According to U.S. Department of Census and BEBR projections for the 1990-2000 period, the age group representing the move-up market will grow by 7% nationally, but will grow by 29% in the state of Florida, by 45% in Broward County and by 53% in Palm Beach County. For the same period, the seniors market will grow by 11.5% nationally, 27% in Florida, 23% in Broward County and 28% in Palm Beach County.


BUSINESS STRATEGY


   The Company intends to continue to employ the following strategies in furtherance of its primary business objectives:


DEVELOPMENT OF QUALITY HOMES ON DISTINCTIVE NICHE PROPERTIES

   One of the Company's primary business strategies is to aggressively target the move-up and senior home-buying markets by constructing and selling value-based, quality homes which are (i) located on distinctive niche properties, primarily featuring golf course and waterfront living and other upscale recreational amenities, (ii) designed in a variety of styles and price ranges, and (iii) built in a variety of architectural designs with standardized option packages. The Company constructs and sells homes in a broad variety of styles (including detached single-family homes, attached villas, patio homes and townhouses) and throughout a wide range of prices (primarily, from $100,000 to $500,000), designed to appeal to most lifestyles and economic and demographic segments of the move-up and senior home-buying markets. Based on the Company's demographic analyses, the Company believes that this broad variety of products appeals to significant segments of the home-buying public and mitigates the Company's exposure to cyclical market conditions that may affect certain individual demographic or economic segments of the market. See "Business--Summary of Residential Communities."

STRATEGIC ACQUISITION OF LAND


   The Company intends to continue to acquire multi-use parcels of land in growth markets which are suited for the construction and sale of the Company's homes, and which may also include parcels which are considered favorable for resale to other residential and commercial builders. Transeastern's disciplined approach to the acquisition of parcels of land involves an evaluation to determine whether the parcel satisfies the Company's quantitative and qualitative acquisition criteria. Although this land acquisition strategy is designed to effect prudent land acquisition, it is also structured to enable the Company to act swiftly in taking advantage of significant unique opportunities. The Company believes its reputation for building homes of quality and value enables it to compete for and acquire distinctive parcels of land. In turn, this creates opportunities for the Company to sell selected parcels within its communities to other residential and commercial builders, which provides additional revenue to the Company and limits the amount of investment in, and the risks associated with, any single community. See "Business--Land Acquisition" for a detailed description of the Company's land acquisition policies and procedures.


DEVELOPMENT OF MULTI-FAMILY HOUSING PRIMARILY FOR SALE TO INSTITUTIONAL
INVESTORS

   The Company intends to continue to expand its recent activities as a developer of investment-grade multi-family housing. The Company believes that multi-family housing development will complement its homebuilding activities by, among other things, (i) furthering the Company's ability to capture revenues in another segment of the real estate development industry, (ii) providing the Company opportunities to acquire and maximize utilization of multi-use properties, (iii) adding a degree of diversification to the Company's business by enabling it to devote its resources to a broader variety of complementary businesses throughout the economic cycle and (iv) increasing the number of available properties which are both attractive to the Company and satisfy its land-acquisition criteria. See "Business--Summary of Residential Communities" and "Business--Land Acquisition."

DEVELOPMENT OF STRATEGIC ALLIANCES WITH LEADING REAL ESTATE AND INSTITUTIONAL INVESTORS

   The Company continually seeks to establish strategic alliances with leading real estate and institutional investors to further its ability to opportunistically acquire and finance interests in distinctive niche properties in growth markets (primarily for single-family home development by the Company). The Company believes that the successful implementation of this strategy will also allow it to gain control over desirable properties while minimizing its capital investment and the related land ownership risks and carrying costs. Effective implementation of this strategy enhances the Company's ability to act swiftly in taking advantage of acquisition opportunities on a greater scale, while mitigating and diversifying the land ownership risks associated with such acquisitions. See "Business--Land Acquisition."

DEVELOPMENT OF ANCILLARY BUSINESS ACTIVITIES

   In order to increase stability and predictability of the Company's earnings throughout the business cycle, the Company is continually seeking to enter into ancillary businesses, both on its own and through strategic alliances with providers of such services, including residential mortgage brokerage services, title insurance and closing services and other related residential services. The Company believes that these activities complement each other and the Company's core homebuilding activities, may provide the Company with an additional degree of cyclical diversification and will enable the Company to capture revenues from a broader spectrum of activities related to homebuilding. See "Business--Customer Financing and Title Services."

SUMMARY OF RESIDENTIAL COMMUNITIES

   The following tables provide an overview, as of June 30, 1996, of the communities in which the Company has contracted to acquire land pursuant to options and arrangements for phased closings, the communities in which the Company has completed homebuilding activities, the communities in which the Company is currently engaged in development and homebuilding activities and the communities in which the Company has plans for development and homebuilding activities.

LAND OPTIONS AND PHASED CLOSINGS

                               HOMESITES          EXPIRATION     PURCHASE PRICE
COMMUNITY                     UNDER OPTION           DATE              (000S)
-------------------------- --------------- -------------------  ---------------
Village of Pembroke Pines         108(1)            --(1)              $3,500
Wellington Lakes                   58(2)     September 30, 1996          $487
                            ---------------
                                  166
                            ===============

COMMUNITIES COMPLETED

                                                                                   RANGE OF BASE
                                       NUMBER OF HOMES                              HOME PRICES
COMMUNITY            LOCATION      COMPLETED AND DELIVERED   FISCAL YEAR OPENED        (000S)
--------------- --------------- ------------------------  ------------------- -------------------
Coopers Pointe   Broward County               36                    1993             $140-$210
Cypress Cay      Broward County              106                    1994             $140-$193
                                  ------------------------
                                             142
                                  ========================

COMMUNITIES CURRENTLY BEING DEVELOPED

                                                   NUMBER OF                                      RANGE OF BASE
                                      NUMBER         HOMES          HOMESITE     FISCAL YEAR       HOME PRICES
COMMUNITY                            OF HOMES    SOLD/DELIVERED    INVENTORY        OPENED           (000S)
--------------------------------- ----------- ---------------  ------------ -------------- --------------------
Cypress Head                             30(3)        29/27             3            1994          $450--$1,400
Eagle Trace at Eagle Landing             55           45/26            29            1994            $190--$300
Mariner's Cove                          131            26/2           129            1994            $200--$325
Sunset Pointe on Lake Wellington         68           54/43            25            1995            $115--$160
Aberdeen Golf and Country Club          447(4)        88/32           415            1996            $145--$325
Parkside at Spring Valley(5)            465         235/216           249            1995            $125--$195
Weston(6)                                72           72/44            28            1993            $230--$425
Coral Springs/Parkland(6)               215         215/205            10            1989            $235--$500
                                   ----------- ---------------  ------------
                                      1,483         764/595           888
                                   ===========  ===============   ============

COMMUNITIES PLANNED FOR FUTURE DEVELOPMENT

                                                                                    FISCAL YEAR
                                                                                      LOCATION      RANGE OF BASE
                                                                       NUMBERS        EXPECTED       HOME PRICES
COMMUNITY                                             LOCATION         OF HOMES       TO OPEN           (000S)
----------------------------------------------- ------------------ -----------  -------------- ------------------
Wellington Lakes                                 Palm Beach County        125           1997          $100--$140
Egret Walk at Village of Pembroke Pines          Broward County           114           1997          $130--$167
Pelican Pointe at Village of Pembroke Pines(7)   Broward County           356           1997          $ 77--$110
Carlyle Club Luxury Apartment Homes(8)           Broward County           150           1997                    (9)
Pinehurst Club Luxury Apartment Villas(8)        Broward County           196           1997                    (10)
Cape Coral(11)                                   Lee County                60           1997          $100--$250
Banyan Bay(11)                                   Martin County            750           1997          $100--$180
Aloma Woods(11)                                  Orange County            143           1997          $180--$250
                                                                    -----------
                                                                        1,894
                                                                    ===========

-----------------------------------------------------------------------------
 (1) An option was exercised by the Company on July 1, 1996 to acquire (i) an additional 108 homesites in Pelican Pointe at the Village of Pembroke Pines and (ii) a 10-acre commercial parcel. See "Business--Summary of Residential Communities--Egret Walk and Pelican Pointe at the Village of Pembroke Pines."

 (2) Phased closing.

 (3) Does not include 61 homesites sold to other homebuilders.

 (4) Does not include 512 homesites sold to other homebuilders.

 (5) The Company owns a 50 percent interest in the joint venture which is developing this community.

 (6) The Company acts as a preferred builder for developers in these communities.

 (7) Excludes the 108 homesites acquired on July 1, 1996 through the exercise of the option described in note (1), above.

 (8) The Company owns a controlling interest in the limited partnership which is developing these communities.

 (9) Monthly lease rates range from $750 to $1,500 per apartment unit.

(10) Monthly lease rates range from $700 to $1,200 per apartment unit.


(11) The Company has entered into a letter of intent or agreement to acquire these homesites.


NARRATIVE SUMMARY OF RESIDENTIAL COMMUNITIES

   Set forth below is a narrative description of the Company's communities as of June 30, 1996.

   COOPERS POINTE. Coopers Pointe is a community of 36 single-family homes situated on 15 acres in Cooper City in Broward County. The Company acquired this property in 1993, acted as the exclusive homebuilder in Coopers Pointe and sold the last of the 36 single-family homes that were planned for this community in 1995. The base sales prices of the Company's homes in this community ranged from approximately $140,000 to $210,000.

   CYPRESS CAY. Cypress Cay is located in Parkland, Florida, which the Company believes is one of Broward County's most prestigious single-family home communities, and is adjacent to Cypress Head (another of the Company's communities, which is described below). Cypress Cay encompasses 24 acres of land which the Company acquired in 1993. The Company was the exclusive homebuilder in Cypress Cay and sold the last of the 106 single-family homes planned for this community in 1996. The base price range of homes in Cypress Cay was approximately $140,000 to $193,000. This community features a wide range of amenities, including tennis courts, community swimming centers, sundecks, cabana houses and a private, gated entrance.

   CYPRESS HEAD. Cypress Head was the first master-planned community in Parkland, Florida, which the Company believes is one of Broward County's most prestigious single-family home communities. In 1993, the Company acquired the last 130 acres of Cypress Head on which 91 custom homes were planned for development. The Company sold 61 of the homesites in Cypress Head to other builders, and has sold 29 of the 30 homes that it intends to build in Cypress Head. Base prices for the Company's homes in Cypress Head range from approximately $450,000 to $1,400,000. Cypress Head is an established 670-acre community featuring towering pines and cypress trees and a 70-acre lake. This community offers a wide array of recreational amenities, including a lighted tennis center, nature trails, two private clubhouses, water sports and team sports facilities.

   EAGLE LANDING AT EAGLE TRACE. Eagle Trace is a country club community located in Coral Springs, Florida, which features a TPC golf course and a wide variety of upscale recreational amenities. The Company acquired the land for the 55 single-family homes planned for development in Eagle Landing at Eagle Trace in 1994. The Company is acting as the exclusive developer and homebuilder in Eagle Landing, where approximately 70 percent of the homes will have golf course or waterfront views. The base prices for these homes, most of which have already been sold, range from approximately $190,000 to $300,000. Other features of Eagle Landing include championship golf and tennis facilities and 24-hour security.

   MARINER'S COVE. Mariner's Cove is a single-family home community located in Coral Springs, Florida, in which the Company is the exclusive builder. In June 1994, the Company acquired the 43 acres of land which encompass Mariner's Cove. Homes are currently being developed and sold at base prices ranging from approximately $200,000 to $325,000. Approximately 50 of these 131 homes will have waterfront views. Mariner's Cove provides an array of recreational amenities, including a children's play lot, family picnic area and boat landing facility. This community is adjacent to a large existing development, which also provides additional recreational opportunities, including boating, canoeing and fishing, and is across the water from an upscale neighborhood with homes selling for in excess of $1 million.

   SUNSET POINTE ON WELLINGTON LAKE. Sunset Pointe on Lake Wellington was the Company's first community in Palm Beach County. Situated on 15 acres of land on a 180-acre lake near Wellington Lakes (another of the Company's communities which is discussed below), this community features waterfront views on one of Palm Beach County's largest man-made lake. The Company acquired Sunset Pointe on Wellington Lakes in 1995, and is the exclusive homebuilder. The base prices of the 68 single-family homes in this community (most of which have already been sold) range from approximately $115,000 to $160,000.

     ABERDEEN GOLF AND COUNTRY CLUB. Aberdeen Golf and Country Club is a master-planned senior community located in Boynton Beach, between West Palm Beach and Boca Raton. In September 1995, the Company acquired 959 homesites in this 1,441 acre country club community, which features a 40,000 square foot clubhouse, private-gated entrances, an 18-hole championship golf course designed by golf course architect Desmond Muirhead, a 15-court tennis complex and a staffed fitness center. The Company re-sold 512 homesites to other residential builders in this community in fiscal 1996, of which 486 had been delivered as of June 30, 1996. The Company has sold a portion of the 447 single-family homes which it plans to build in this community, and is currently building and selling attached villas, patio homes and single-family homes. This community also features over 400 acres of lakes, parks and upscale amenities. Aberdeen's land plan features golf course and waterfront views and a low density of 1.6 homes per acre. The Company's residences currently have base prices from approximately $145,000 to $325,000.

   PARKSIDE AT SPRING VALLEY. Parkside at Spring Valley is a community in Broward County's Pembroke Pines in which approximately half of the 465 homes scheduled for development have already been sold. Amenities in Parkside at Spring Lake include a community pool and cabana baths. The Company serves as project manager for the development of this 98-acre community which was acquired in two phases in 1994 and 1995 through a 50/50 joint venture with H.A. Cumber of Pembroke Pines, Inc., another builder in Broward County. The base prices for the Company's homes in Parkside at Spring Valley range from approximately $125,000 to $195,000.

   WESTON. Weston is a master-planned community being developed by Arvida Corporation in Broward County. Weston is a 10,000 acre country club community, which features a broad variety of upscale amenities. The amenities located within Weston include a championship golf course and tennis facilities that are located at a clubhouse featuring restaurants and pro shops, waterfront and golf course views, large parks and athletic fields, schools, shopping centers and places of worship. Arvida has planned to develop thousands of homes in this community at base prices ranging from approximately $80,000 to over $2 million, and the base prices of the Company's homes in Weston have ranged from $230,000 to $425,000. Arvida controls all of the land in Weston and selected the Company as one of ten preferred builders which home buyers may select to build their individual single-family home.

   CORAL SPRINGS/PARKLAND. Coral Springs/Parkland is a master-planned community being developed by WCI Communities in northeast Broward County's Coral Springs. This community of 35,000 homes features excellent schools, extensive parks and other recreational amenities. WCI Communities controls all of the land in this community and selected the Company as one of twenty preferred builders which home buyers may select to build their individual single-family home. Base home prices in this community range from approximately $105,000 to $1,000,000. Since 1989, the Company has built 205 homes in this community and currently has a backlog of 10 homes there.

   WELLINGTON LAKES. Wellington Lakes is a community located on Lake Wellington in Palm Beach County, which will feature a wide array of recreational amenities, including a community pool, cabana bathhouse located on Lake Wellington, and water sports facilities. In 1996, the Company acquired this 25-acre community and anticipates acting as the exclusive developer and homebuilder in constructing 125 single-family cluster homes. The Company anticipates that its homes in Wellington Lakes will be offered at base prices ranging from approximately $100,000 to $140,000. Wellington Lakes is surrounded by completed neighborhoods with homes offered in a higher price range and also features water views.

   EGRET WALK AND PELICAN POINTE AT THE VILLAGE OF PEMBROKE PINES. In March, 1996, the Company purchased a multi-use parcel encompassing 134 developable acres, which includes Egret Walk and Pelican Pointe at the Village of Pembroke Pines in Broward County. Of such 134 acres purchased, the Company resold to other developers (i) a 29-acre parcel, on which a 300,000 square foot shopping center is being constructed and (ii) a 26-acre parcel, on which a 468-unit apartment complex is being developed. The remaining property has been subdivided into enclaves which include two single-family residential subdivisions known as Pelican Pointe and Egret Walk which the Company is developing. Pelican Pointe will be comprised of 464 townhouses expected to be offered at base prices ranging from approximately $77,000 to $110,000, and will offer residents a central recreational island, which will include tennis courts, a recreational building, swimming pool and cabana/bathhouse. Egret Walk will be a gated neighborhood modeled after the community the Company is developing at Parkside at Spring Valley and will be comprised of 114 patio homes at base prices anticipated to range from approximately $130,000 to $167,000. In connection with this acquisition, the Company also obtained and exercised an option to acquire a 10-acre commercially-zoned parcel and an additional six-acre site on which the Company will build 108 of the 464 townhouses in Pelican Pointe. The Company exercised this option in July 1996. The Company intends to resell this commercial parcel to another developer in fiscal 1997. The Company expects to begin the sales program for Pelican Pointe and Egret Walk in September, 1996.

   CARLYLE CLUB LUXURY APARTMENT HOMES. Carlyle Club Luxury Apartment Homes is situated on 9.8 acres of land in Plantation, Florida, and will consist of a gated community with 150, one, two and three bedroom apartment homes in five separate, three-story courtyard buildings. Apartments will be offered for lease to the public and will provide a wide range of amenities, including a carport for each apartment, a swimming pool with a large deck and a jacuzzi, and a club/recreation building, containing a media room, a business center, management and leasing offices, a bar and kitchen area and exercise facilities. The Company began construction of this community in November 1995 and intends to complete construction in October 1996. The Company anticipates that substantially all of these apartments will be leased by March, 1997, and is already engaged in preliminary discussions with a number of institutional investors for the resale of all five of these buildings. Monthly rental rates for these homes range from $750 to $1,500.

   PINEHURST CLUB LUXURY APARTMENT VILLAS. The apartment project is situated on a 7.8-acre parcel in Hollywood in Broward County and will consist of a gated community with 196, one, two and three bedroom apartment homes in seven separate, three-story courtyard buildings. Apartments will be offered for lease to the public and will include use of a wide range of amenities, including 60 covered parking spaces for rental, an oversized swimming pool with a large deck and jacuzzi, and a club/ recreation building, containing a media room, a business center, management and leasing offices, a bar and kitchen area, exercise facilities and a full size air conditioned racquetball court. The Company began construction of this community in November 1995 and intends to complete construction in October 1996. The Company anticipates that substantially all of these apartments will be leased by March, 1997, and is already engaged in preliminary discussions with a number of institutional investors for the resale of all seven of these buildings. Monthly rental rates for these homes range from $700 to $1,200.


   CAPE CORAL. The Company has entered into a letter of intent to acquire several parcels of land in Cape Coral in Lee County, Florida, which is near Fort Myers. Subject to a variety of conditions, including the receipt of governmental development approvals and the satisfactory completion of due diligence, the closing is expected to occur in mid-1997. The purchase price for the property is estimated to be approximately $1.5 million dollars, of which $1 million will be paid in cash at or prior to the closing and the remainder to be evidenced by a promissory note. The note will bear interest at the rate at one percent (1%) above the prime rate of interest as established by Citibank, N.A., and will be secured by a second mortgage on the property. The Company intends to fund the acquisition of these parcels through a combination of working capital, including proceeds obtained from this Offering, and traditional acquisition loans provided by financial institutions. The rights and obligations of each of the parties in the above-described transaction will be defined in and subject to the execution of a definitive purchase and sale agreement. There can be no assurance that this transaction will be consummated. The Company anticipates that, if consummated, it will build approximately 50 single-family homes in the community, with base prices starting at approximately $100,000. This community will be targeted to the move-up and senior markets, and features boating, golf, parks and other amenities.

   BANYAN BAY. The Company has entered into a letter of intent to acquire a 251-acre, single-family home community in Martin County, which is north of Palm Beach County. Subject to a variety of conditions, including the receipt of governmental development approvals and the satisfactory completion of due diligence, the closing is expected to occur in mid-1997. The purchase price for the property is approximately $5.5 million, of which $5 million will be paid in cash at or prior to the closing and the remainder to be evidenced by a promissory note. The note will bear interest at the rate at one percent (1%) above the prime rate of interest as established by Citibank, N.A., and will be secured by a second mortgage on the property. The Company intends to fund the acquisition of the property through a combination of working capital, including proceeds obtained from this Offering, and traditional acquisition loans provided by financial institutions. The rights and obligations of each of the parties in the above-described transaction will be defined in and subject to the execution of a definitive purchase and sale agreement. There can be no assurance that this transaction will be consummated. The Company anticipates that it would be the exclusive homebuilder for all of the approximately 700 single-family homes planned for this community, with base prices starting at approximately $100,000. This community will be targeted to senior buyers, and will feature a clubhouse, a marina and other amenities.

   ALOMA WOODS. On September 16, 1996, the Company entered into an agreement to acquire 143 single-family homesites in Winter Park, an established suburb of Orlando. This parcel is located in an existing community known as Aloma Woods, and all zoning and land use approvals have already been obtained. Subject to certain conditions, including the satisfactory completion of certain infrastructure improvements, the closing is expected to occur in stages from September, 1996 through June, 1999. The purchase price for lots within the parcel is approximately $46,000, per lot, payable in cash at each lot closing, with escalators at the rate of one and one-half percent (1 1/2 %) per quarter for lots closing after June 10, 1997 and premiums for lots contiguous to ponds, conservative areas and lakes. The aggregate purchase price for all lots within the parcel is estimated to be approximately $7.0 million (without consideration of price escalators). The Company intends to fund the acquisition of these parcels through a combination of working capital, including proceeds obtained from this Offering, and traditional acquisition loans provided by financial institutions. There can be no assurance that all or any portion of this transaction will be consummated. The Company anticipates that it would be the exclusive homebuilder for all 143 of these homes, with base prices starting at approximately $180,000. This community will be targeted to the move-up buyer, and will feature a gated community, a large lake and boat ramp and tennis facilities.


LAND ACQUISITION

   The Company aggressively identifies and takes advantage of opportunities to acquire land in a number of markets where demographic trends, housing preferences, competitive factors and related economic data are indicative of opportunities for successful construction and sale of the Company's homes and investment-grade apartments and for the short-term sale of portions of certain of the Company's parcels to other residential and commercial builders.

   The Company's approach to land-acquisition requires that before a local market can be approved for development, the Company's methodology must be used to evaluate whether that market satisfies the Company's quantitative and qualitative selection criteria and is therefore deemed favorable for successful development. This local market approval process includes a detailed analysis of a variety of factors as they pertain to the Company's primary target market of move-up and senior buyers, including demographic trends, historical and projected growth in housing starts, job creation and personal income, housing preferences, projected supply and demand for competitive products, acquisition and development costs as they relate to projected sales prices, and related national, regional and local economic factors. Only after a particular local market is approved for development will the Company's senior management team consider acquiring particular parcels of land within that local market. The Company believes that the development of relationships between members of the Company's senior management team and key participants in each local market as well as personal observation and analysis of a local market and particular parcels by members of the Company's senior management team is critical to identifying and capitalizing on strategic land acquisition opportunities.

   Before acquiring a particular parcel of land within an approved local market which the Company's senior management team has preliminarily identified as an acquisition candidate, the Company undertakes simultaneous
(i) comprehensive feasibility, development and marketing studies and (ii) detailed financial analyses. These studies and analyses evaluate a variety of factors with the principal objective of determining whether the projected rate of return on capital for the parcel justifies the anticipated level of risk. These studies and analyses include the development of a comprehensive master design theme and marketing concept. The Company also evaluates whether conditions are favorable for both the short-term profitable resale of a portion of the acquired land to other residential and commercial builders and the development and construction of homes (and, where appropriate, investment-grade apartments) by the Company on the remainder of the land. In conducting these studies and analyses, the Company evaluates a wide variety of qualitative and quantitative factors including (i) the competitive environment, and the projected supply and demand for particular styles and price ranges of homes, (ii) acquisition and development costs as they relate to the projected market for fully-developed residential and commercial communities, (iii) the distinctiveness and attractiveness of the parcel (e.g., potential for golf course and waterfront living and other desirable lifestyles and recreational amenities, and proximity to recreational amenities and other desirable communities), (iv) compatibility of the Company's product line with the desired lifestyles of targeted buyers, (v) access to major thoroughfares, (vi) availability of desirable schools, (vii) where applicable, the market for institutional-grade apartments for purchase by institutional investors and (viii) the extent to which necessary zoning, land use, building permit and other governmental entitlements and approvals have been received. The Company's detailed financial analyses of a particular parcel use the Company's established financial criteria and homebuilding models to evaluate whether profitable development is likely. Particular emphasis in these financial analyses is given to whether the projected return on investment justifies the anticipated level of risk. While these studies and analyses are designed to assure prudent land acquisitions, the Company is able to conduct them quickly so as to enable the Company to act swiftly in taking advantage of significant opportunities. In practice, even if a particular parcel satisfies these selection criteria, it is acquired only if the Company's senior management team believes that, based on its experience, relationships with key real estate market participants, and personal observation of the parcel and its surroundings, the parcel is desirable for acquisition and development.

   The Company's land acquisition program is also geared towards undertaking projects with shorter life cycles in an effort to improve the rate of return on capital and mitigate the risks inherent in land ownership and development. The Company maintains a variety of policies designed specifically to shorten project life cycles, including (i) acquiring land where rapid growth is projected, (ii) acquiring land only if it has received (or the Company is reasonably certain that it will soon receive) all necessary zoning, land use, building permit and other governmental entitlements and approvals, (iii) where possible, acquiring land through the utilization of options and other similar non-recourse purchase agreements and (iv) conducting hazardous waste and other environmental tests and surveys prior to acquiring land. As a result, the Company is often able to begin marketing for a community soon after it acquires a parcel of land.

   The Company seeks to develop strategic alliances with leading real estate and institutional investors to further the Company's ability to opportunistically acquire interests in distinctive niche properties in growth markets. The Company believes that the successful implementation of this strategy will also allow it to obtain control over desirable properties while minimizing its capital investment and the related land-ownership risks and carrying costs. Effective development of these relationships enhances the Company's ability to act swiftly in taking advantage of acquisition opportunities on a greater scale, while mitigating and diversifying the land ownership risks associated with such acquisitions.

   The Company generally seeks to control a homesite inventory of two-to-four years based on anticipated absorption rates, by options and other non-recourse arrangements and by outright purchase.

   The following table sets forth a summary of the Company's land/homesite position at June 30, 1996:

Finished homesites owned by the Company .......................      714
Homesites under development owned by the Company ..............      749
                                                                 --------
  Total owned homesites .......................................    1,463
Homesites available under homesite option and similar
contracts .....................................................      166
                                                                 --------
  Total land/homesite position ................................    1,629
                                                                 ========

CONSTRUCTION AND COST CONTAINMENT

   The Company generally acts as the general contractor for all of its single-family home construction and utilizes subcontractors for site improvement and construction. The Company retains independent firms to act as general contractor for its multi-family home construction. Company employees monitor site planning for the construction of each community. They also participate in all material design and building decisions and coordinate the activities of independent general contractors, subcontractors and suppliers and subject general contractors' and subcontractors' work to quality and cost controls. Finally, they monitor compliance with zoning, land use, building, entitlement regulations and other governmental requirements and coordinate the closing process. The services of independent architectural, design, engineering and other consulting firms are engaged throughout this process.

   The Company has implemented a broad array of policies and procedures with its suppliers and subcontractors which are designed to facilitate cost-effective development of quality homes in a timely manner. Whenever possible, the Company negotiates agreements for price and volume discounts with national, regional or local suppliers of materials for itself and its subcontractors. The Company does not have any long-term contractual commitments to any of its subcontractors or suppliers, but often obtains long-term, fixed price commitments from them. Nonetheless, the Company is still subject to variations in the price of materials which affect the homebuilding industry in general. The Company generally requires its subcontractors and suppliers to agree to standard terms such as frequency of payment and maintenance of insurance. The Company also utilizes multiple subcontractors and suppliers to minimize cost increases. The Company does not maintain significant inventories of construction materials, except for homes under construction and a limited amount of other materials.


   The Company has developed an innovative system which enables it to offer a broad variety of architectural designs and options to satisfy customer requirements, while maintaining critical operating efficiencies. For each price range of homes within a community, the Company creates general architectural designs (which are consistent with the master design theme and marketing concept for the community), each of which may be semi-customized by the home buyer by selecting from a menu of standardized value-based option packages. The Company generally obtains pre-approval from local zoning and building departments for each of these architectural designs and standardized option packages, thereby streamlining the process for obtaining building permits for each particular home. By implementing this system, the Company succeeds in providing the home buyer with a variety of designs and standardized option packages which the Company's internal marketing data suggests is more than broad enough for the targeted home buyer, while (i) minimizing costly delays in the issuance of building permits and (ii) avoiding an unduly broad combination of designs and options which is unnecessary, unmanageable and not cost effective.


   The Company develops and implements a number of policies and procedures designed to facilitate effective communication of each customer's construction-related desires to the Company's personnel throughout the pre-sale, sale, closing and post-closing periods. The Company encourages home buyers to be involved with the design staff and field personnel in all phases of design and construction. The Company's personnel also maintain responsibility for pre-closing, quality control inspections and responding to customers' pre-closing and post-closing needs. In particular, the Company's field personnel seek to complete all items on a buyer-prepared "punch-list" simultaneously with the delivery of each home. Additionally, each home owner is surveyed periodically to ensure that any construction-related matters arising after the closing are promptly taken care of. The Company believes that the prompt and courteous response to each home buyer's needs during and after construction reduces pre-closing expenses and post-closing repair costs, enhances the Company's reputation for quality and service, and ultimately leads to significant repeat and referral business from the real estate community and home buyers.

   Additionally, to mitigate the risk of holding finished homes and the related carrying costs, the Company generally does not begin construction until each of the following steps is completed (i) the customer has chosen a model, signed a sales contract and provided a cash deposit, (ii) plans have been finalized and permits have been received, (iii) firm competitive "fixed-price" bids have been obtained from subcontractors and "fixed-price" contracts have been entered into with subcontractors and (iv) mortgage approval has been obtained by the customer from a bank or mortgage company.

   Construction time for the Company's homes depends on the time of year, availability of labor, materials and supplies and other factors. The Company typically completes the construction of a home within four to eight months from commencement of construction.

MANAGEMENT INFORMATION SYSTEMS

   From its inception, the Company has continually developed and implemented uniform management information systems and procedures designed to increase margins, assure quality and customer satisfaction and reduce cost overruns and construction delays. A primary example is the Company's automated computerized management information system, which fully integrates the Company's purchasing, construction management, marketing, sales and accounting functions into a common data base to maintain the integrity of the data. This system uses a proven software package developed specifically for the homebuilding industry and customized to meet the Company's particular operating needs. Critical path techniques are employed in this system to detail the integral steps necessary for the complete construction of a home and to set forth specific milestones and the necessary timing to achieve these milestones, allowing the Company to carefully track the progress of the construction of each of its homes. All data is updated on a daily basis resulting in current management information by community and by individual home to increase the likelihood of, among other things, timely completion of homes under construction. At any time during the construction phase, the Company can provide the home buyer with information regarding the status of construction and anticipated delivery dates. The Company also utilizes specialized software packages for special applications that range from feasibility analyses to construction monitoring and scheduling. These management information systems also assist the Company in monitoring expenditures and coordinating subcontractors and suppliers and the delivery of building materials to further control costs of construction. This system and the related procedures have been developed to handle the Company's anticipated growth by providing the capability to significantly increase the system's capacity in a short period of time at a moderate incremental cost. Additionally, all of the Company's offices are electronically connected through dedicated telephone lines and a wide-area computer network. The Company also has a full complement of experienced financial personnel to manage these systems and procedures.

SALES AND MARKETING


   The Company takes an innovative approach to marketing, using non-traditional as well as traditional advertising vehicles and media sources to maximize the impact of its marketing budget. The Company believes that this has made it a market leader in the industry for unique campaigns and successful special events. The Company received a total of 37 PRISM (Professional Recognition in Sales & Marketing) awards in 1995 and 1996 from the Florida's Gold Coast Builders Association, of which 13 were for advertising excellence and outstanding creativity in promotions, marketing and sales merchandising.


   Foremost in Transeastern's marketing strategy is the development of brand-name awareness for Transeastern and its reputation for quality construction, customer service and outstanding value. The Company places an emphasis on ensuring its logo and slogan are integral parts of all advertising and marketing efforts. The Company also includes its "Built With Pride" tag line on all ads, community signage, sales centers and collateral materials. Major promotions are planned for the entire Company and specific communities during peak seasonal shopping periods annually, such as a month-long event that featured a free car, boat or other luxury item with each new home purchase. The Company creates each community with a comprehensive master design theme and marketing concept which is carried throughout sales, merchandising and advertising for the life of the project. By constantly emphasizing the Company's name and this master design theme in all advertising, the Company continually attempts to reinforce brand-name awareness.

   The Company seeks to increase the effectiveness of its annual marketing budget by employing cooperative arrangements with leading regional retailers. This cooperative advertising effort reduces the Company's costs for its entire marketing program while increasing its effectiveness. The Company utilizes a broad variety of marketing vehicles, including newspapers, direct mail, the internet, billboards, radio, corporate sponsorships and home shows. The Company also relies heavily on customer referrals and repeat purchases for its business.


   The Company also builds model homes, many of which have won awards for display to prospective home buyers. The Company uses sophisticated model merchandising techniques and professional designers to create models which appeal to target buyers in the specific market area. Designs are planned down to the smallest detail, including personalized scents and music piped in continuously in every model home and tailored to the specific buyer profile for which that model is designed.


   The Company sells its homes through a staff of approximately 15 sales associates who typically work from sales offices located at model homes in each community. Company sales personnel assist prospective home buyers by providing them with floor plans, information on prices, options and custom features and tours of model homes. The Company trains its sales personnel on the availability of financing, construction schedules, marketing and advertising plans. Keynote speakers and sales trainers are brought in periodically to conduct personalized training sessions, seminars and workshops geared toward improving sales effectiveness. Sales personnel are typically compensated on straight commission with a small draw, and are evaluated monthly to determine whether they are meeting individual sales goals.

   The Company seeks to retain its sales personnel on a long-term, rather than community-by-community basis, in order to reduce training costs and ensure a more experienced sales force. The Company also pays brokers and agents a fee for referring buyers. In order to assist the Company's sales personnel, it maintains an ever-increasing and sophisticated data base of prospects derived from sales registration questionnaires used in every sales center. This data base also helps the Company to generate demographic and market profile information about its customers.


   Sales of the Company's homes generally are made pursuant to a standard sales contract which requires a down payment of 10% of the sales price. The contract includes a financing contingency which permits the customer to cancel in the event mortgage financing at prevailing interest rates is not obtainable within a specified period, typically four to six weeks, and may include other contingencies, such as the sale of an existing home. The Company includes a home sale in its sales backlog upon execution of the sales contract and receipt of the initial down payment unless the contract includes financing or other home sale contingencies. The Company does not recognize revenue upon the sale of a home until the home is closed and title passes.


   The Company also seeks to retain exclusive sales agency rights for homes within its communities which are built by other builders to whom the Company sold the underlying land. By doing so, the Company is able to capture additional revenues in the development process and ensure quality and consistency in the sales and marketing of all homes within its communities.

CUSTOMER FINANCING AND TITLE SERVICES

   The Company seeks to assist its home buyers in obtaining financing by arranging with mortgage lenders to offer qualified buyers a variety of financing options. By making available an array of attractive mortgage programs to qualified buyers, the Company is able to better coordinate and expedite the entire sales process by ensuring that the mortgage commitments are received and the closings take place on a timely and efficient basis. The Company utilizes a network of preferred financial institutions with representatives located at sales centers within its communities to assist customers in the purchase of their homes. Substantially all home buyers utilize long-term mortgage financing to purchase a home. The Company attempts to minimize potential risks relating to customer-financing by securing mortgage financing commitments that lock in the availability of funds and interest costs at specified levels. Although the Company does not currently underwrite or otherwise provide any mortgage financing, it is exploring opportunities to enter into this business with an existing mortgage broker. By providing mortgage brokerage services, the Company positions itself to capture revenues from an ancillary business.

   As of the closing of the Offering, the Company intends to provide title insurance services through a wholly-owned subsidiary. Management currently anticipates that this subsidiary will be an approved agent of one or more nationally-recognized title insurance underwriters. The Company anticipates that its provision of title insurance services will enable it to capture revenues from an additional ancillary business which is complementary to its core homebuilding activities.

GOVERNMENTAL REGULATION AND ENVIRONMENTAL MATTERS

   The Company and its competitors are subject to various local, state and federal statues, ordinances, rules and regulations concerning zoning, land use, building design, construction and similar matters including, permitted land uses and levels of density in order to limit the number of homes that can ultimately be built within the boundaries of a particular community, the installation of utility services such as water and waste disposal and the dedication of acreage for open space, parks, schools and other community purposes. A number of authorities in Florida (including Broward County and Palm Beach County) and in other states have imposed impact fees as a means of defraying the cost of providing certain governmental services to developing areas, and the amount of these fees has increased significantly during recent years. Other state and local laws require the use of specific construction materials which reduce the need for energy-consuming heating and cooling systems or are expected to withstand certain wind speeds. As a result of Hurricane Andrew, Dade County and Broward County enacted more stringent building codes which increased costs of construction. The State of Florida and other states and counties and cities within the state have also, at times, declared moratoriums on the issuance of building permits and imposed other restrictions in areas where the infrastructure (E.G., roads, schools, parks, water and sewage treatment facilities and other public facilities) does not reach minimum standards, all of which could have a material adverse effect on the Company's business. To date, the governmental approval processes and the restrictive zoning and land use, moratoriums and allocation system discussed above have not had a material adverse effect on the Company's development activities, in large part because the Company maintains a general policy of acquiring land only if zoning, land use, building permits and other entitlements and governmental approvals have been (or the Company is reasonably certain will soon be) obtained.

   To minimize development risks, the Company restricts land purchases to tracts that have (or that the Company is reasonably certain will soon have) all necessary zoning, land use, building permit and other entitlements and governmental approvals. A variety of permits and other approvals are often required to complete the residential developments currently being planned by the Company, including, land development permits (water, sewer, paving and drainage), sales center permits, model home permits and building permits. The process of obtaining these permits and other approvals is an ongoing process in the ordinary course of business that the Company is engaged in as it develops and constructs homes for its communities. The ability of the Company to obtain these necessary permits and other approvals for these communities is often beyond the Company's control, and could restrict the development of otherwise desirable property. The length of time necessary to obtain these permits and other approvals increases the carrying costs of unimproved property acquired for the purpose of development and construction. To date, the Company has not encountered any material difficulties in obtaining these permits and other approvals.

   Prior to acquiring property, the Company's current practice is to engage independent environmental consultants to conduct assessments in order to evaluate the environmental condition of, and potential environmental liabilities associated with, such property. Such assessments generally consist of an investigation of environmental conditions at the subject property (not including soil or groundwater sampling or analysis), as well as a review of available information regarding the site and publicly available data regarding conditions at other sites in the vicinity. In certain cases, the Company has conducted follow up reviews of certain such properties based on such assessments. In addition to the risks, if any, identified by such assessments, certain environmental-related laws and regulations that typically apply to real estate development (for example, wetlands laws and regulations, open space requirements, and zoning laws and regulations) may result in delays, cause the Company to incur substantial compliance or other costs and prohibit or severely restrict development in certain environmentally sensitive regions or areas. To date, the Company has not been materially adversely affected by any such environmental matters.

COMPETITION

   The homebuilding industry is highly competitive and competition is based on a number of interrelated factors, including location, reputation, amenities, design, quality and price. The Company competes with numerous large and small builders, including some builders with nationwide operations and greater financial, marketing, sales and other resources. The Company also competes for home sales with individual resales of existing homes and condominiums, including sales of homes at deeply discounted prices by lenders and other financial institutions. Based on its knowledge and analysis of the homebuilding market and its knowledge of its competitors, management believes that the Company's primary competitive strengths have been (i) its ability to acquire land which meets its acquisition criteria at attractive prices, (ii) its ability to provide quality homes with customized features at a wide range of prices, (iii) the distinctive location of its communities and the lifestyles and recreational amenities offered in its communities and (iv) its reputation for customer satisfaction, service, innovative design and value pricing.


   The Company also competes with other homebuilders for the acquisition of land. Competition for available homesites varies from market to market depending on supply and is based primarily on price, reputation and ability to build, market and sell homes. Increased competition for land throughout local markets or for particular parcels may significantly increase acquisition costs and reduce the Company's ability to profitably build homes or profitably resell land in such markets.


BONDS, WARRANTIES AND OTHER OBLIGATIONS

   In connection with the development of its projects, the Company is often required to obtain performance or maintenance bonds or letters of credit which are generally for the benefit of governmental authorities. Lenders financing these projects typically provide for these bonds and letters of credit, and because these bonds and letters of credit do not materially increase these lenders' exposure, the Company's marginal cost of obtaining these bonds and letters of credit is not material. The amount of such obligations outstanding at any time varies in accordance with the Company's pending construction activities. In the event any such obligations are drawn upon because of the Company's failure to build its required infrastructure, the Company would be obligated to reimburse the lenders. At June 30, 1996, there were approximately $4.0 million in letters of credit and bonds outstanding.

   The Company also has obligations to subsidize homeowners' associations in certain of its residential developments up to a pro rata portion of expenses based on the number of homesites which have not been closed in such developments. These obligations are not a material part of the Company's operating expenses.

   The Company provides its home buyers with a limited one-year warranty on workmanship and building materials. The subcontractors who perform most of the actual construction, in turn, provide warranties of workmanship to the Company, and generally are prepared to respond to the Company and homeowner promptly upon request. To cover its potential warranty obligations, the Company accrues an estimated amount for future warranty costs.

EMPLOYEES

   At June 30, 1996, the Company employed 85 persons of whom 28 were sales and marketing personnel, 26 were executive, administrative and clerical personnel and 31 were involved in construction. Additionally, the Company has 15 salespersons who are independent contractors. The Company's employees are not covered by any collective bargaining agreements; however, certain of the subcontractors which the Company engages are represented by labor unions or are subject to collective bargaining agreements. The Company believes that its relations with its employees and subcontractors are good.

LEGAL PROCEEDINGS

   The Company is involved from time to time in litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the Company.

HEADQUARTERS FACILITIES

   The Company currently leases approximately 4,800 square feet of office space, increasing to 5,900 square feet effective October 1, 1996, for its corporate headquarters in Coral Springs, Florida from University Financial Plaza Limited, a limited partnership of which Messrs. Arthur Falcone, Philip Cucci and Edward Falcone (all of whom are executive officers, directors and principal shareholders of the Company) are partners. The lease has a five-year term expiring in September 30, 2001, with a renewal option for an additional five-year term. Pursuant to the terms of the lease, the Company has paid rent of approximately $18,000, $59,000 and $60,000 for the years ended June 30, 1994, 1995 and 1996, respectively. The minimum lease payment for the year ended June 30, 1997 is approximately $72,000 and increases five percent per year thereafter. The Company believes that the lease rate reflects the gross market lease rate for comparable properties. See "Certain Relationships and Related Transactions."

                                  MANAGEMENT


DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

   The table below sets forth the names and ages of the directors, officers and certain key employees of the Company as well as the positions and offices held by such persons. A summary of the background and experience of each of these individuals is set forth after the table. The officers of the Company serve at the discretion of the Company's Board of Directors.


 NAME                 AGE                     POSITION WITH THE COMPANY
---------------------------------------------------------------------------------------
Arthur Falcone      37     President and Chairman of the Board
Philip Cucci        37     Executive Vice President, Chief Operating Officer and Director
Edward Falcone      43     Executive Vice President and Director
Les Campbell        39     Chief Financial Officer
Neil Eisner         41     Vice President of Real Estate Operations
Daniel Andreacci    50     Vice President of Sales and Marketing
Cora DiFiore        39     Vice President of Administration
Tom Pagnotta        36     Vice President of Construction
Richard Phillips    31     Controller
Christopher Allick  42     Director
Anthony Ciabattoni  52     Director

   ARTHUR FALCONE has been President and a Director of the Company since its founding in 1986. During that period of time, the Company built and closed over 700 homes. Mr. Falcone is responsible for overseeing all aspects of the Company's business, including managing ongoing projects and locating and securing land parcels for future acquisition and development. Mr. Falcone has substantial experience in site selection and in the acquisition and construction of residential and commercial properties. He has owned, developed and operated over 100 restaurants including McDonald's, Wendy's and other family style restaurants in New York, Florida and California. Mr. Falcone also has owned, developed and managed office buildings, health clubs, hotels and other properties in Florida, Massachusetts and New York. Mr. Falcone is the brother of Edward Falcone.


   PHILLIP CUCCI joined the Company in 1988 as Vice President and a Director and became Executive Vice President and Chief Operating Officer in 1995. During the time that Mr. Cucci has been associated with Transeastern, the Company has built and closed over 700 homes. Mr. Cucci is responsible for overseeing all aspects of the Company's operations. Mr. Cucci has over 17 years of experience in the homebuilding business. Prior to joining the Company, Mr. Cucci managed, owned and operated various building firms on Long Island, New York. From 1979 through 1981, Mr. Cucci was employed by a Nassau County, New York firm specializing in custom remodeling and commercial development. From 1982 through 1983, Mr. Cucci was a member of the management team of a Suffolk, County, New York home building company, and served as project manager responsible for all home building operations. During this period he completed and delivered over 115 single family units. From 1984 through 1987, Mr. Cucci owned and operated a home building company which built and delivered $22 milllion in high end custom estate homes. Mr. Cucci has also owned and managed several office buildings during his career. Mr. Cucci is licensed by the State of Florida as a General Contractor and serves as the Company's general contractor qualifier. From 1978 through 1981, Mr. Cucci attended C.W. Post College in Brookville, New York.

   EDWARD FALCONE has been Vice President and a Director of the Company since its founding in 1986, and was elected Executive Vice President of the Company in 1995. During that period of time, the Company built and closed over 700 homes. Mr. Falcone is responsible for coordinating all sales, marketing and advertising of the Company, as well as locating land for future acquisition and development. Mr. Falcone has extensive experience in site selection and acquisition of properties for commercial and residential construction, and in the marketing and advertising of products. He has owned, developed and operated over 100 restaurants including McDonald's, Wendy's and other family style restaurants in New York, Florida and California. Mr. Falcone also has owned, built and managed hotels, office buildings, health clubs and other properties in Florida, Massachusetts, New York, Texas and Washington D.C., and has served in a variety of management capacities in several businesses and consulting firms. Mr. Falcone is the brother of Arthur Falcone.

   LES CAMPBELL joined the Company as Chief Financial Officer in July 1994. From 1984 until 1994, he was employed by Coral Ridge Properties, the developer of Coral Springs, Florida. Mr. Campbell served as controller with Coral Ridge Properties for eight years (1986 to 1994) and was director of audits for Westinghouse Communities, Inc., the parent of Coral Ridge Properties, for two years (1984 to 1986). Mr. Campbell is a certified public accountant and, from 1978 to 1984, was an auditor with Price Waterhouse in Fort Lauderdale and West Palm Beach, Florida. Mr. Campbell is a 1977 graduate of Florida State University.

   NEIL EISNER joined the Company during 1994 as Vice President of Real Estate Operations. Mr. Eisner is responsible for the Company's real estate operations in Broward County and Palm Beach County. From 1992 to 1994, Mr. Eisner was Vice President of Real Estate Operations of Weitzer Homes, a residential builder in Dade County and Broward County. From 1987 to 1992, Mr. Eisner served as Vice President of Real Estate Operations for a developer of hotels, office parks and single-family homes in New York. Mr. Eisner is a 1977 graduate of the University of Maryland, with a Bachelor of Science Degree in Business Administration and Management.

   DANIEL ANDREACCI joined the Company in 1993 as Vice President of Sales and Marketing. Mr. Andreacci is currently responsible for the Company's marketing and sales operations in Broward County and Palm Beach County. Over the past 20 years, Mr. Andreacci has been involved in many aspects of the real estate business, including sales, marketing, development and acquisitions. In 1987, Mr. Andreacci formed ASC Associates and later the Andreacci Group, both real estate sales, marketing and consulting firms. Mr. Andreacci attended New York's Pace College for business administration.

   CORA DIFIORE has been Vice President of Administration since 1992. Ms. DiFiore is responsible for coordinating construction, development and acquisition financing, for coordinating all residential closings and for managing the Company's corporate offices. Ms. DiFiore has worked with Arthur Falcone and Edward Falcone in various administrative capacities for over 17 years, and held a variety of administrative positions with the Company until being named Vice President in 1992. Ms. DiFiore is a 1978 graduate of Stony Brook University in Stony Brook, New York.

   TOM PAGNOTTA joined the Company in 1992 as Purchasing Director. He was promoted to Vice President of Construction in July, 1996. His responsibilities include monitoring all construction activities, construction budgets and quality assurance for all projects in Broward County and Palm Beach County. Mr. Pagnotta was President and owner of Pagnotta Construction Corp. of America from 1987 to 1992. Prior to 1987, Mr. Pagnotta was Vice President of Rolling Hills Development Corporation. Mr. Pagnotta attended New York Institute of Technology in New York City.

   RICHARD PHILLIPS has been Controller of the Company since August 1995. From 1992 until 1994, Mr. Phillips served as Controller of the Houston division of Lennar Corporation, one of the largest homebuilders in the United States. Mr. Phillips is a certified public accountant, and, from 1988 to 1992, was an auditor for KPMG Peat Marwick in Boston, Massachusetts, and Ft. Lauderdale, Florida. Mr. Phillips is a 1988 graduate of Northeastern University in Boston, Massachusetts.

   CHRISTOPHER ALLICK is an Executive Vice President at Jefferies & Company, Inc. He is a member of the Corporate Finance Department's Management Committee and a member of the Executive Committee of Jefferies & Company, Inc. Prior to joining Jefferies & Company, Inc. in 1990 he was a First Vice president in the Corporate Finance Department at Drexel Burnham Lambert, Inc. for four years. From 1977 until 1986, Mr. Allick was a member of Dean Witter Reynolds' Corporate Finance

Department. Mr. Allick received an M.B.A./M.A. in Economics from the University of Toronto in 1978 and a B.A. in Economics and English from the University of Colorado in 1976.

   ANTHONY CIABATTONI has been a director of the Company since 1995. Mr. Ciabattoni is the founder of Pacific Business Interiors, one of the largest of Steelcase furniture supply companies in Southern California. From 1984 until its sale in 1996, Mr. Ciabattoni was the President and CEO of Pacific Business Interiors. Mr. Ciabattoni also founded Recycled Office Solutions in 1993. This is the largest re-manufacturer of Steelcase furniture in Southern California. Mr. Ciabattoni received his Bachelor of Arts Degree from the University of Delaware in 1967.

BOARD OF DIRECTORS


   GENERAL.--The Board of Directors of the Company is currently comprised of five directors. The directors will be divided into three classes at the first annual meeting of shareholders after the Offering. At such meeting, one class will be elected to serve a term expiring one year thereafter, the second class will be elected to serve for a term expiring two years thereafter and the third class will be elected to serve for a term expiring three years thereafter. After expiration of such initial terms, each class will be elected for a three-year term. Directors may be removed only for cause and only by the affirmative vote of holders of greater than 66 2/3 % of the outstanding Common Stock of the Company.

   COMMITTEES.--After consummation of the Offering, the Board of Directors will establish an audit committee and a compensation committee, both of which shall initially be comprised of Mr. Allick and Mr. Ciabattoni. The audit committee will, among other things, make recommendations to the Board of Directors regarding the independent auditors for the Company, approve the scope of the annual audit activities of the independent auditors, review audit results and have general responsibility for all auditing-related matters. The compensation committee will recommend to the Board of Directors compensation plans and arrangements with respect to the Company's executive officers and administer certain employee benefit plans, including the Company's 1996 Stock Plan.

   COMPENSATION OF DIRECTORS.--The Company intends to implement a compensation program for non-employee directors, effective upon consummation of the Offering, pursuant to which such directors will receive fees and stock options. Non-employee directors will be entitled to receive $12,000 per year and $500 per meeting for services as a director plus reimbursement of travel expenses to board and committee meetings. The Company has granted, under the Company's 1996 Stock Plan, subject to the consummation of the Offering, options to purchase 8,000 and 2,000 shares of Common Stock to each of Messrs. Allick and Ciabattoni, the Company's two non-employee directors. The options were granted on the basis of 2,000 shares per year of service. These options vest one year after the date of issuance, are exercisable at an exercise price equal to the fair market value of the Common Stock on the date of grant and have a term of ten years. Non-employee directors will be entitled to participate in and receive further grants of stock options under the Company's 1996 Stock Plan. Directors who are also employees of the Company will receive no additional compensation for service as a director other than reimbursement of any travel expenses to attend meetings. See "Executive Compensation" for compensation, including stock options, received by directors who are also employees of the Company.


COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

   Prior to the Offering, the Company had no separate compensation committee or other committee of the Board of Directors performing equivalent functions. The Company's Board of Directors carried out this function. Each of the directors of the Company participated in deliberations concerning executive compensation.

EXECUTIVE COMPENSATION

   The table set forth below sets forth the total compensation earned by the Company's Chief Executive Officer and the four other most highly compensated executive officers of the Company for services rendered in all capacities to the Company for the fiscal year ended June 30, 1996. The Company did not grant any stock options or restricted stock awards or make any long-term incentive plan payments to any of these officers during the fiscal year ended June 30, 1996, and none of such officers executed any stock options during such year.

                          SUMMARY COMPENSATION TABLE

                                                         ANNUAL COMPENSATION
                                        ----------------------------------------------------
                                                                               OTHER ANNUAL        ALL OTHER
NAME AND PRINCIPAL POSITION               YEAR    SALARY($)     BONUS($)     COMPENSATION($)    COMPENSATION($)
-------------------------------------- ------- ----------  ------------- ---------------- ---------------------
Arthur Falcone                            1996     234,627             0            --                   (1)
President and Chairman of the Board

Philip Cucci                              1996     203,051             0            --                   (1)
Executive Vice President,
Chief Operating Officer and Director

Edward Falcone                            1996     195,143             0            --                  0
Executive Vice President and Director

Neil Eisner                               1996     100,096       133,922(2)         --              4,800(3)
Vice President of
Real Estate Operations

Daniel Andreacci                          1996      82,192        96,657(2)         --              4,800(3)
Vice President of Marketing and Sales

-----------------------------------------------------------------------------
(1) In 1996, the Company constructed and sold homes to Messrs. Arthur Falcone and Philip Cucci for amounts equal to the Company's cost of constructing the homes, including land. See "Certain Relationship and Related Transactions--Other Arrangements with Affiliates."

(2) Commissions for housing sales, based on commission rates ranging from 0.25% to 1% of the sales price.

(3) Car allowance.

STOCK OPTION AND SHAREHOLDER VALUE PLAN

   The Company's 1996 Stock Option and Shareholder Value Plan is intended generally to attract, retain and motivate officers, key employees and non-employee directors and to align their interests with those of the Company's shareholders. A total of 1,000,000 shares of Common Stock may be issued under the 1996 Stock Plan, upon exercise of stock options and vesting of restricted stock awards or performance units. The Company has granted, under the 1996 Stock Plan, subject to the closing of the Offering, options to purchase 450,000 shares of Common Stock, exercisable at the initial public offering price set forth on the cover page hereof. Messrs. Arthur Falcone, Edward Falcone, Philip Cucci, Neil Eisner, Daniel Andreacci, Christopher Allick and Anthony Ciabattoni have been granted options to purchase 92,237, 78,000, 81,058, 33,750, 24,750, 8,000 and 2,000 shares of Common Stock, respectively, pursuant to the 1996 Stock Plan. These options vest over a three-year period, except for the options granted to Messrs. Allick and Ciabattoni which vest one year after the date of issuance.

   Pursuant to the 1996 Stock Plan, the Company may grant incentive stock options within the meaning of Section 422A of the Internal Revenue Code of 1986, as amended (the "Code"), to employees and non-qualified stock options to non-employee directors, independent contractors and agents, as well as to employees of the Company. The Plan also provides for the grant of awards of restricted shares of Common Stock to employees of the Company, which awards will be subject to certain restrictions or the achievement of certain goals as determined by the Compensation Committee (as hereafter defined).

   Additionally, the Plan provides that the Compensation Committee may grant shareholder value units to participating employees. In the event the Compensation Committee grants such awards, it will establish objective performance goals which, depending on the extent to which they are met, will determine the number and/or value of performance units that will be paid out. Payouts will be made in cash unless the Compensation Committee determines to pay awards in shares of Common Stock. Performance goals may be based upon Company-wide, divisional and/or individual performance.

   The 1996 Stock Plan provides for administration by a Compensation Committee (the "Compensation Committee") of the Board of Directors. The Compensation Committee of the Board of Directors will administer the 1996 Stock Plan. The Compensation Committee will select the plan's participants, authorize the grant of options, restricted stock or shareholder value units and determine the exercise price, terms and vesting schedule for options or the vesting and other terms of restricted stock awards and the number and/or value of performance units. The Compensation Committee also has the authority to prescribe, amend and rescind rules and regulations relating to the 1996 Stock Plan, to accelerate the exercise date of any option or vesting requirements of any restricted stock award, to delegate authority to specific members of a committee of management, and to interpret the 1996 Stock Plan and make all necessary determinations in administering the 1996 Stock Plan. All options, restricted stock awards or performance units granted under the 1996 Stock Plan shall be evidenced by a written agreement between the Company and the participant, which shall contain such provisions, including, without limitation, restrictions upon the exercise of the options, the restricted stock awards or the performance units as the Compensation Committee shall determine.

   The per share exercise price of an option shall be as determined by the Compensation Committee, provided that the exercise price of stock options may not be less than fair market value on the date of grant. The purchase price for shares acquired pursuant to the exercise of an option shall be as determined by the Compensation Committee and may consist of cash, check, surrender of other shares of the Company's capital stock or any combination thereof.

   No stock options, restricted stock awards or performance units may be transferred other than by will or the laws of descent and distribution or pursuant to a qualified domestic relations order, and, except with respect to a qualified domestic relations order, during the lifetime of a participant, the option or award will be exercisable only by the participant. Notwithstanding the foregoing, to the extent permitted by applicable law and Rule 16b-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Compensation Committee may permit a recipient of a non-qualified stock option to (i) designate in writing during the optionee's lifetime a family member or a trust established by the optionee or a family member (a "Beneficiary"), to receive and exercise the optionee's non-qualified stock options in the event of such optionee's death or (ii) transfer a non-qualified stock option to a Beneficiary.

   In the event that a participant shall die, become disabled, or terminate employment with the Company for any reason other than retirement, the participant shall be able to exercise the vested portion of an option, if any or receive the vested portion of the restricted stock award, if any. In the event a participant shall terminate employment with the Company for any reason other than death, disability or retirement, the participant shall immediately forfeit all unvested and unexercisable options or unvested restricted stock awards, if any, unless otherwise determined by the Compensation Committee. In the event that a participant's employment with the Company shall terminate as the result of death, disability, or retirement, the Compensation Committee may determine, in its discretion, to vest all or a portion of the unvested and unexercised options or unvested restricted stock awards, if any. The exercise of any option or receipt of any restricted stock award after termination of employment will be subject to the condition that the participant not compete with or take other employment with or render services to a competitor of the Company or its affiliates without the written consent of the Company nor conduct himself or herself in a manner adversely affecting the Company. In no case may options be exercised later than the expiration date of the stock options originally specified in the related written agreements. In the event of change of control of the Company, all options then outstanding under the 1996 Stock Plan will become immediately exercisable and all restrictions on any stock awards will immediately lapse.

   The 1996 Stock Plan will expire in 2006 unless terminated earlier by the Board of Directors. No options granted under the 1996 Stock Plan can be exercised more than 10 years from the date of grant. Shares under any unexercised options or restricted stock awards that expire or that terminate upon an employee's ceasing to be employed by the Company become available again for issuance under the 1996 Stock Plan.

   Except as otherwise required by law or regulation, the 1996 Stock Plan may be amended or terminated by the Board of Directors without shareholder approval. No amendment or termination of the 1996 Stock Plan will affect previously granted awards under the 1996 Stock Plan without the participant's consent unless the Compensation Committee determines that such amendment is in the best interest of the shareholders or the participants.


INDEMNIFICATION AND LIMITED LIABILITY

   Pursuant to the Company's Articles of Incorporation, Bylaws and indemnification agreements between the Company and each of its officers and directors the Company is obligated to indemnify each of its directors and officers to the fullest extent permitted by law with respect to all liability and loss suffered, and reasonable expense incurred, by such person in any action, suit or proceeding in which such person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that such person is or was a director or officer of the Company. The Company is also obligated to pay the reasonable expenses of indemnified directors or officers in defending such proceedings if the indemnified party agrees to repay all amounts advanced should it be ultimately determined that such person is not entitled to indemnification.

   The Company maintains an insurance policy covering directors and officers under which the insurer agrees to pay, subject to certain exclusions, for any claim made against the directors and officers of the Company for a wrongful act for which they may become legally obligated to pay or for which the Company is required to indemnify its directors or officers.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

CORPORATE HEADQUARTERS

   The Company currently leases approximately 4,800 square feet of office space, increasing to 5,900 square feet effective October 1, 1996, for its corporate headquarters in Coral Springs, Florida from University Financial Plaza Limited, a limited partnership of which Messrs. Arthur Falcone, Philip Cucci and Edward Falcone (all of whom are executive officers, directors and principal shareholders of the Company) are partners. The lease has a five-year term expiring in September 30, 2001, with a renewal option for an additional five-year term. Pursuant to the terms of the lease, the Company has paid rent of approximately $18,000, $59,000, and $60,000 for the years ended June 30, 1994, 1995 and 1996, respectively. The minimum lease payment for the year ended June 30, 1997 is approximately $72,000 and increases five percent per year thereafter. The Company believes that the lease rate reflects the gross market lease rate for comparable properties in the area.

TRANSACTIONS WITH JEFFERIES & COMPANY, INC.

   During 1995, the Company paid a $500,000 fee to Jefferies & Company, Inc., in which Christopher Allick, a director of the Company, serves as Executive Vice President, to perform due diligence relating to prospective real estate acquisitions and financial advisory services for the Company. The Company was reimbursed by an unrelated third party for such fee in September 1995.


   The Company also paid to Jefferies & Company, Inc. a fee of $424,819 for services rendered in facilitating the Company's repurchase in 1995 of (i) 21,358 shares of Series A Preferred Stock and related warrants to purchase 2,057,692 shares of Common Stock, (ii) $2,963,084 of senior subordinated project financing notes and (iii) $2,500,000 of senior subordinated project financing acquisition notes. See Notes (11), (12) and (13) to the Company's Consolidated Financial Statements for the years ended June 30, 1995 and 1994.


   During 1995, Jefferies & Company, Inc. also loaned to the Company $1,000,000 pursuant to senior subordinated project financing notes bearing interest at 18% per annum and payable quarterly. Such loan has been repaid in full.

CERTAIN LOANS


   In April 1993, B & E Management, Inc., a company controlled by Robert Falcone, the brother of Messrs. Arthur and Edward Falcone, provided the Company with a $100,000 loan, which was used in connection with the acquisition of Coopers Pointe. The loan had a balance on June 30, 1996 of $70,000. Interest is payable monthly at an annual rate of 12% and principal is due on demand.

   In April 1994, Robert Falcone, as Trustee of the Robert J. Falcone Revocable Living Trust, provided the Company with a $200,000 loan, which was used in connection with the acquisition of Eagle Landing. The loan had a balance on June 30, 1996 of $200,000. Interest on the loan is payable monthly at an annual rate of 10% and principal is due on demand.

   In September 1995, Robert Falcone, as Trustee of the Robert J. Falcone Revocable Living Trust, provided the Company with a $100,000 loan, which was used in connection with the acquisition of Aberdeen. The loan had a balance on June 30, 1996 of $100,000. Interest is payable monthly at an annual rate of 12% and principal is due in September 1997.


   In January 1996, Anthony Ciabattoni, a director of the Company, provided the Company with a $600,000 loan, which was used for working capital by the Company. The loan had a balance on June 30, 1996 of $600,000. The loan bears interest at an annual rate of 13% and principal is due in October 1996.

   In June 1996, Anthony Ciabattoni provided the Company with a $1,000,000 loan, which was used by the Company to exercise its option to acquire additional property at the Village of Pembroke Pines. The loan had a balance on June 30, 1996 of $1,000,000. The loan bears interest at an annual rate of 13% and principal is due in November 1996.


   In October 1996, Anthony Ciabattoni provided the Company with a $1,000,000 loan, which will be used by the Company for land acquisitions and working capital. The loan bears interest at an annual rate of 12% per annum and principal is due in April 1997. The Company may, but has not presently determined to, repay this loan from the proceeds of the Offering.


   In September 1994, Arthur Falcone provided the Company with a $124,000 loan, which was used for working capital by the Company. The loan had a balance on June 30, 1996 of $124,000. Interest on the loan is payable monthly at an annual rate of 11% and principal is due on demand.

   In September 1994, Edward Falcone provided the Company with a $156,512 loan, which was used for working capital by the Company. The loan had a balance on June 30, 1996 of $156,512. Interest on the loan is payable monthly at an annual rate of 11% and principal is due on demand.

   In September 1994, Philip Cucci provided the Company with a $75,997 loan, which was used for working capital by the Company. The loan had a balance on June 30, 1996 of $75,997. Interest on the loan is payable monthly at an annual rate of 11% and principal is due on demand.


   Promptly after consummation of the Offering, the Company intends to utilize a portion of the proceeds from this Offering to repay all of the above-described indebtedness other than the October 1996 loan from Mr. Ciabattoni, as described above. See "Use of Proceeds."

REGISTRATION RIGHTS AGREEMENT

   Messrs. Arthur J. Falcone, Edward W. Falcone, Philip Cucci, Jr., Christopher Allick, Anthony Ciabattoni and each of the other shareholders of the Company listed under "Principal and Selling Shareholders" and the Company have entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which each of Messrs. Allick and Ciabattoni has been granted the right, subject to various restrictions and limitations, at any time after the date which is one year following consummation of the Offering, to request that the Company file with the Securities and Exchange Commission ("SEC") a registration statement on Form S-3 for the proposed sale of their shares of Common Stock (including Common Stock issued upon the exercise of any Warrants) held by them. The Company may postpone any such requested registration pursuant to this agreement for a period of up to 120 days if the Company believes that such registration would not be in the Company's interest . Each of the parties to the Registration Rights Agreement (other than the Company) will also have an unlimited number of piggyback registration rights in respect of their shares of Common Stock (including Common Stock issued upon the exercise of any Warrants). The piggyback registration rights will allow the holders to include their shares of Common Stock in any registration statement filed by the Company, subject to certain limitations.

   The Company will pay all expenses (other than underwriting discounts and commissions of the selling shareholders, taxes payable by the selling shareholders and the fees and expenses of the selling shareholders' counsel) in connection with up to two requested registrations, as well as any registrations pursuant to the exercise of piggyback rights. The Company also will agree to indemnify such persons against certain liabilities, including liabilities arising under the Securities Act. The registration rights granted pursuant to the Registration Rights Agreement will terminate on the earlier of the fifth anniversary of the Offering or the date on which all parties to the Agreement can sell all of their stock under Rule 144(k) promulgated under the Securities Act. Additionally, each of Messrs. Allick and Ciabattoni shall only have the right to request registration by the Company as long as he remains an "affiliate" of the Company for purposes of Rule 144.


EXERCISE OF WARRANTS


   All holders of the Company's outstanding Warrants as of June 30, 1996 have converted such Warrants into Common Stock prior to the consummation of the Offering. In connection therewith, the holders of Warrants issued in connection with the Series A Preferred Stock and Series B Preferred Stock agreed to sell certain of their shares of Common Stock in the Offering, to vote in favor of all amendments to the Company's Articles of Incorporation and Bylaws necessary to effectuate or as contemplated by the Offering, to vote in favor of the adoption of the Company's 1996 Stock Plan, to modify certain of their registration rights and to not sell or otherwise dispose of any of their shares of Common Stock for a period of six months from the date of the Offering without the consent of the Representatives. The holders of the Series A and Series B Preferred Stock are entitled to one vote per share, representing less than one percent of the total outstanding voting power of the Company. All of the shareholders listed under the caption "Principal and Selling Shareholders," other than Messrs. Arthur Falcone, Edward Falcone, Philip Cucci, John Cucci and Bill Mitchell were the holders of the Warrants. See "Principal and Selling Shareholders." The individuals to whom the Contingent Warrants may be issued also agreed to sell certain of their shares of Common Stock in the Offering, to modify certain of their registration rights and not to sell or otherwise dispose of any of their shares of Common Stock for a period of six months from the date of the Offering without the consent of the Representatives.


OTHER ARRANGEMENTS WITH AFFILIATES

   In 1996, the Company constructed and sold homes to Messrs. Arthur Falcone and Philip Cucci. The homes were sold for amounts equal to the Company's cost of constructing the homes, including land. In connection with the sales, the Company accepted unsecured notes aggregating $215,873 from Messrs.

Arthur Falcone and Philip Cucci. The loans to Messrs. Arthur Falcone and Philip Cucci were forgiven in September 1996 in accordance with the terms and conditions previously established by the Company's Board of Directors. The loans were repayable two years from the date of closing and bore interest at the rate of 5.88% per annum. The Company was owed an additional $67,449 on the home sold to Mr. Arthur Falcone as of June 30, 1996, which was repaid in July, 1996.

FUTURE TRANSACTIONS WITH AFFILIATES

   Following the closing of the Offering, the Company intends to submit transactions between the Company and its directors and their affiliates to a committee of disinterested members of the Company's Board of Directors or to require approval of any such transactions by a majority of the disinterested members of the Board of Directors. Additionally, provisions of the Florida Business Corporation Act require that certain specified transactions between the Company and holders of more than 10% of the Company's outstanding Common Stock will require the approval of disinterested shareholders of the Company, unless such transactions are approved by a majority of disinterested members of the Board of Directors.

                      PRINCIPAL AND SELLING SHAREHOLDERS


   The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock immediately prior to and immediately following the Offering, assuming the exercise of all of the outstanding Warrants by (i) each person or entity who is the beneficial owner of five percent or more of the outstanding shares of Common Stock, (ii) each director and named executive officer of the Company, (iii) all directors and executive officers of the Company as a group and (iv) all shareholders of the Company offering Common Stock in the Offering (the "Selling Shareholders"). Except as set forth in the notes to the table, the business address of each five percent holder is the Company's corporate address. As described in the notes to the table, voting and/or investment power with respect to certain shares of Common Stock is shared by the named individuals. Consequently, such shares are shown as beneficially owned by more than one person.


                                          BENEFICIAL OWNERSHIP                    BENEFICIAL OWNERSHIP
                                            PRIOR TO OFFERING                        AFTER OFFERING
                                       --------------------------  -------------------------------------------------
NAME AND ADDRESS                          NUMBER        PERCENT     NUMBER OF SHARES        NUMBER          PERCENT
OF BENEFICIAL OWNER                      OF SHARES     OF SHARES      BEING OFFERED       OF SHARES        OF SHARES
------------------------------------- ------------ ------------  ----------------- ---------------- ----------------
Arthur Falcone(1) ...................    1,981,669       26.3%            *     (8)       1,981,669(8)       19.02%
Philip Cucci, Jr.(2) ................    1,981,669       26.3             *     (8)       1,981,669(8)       19.02
Edward Falcone ......................    1,981,669       26.3             *     (8)       1,981,669(8)       19.02
Anthony Ciabattoni ..................      356,841        4.7                  0            356,841           3.43
John Cucci ..........................        5,363         *               1,000              4,363            *
Robert J. Falcone, Trustee(3)  ......      122,294        1.6             31,000             91,294            *
Christopher Allick ..................       34,253         *              18,000             16,253(9)         *
Andrew Whittaker ....................        9,788         *               5,143              4,645(10)        *
David F. Eisner .....................       19,568         *              10,283              9,285(11)        *
David J. Losito .....................        9,788         *               5,143              4,645(10)        *
Handler Family Trust ................       97,873        1.3             56,431             41,442(12)        *
Daniel Andreacci ....................        4,725         *                   0              4,725            *
Brancaleone Family Partnership  .....       75,594        1.0             11,351             64,243            *
Albert Bruno ........................       47,244         *              11,611             35,633            *
Les Campbell ........................        4,725         *                   0              4,725            *
Phillip J. Ciabattoni ...............        5,667         *               1,392              4,275            *
Otto Claricurzio ....................        4,725         *               1,162              3,563            *
Audrey Cohen ........................       18,896         *               4,645             14,251            *
Neil Eisner .........................        4,725         *                   0              4,725            *
David W. Gove .......................        9,442         *               2,322              7,120            *
Forrest Hamilton ....................       74,308        1.0              5,000             69,308            *
Larry T. Nicholson ..................        4,725         *               1,162              3,563            *
Bruce and Kim Phillips ..............       11,344         *               2,787              8,557            *
Ray Stromback(4) ....................        7,558         *               1,858              5,700            *
Stephen R. Day ......................        4,725         *               1,162              3,563            *
Issac Abolafia ......................       18,896         *               4,645             14,251            *
Anthony C. Musto ....................       18,896         *               4,645             14,251            *
Bruce R. and Jody A. Johnson  .......       33,075         *               8,129             24,946            *
Clay S. Cunningham ..................        4,717         *               1,160              3,557            *
Albert A. DiClemente ................        4,717         *               1,160              3,557            *
Neal Katz ...........................        4,717         *               1,160              3,557            *
Brooke Jones ........................        4,717         *               1,160              3,557            *
John Murphy .........................        3,770         *                 928              2,847            *
Marc J. Spizzirri ...................        4,717         *               1,160              3,557            *
DuRay E. Stromback, Trustee(5)  .....        4,717         *               1,160              3,557            *
John & Irene Passarelli .............       28,348         *               6,967             21,381            *
Philip J. Weiss, Trustee(6) .........        9,460         *               2,324              7,136            *
Arthur J. Falcone, Sr. ..............        6,609         *               1,624              4,985            *
Patrick Savin(7) ....................      444,929        5.9            100,000            344,929           3.31
All directors and executive officers
  as a group (8 persons) ............    6,350,276       84.4%            18,000(13)      6,332,276(13)      60.79%

-----------------------------------------------------------------------------
  *  Represents beneficial ownership of less than 1%.

 (1) Reflects shares beneficially owned by Arthur Falcone and Marcy Falcone, his wife.

 (2) Reflects shares beneficially owned by Philip Cucci, Jr. and Linda Cucci, his wife.

 (3) All shares of Common Stock are held by Mr. Falcone as trustee and beneficiary of the Robert J. Falcone Revocable Living Trust.

 (4) Includes 3,779 shares of Common Stock held by Mr. Stromback as trustee and beneficiary of the Ray W. and Evelyn M. Stromback Living Trust.

 (5) All shares of Common Stock are held by Mr. Stromback as trustee and beneficiary of the DuRay E. Stromback Trust.

 (6) All shares of Common Stock are held by Mr. Weiss as trustee of a trust for the benefit of his wife. Mr. Weiss disclaims beneficial ownership of such shares.

 (7) The business address of Mr. Savin is 9777 Wilshire Boulevard, Suite 811, Beverly Hills, California, 90212.

 (8) Intends to sell 112,000 shares if the Underwriters' over-allotment option is exercised in full.

 (9) Intends to sell 9,600 shares if the Underwriters' over-allotment option is exercised in full.

(10) Intends to sell 2,743 shares if the Underwriters' over-allotment option is exercised in full.

(11) Intends to sell 5,484 shares if the Underwriters' over-allotment option is exercised in full.

(12) Intends to sell 27,430 shares if the Underwriters' over-allotment option is exercised in full.

(13) Does not include the 345,600 shares which would be sold if the Underwriters' over-allotment option is exercised in full. See notes (8) and (9).

                       SHARES ELIGIBLE FOR FUTURE SALE

   Prior to the Offering, there has been no public market for the Common Stock. No predictions can be made as to the affect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock of the Company in the public market after the lapse of the restrictions described below, or the potential of such sales, could materially adversely affect the prevailing market prices for the Common Stock and the ability of the Company to raise equity capital in the future.


   Upon completion of the Offering, the Company will have 10,416,318 shares of Common Stock outstanding (10,512,318 if the Underwriters' over-allotment option is exercised in full, assuming that twenty percent (20%) of the shares sold under the over-allotment option are sold by the Company with the remaining eighty percent (80%) being sold by certain Selling Shareholders). All of the 3,200,000 shares of Common Stock offered hereby (3,680,000 if the Underwriters' over-allotment option is exercised in full), will be freely tradeable without restriction or further registration under the Securities Act, unless purchased by "affiliates" of the Company, as that term is defined in Rule 144, described below. All of the 7,216,318 remaining outstanding shares of the Company's Common Stock are "restricted securities" as that term is defined in Rule 144, as they were issued by the Company in private transactions not involving a public offering.

   In general, under Rule 144 as currently in effect, any affiliate of the Company or any person (or persons whose shares are aggregated in accordance with Rule 144) who has beneficially owned Common Stock which is treated as restricted securities for at least two years would be entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the outstanding shares of Common Stock (approximately 104,163 shares based upon the number of shares outstanding after the Offering) or the reported average weekly trading volume in the Common Stock during the four weeks preceding the date on which notice of such sale was filed under Rule
144. Sales under Rule 144 are also subject to certain manner of sale restrictions and notice requirements and to the availability of current public information concerning the Company. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144 (other than the two-year holding period requirements) in order to sell shares of Common Stock that are not restricted securities (such as Common Stock acquired by affiliates in market transactions). Further, if a period of at least three years has elapsed from the date restricted securities were acquired from the Company or an affiliate of the Company, a holder of such restricted securities who is not an affiliate at the time of the sale and who has not been an affiliate for at least three months prior to such sale would be entitled to sell the shares immediately without regard to the volume, manner of sale, notice and public information requirements of Rule 144. Shares of Common Stock held by certain management of the Company, the Common Stock issued upon exercise of the Warrants issued in connection with the issuance of the Series A Preferred Stock and the Series B Preferred Stock (an aggregate of 6,697,164 shares) and the Common Stock issued upon exercise of any Contingent Warrants carry certain demand and incidental (I.E., piggyback) rights to require the Company to register sales of such shares of Common Stock and to participate in certain subsequent registrations of shares of Common Stock by the Company for sale to the public. See "Certain Relationships and Related Transactions--Registration Rights Agreement."

   The Company intends to file a registration statement on Form S-8 covering all shares of Common Stock issuable under the Company's employee benefit plans in effect on the date of this Prospectus. The Company has outstanding stock options with respect to an aggregate of approximately 450,000 shares of Common Stock as of the date of this Prospectus. Accordingly, any shares issued upon exercise of outstanding options will be eligible for sale in the public market (subject to the six-month lock-up arrangement described below) beginning on the effective date of such registration statement.

   The existing holders of the Company's Common Stock not being sold hereby, and the Company's officers and directors have agreed not to sell, offer to sell, grant any option for the sale of, assign, pledge, grant any security interest in or otherwise dispose of, or register for sale by others, any shares of Common Stock which they own prior to the Offering or any security convertible into or exchangeable or exercisable for shares of Common Stock, except for intra-family transfers, without the prior written consent of the Representatives, on behalf of the Underwriters, for a period of six months after the consummation of the Offering. Upon the expiration of such six-month period, 6,894,689 of such shares will be eligible for resale under Rule 144.

                         DESCRIPTION OF CAPITAL STOCK

   The Company's shareholders have approved Amended and Restated Articles of Incorporation and Bylaws to become effective upon consummation of the Offering. Pursuant to the terms of the Amended and Restated Articles of Incorporation, effective as of the consummation of the Offering, (i) the Company's authorized Series A Preferred Stock and Series B Preferred Stock will be eliminated and (ii) a new class of "blank check" preferred stock, par value $.01 per share (the "New Preferred Stock"), will be created.
Accordingly, effective as of the consummation of the Offering, the Company's capital stock will consist of 100 million shares of Common Stock and 20 million shares of New Preferred Stock. All of the Company's Series A Preferred Stock and Series B Preferred Stock which is issued and outstanding immediately prior to the consummation of the Offering will be redeemed immediately prior to the consummation of the Offering. As of the date of this Prospectus, there were 6,266,637 shares of Common Stock outstanding, 1,819 shares of Series A Preferred Stock outstanding and 33,202 shares of Series B Preferred Stock outstanding.

   The following discussion describes the Company's capital stock, Articles of Incorporation and Bylaws as anticipated to be in effect upon the consummation of the Offering. The following description of the Company's capital stock does not purport to be complete and is subject to and qualified in its entirety by the provisions of the Company's Amended and Restated Articles of Incorporation and Bylaws, which are included as exhibits to the Registration Statement of which this Prospectus is a part, and by the provisions of applicable law.

COMMON STOCK

   The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50 percent of the shares voted for the election of directors can elect all of the directors. The holders of Common Stock are entitled to receive dividends when, as and if declared by the Board of Directors out of funds legally available therefor, subject to the dividend and liquidation rights of any New Preferred Stock that may be issued and outstanding. In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any having preference over the Common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares of Common Stock offered hereby, when issued against the consideration set forth in this Prospectus will be, fully paid and nonassessable. In the event of liquidation, after payment of the debts and of the liabilities of the Company and after making provision for the holders of New Preferred Stock, if any, the remaining assets of the Company will be distributable ratably among the holders of Common Stock.


   The Transfer Agent and Registrar for the Common Stock is American Stock Transfer & Trust Company, New York, New York.

   The Common Stock has been approved for quotation on the Nasdaq National Market under the trading symbol "TEPI."


PREFERRED STOCK

   The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized New Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations, or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. As of the date of this Prospectus, the Board of Directors has not authorized any series of New Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Blank Check Preferred Stock. The issuance of New Preferred Stock with voting rights or conversion rights may adversely affect the voting power of the Common Stock, including the loss of voting control to others. The issuance of New Preferred Stock may have the effect of delaying, deferring or preventing a change of control of the Company without shareholder approval. See "Risk Factors--Preferred Stock; Possible Anti-Takeover Effect of Certain Charter Provisions."

CONTINGENT WARRANTS


   In connection with the private placement of the Company's Common Stock in March, 1996, the Company agreed to issue to the purchasers of the Common Stock Contingent Warrants to purchase additional shares of Common Stock in the event certain targeted Common Stock share prices are not achieved in the Offering. The number of shares, if any, for which the Contingent Warrants are exercisable is based upon the initial public offering price in the Offering. Assuming an initial public offering price of $9.00 per share (which is the midpoint of the estimated range of the initial public offering price), the Contingent Warrants would be exercisable for an aggregate of 95,038 shares of Common Stock. The Contingent Warrants are exercisable in whole or part at any time prior to the first anniversary of the effective date of this Prospectus at an exercise price equal to $.01 per share and contain customary anti-dilution adjustments upon the occurrence of certain changes in the Company's capital structure following the consummation of the Offering.


   The holders of Common Stock issuable upon exercise of the Contingent Warrants will have certain incidental (piggyback) rights to participate in certain subsequent registrations of shares of Common Stock by the Company for sale to the public.

CERTAIN PROVISIONS OF FLORIDA LAW

   The Company is subject to several anti-takeover provisions under Florida law that apply to a public corporation organized under Florida law, because the corporation has not elected to opt out of such provisions in its articles of incorporation or bylaws. The Common Stock of the Company is subject to the "affiliated transactions" and "control-share acquisition" provisions of the Florida Business Corporation Act. These provisions require, subject to certain exceptions, that an "affiliated transaction" be approved by the holders of two-thirds of the voting shares other than those beneficially owned by an "interested shareholder" or by a majority of disinterested directors and that voting rights be conferred on "control shares" acquired in specified control share acquisitions generally only to the extent conferred by resolution approved by the shareholders, excluding holders of shares defined as "interested shares." In addition, Florida law presently limits the personal liability of a corporate director for monetary damages, except where the director (i) breaches his or her fiduciary duties and (ii) such breach constitutes or includes certain unlawful distributions or certain other reckless, wanton or willful acts or misconduct.

OTHER PROVISIONS OF ARTICLES OF INCORPORATION AND BYLAWS

   The Articles of Incorporation provide that the Board will be divided into three classes, with each class, after a transitional period, serving for three years, and one class being elected each year. A majority of the remaining directors then in office, though less than a quorum, or the sole remaining director, will be empowered to fill any vacancy on the Board which arises during the term of a director. The provision for a classified board may be altered or repealed only upon the affirmative vote of holders of at least 66 2/3 % of the total voting power of the Company. The classification of the Board may discourage a third party from making a tender offer or otherwise attempting to gain control of the Company and may have the effect of maintaining the incumbency of the Board.

   Special meetings of shareholders may be called by the Company's Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer. Shareholders of the Company may only call a special meeting of shareholders if the holders of at least 50% of the total voting power of the

Company sign, date and deliver to the Company's secretary one or more written demands for the meeting describing the purpose or purposes for which it is to be held.

   Shareholders of the Company are required to provide advance notice of nominations of directors to be made at, and of business proposed to be brought before, a meeting of shareholders. The failure to deliver proper notice within the periods specified in the Company's Bylaws will result in the denial of the shareholder's right to make such nominations or propose such action at the meeting.

               CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS
                     FOR NON-U.S. HOLDERS OF COMMON STOCK


   The following is a general discussion of certain United States Federal tax consequences of the acquisition, ownership and disposition of Common Stock by a holder that, for United States Federal income tax purposes, is not a "United States person" (a "Non-United States Holder"). This discussion is based upon the United States Federal tax law now in effect, which is subject to change, possibly retroactively. For purposes of this discussion, a "United States person" means a citizen or resident of the United States, a corporation, partnership or other entity created or organized in the United States or under the laws of the United States or of any political subdivision thereof or an estate or trust whose income is includible in gross income for United States Federal income tax purposes regardless of its source. This discussion does not consider any specific facts or circumstances that may apply to a particular Non-United States Holder. Prospective investors are urged to consult their tax advisors regarding the United States Federal tax consequences of acquiring, holding and disposing of Common Stock, as well as any tax consequences that may arise under the laws of any foreign state, local or other taxing jurisdiction.


DIVIDENDS


   Dividends paid to a Non-United States Holder will generally be subject to withholding of United States Federal income tax at the rate of 30% unless the dividend is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder, in which case the dividend will be subject to the United States Federal income tax on net income on the same basis that applies to United States persons generally (and, with respect to corporate holders and under certain circumstances, the branch profits tax). Non-United States Holders should consult any applicable income tax treaties that may provide for a lower rate of withholding or other rules different from those described above. A Non-United States Holder may be required to satisfy certain certification requirements in order to claim treaty benefits or otherwise claim a reduction of or exemption from withholding under the foregoing rules.


GAIN ON DISPOSITION


   A Non-United States Holder will generally not be subject to United States Federal income tax on gain recognized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with the conduct of a trade or business within the United States by the Non-United States Holder,
(ii) in the case of a Non-United States Holder who is a nonresident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year and certain other requirements are met, or (iii) the Company is or has been a "United States real property holding corporation" (a "USRPHC") for Federal income tax purposes at any time during the five year period ending on the date of disposition. While not free from doubt, the Company currently believes that it is a USRPHC. Nevertheless, a Non-United States Holder would generally not be subject to Federal income tax or withholding on the gain from the sale or other disposition of Common Stock by reason of the Company's USRPHC status if the Common Stock is regularly traded on an established securities market ("regularly traded") during the calendar year in which such sale or disposition occurs provided that such holder does not own, actually or constructively, Common Stock with a fair market value in excess of 5% of the fair market value of all Common Stock outstanding at any time during a required holding period. The Company anticipates that the Common Stock will be regularly traded.

FEDERAL ESTATE TAXES


   Common Stock owned or treated as owned by an individual who is not a citizen or resident (as specially defined for United States Federal estate tax purposes) of the United States at the date of death will be included in such individual's estate for United States Federal estate tax purposes, unless and applicable estate tax treaty provides otherwise.


INFORMATION REPORTING AND BACKUP WITHHOLDING

   The Company must report annually to the United States Internal Revenue Service and to each Non-United States Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities of a country in which the Non-United States Holder resides.

   Under temporary United States Treasury regulations, United States information reporting requirements and backup withholding tax will generally not apply to dividends paid on the Common Stock to a Non-United States Holder at an address outside the United States. Payments by a United States office of a broker of the proceeds of a sale of the Common Stock is subject to both backup withholding at a rate of 31% and information reporting unless the holder certifies its Non-United States Holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will also apply to payments of the proceeds of sales of the Common Stock by foreign offices of United States brokers, or foreign brokers with certain types of relationships to the United States, unless the broker has documentary evidence in its records that the holder is a Non-United States Holder and certain other conditions are met, or the holder otherwise establishes an exemption.


   Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be refunded or credited against the Non-United States Holder's United States Federal income tax liability, provided that certain required information is furnished to the United States Internal Revenue Service.


   These information reporting and backup withholding rules are under review by the United States Treasury and their application to the Common Stock could be changed by future regulations. The United States Internal Revenue Service has recently issued proposed Treasury regulations concerning these rules which are presently proposed to be effective for payments made after December 31, 1997. Prospective investors should consult their tax advisors concerning the potential adoption of such proposed Treasury regulations and the potential effect on their ownership and disposition of the Common Stock.

                                 UNDERWRITING


   Subject to the terms and conditions of the Underwriting Agreement (the "Underwriting Agreement"), the underwriters named below (the "Underwriters"), for whom BT Securities Corporation, Cruttenden Roth Incorporated and Janney Montgomery Scott Inc. acting as representatives (the "Representatives"), have severally agreed to purchase from the Company and the Selling Shareholders, and the Company and the Selling Shareholders have agreed to sell the Underwriters, the respective number of shares of Common Stock set forth opposite each Underwriter's name below:


 UNDERWRITERS                       NUMBER OF SHARES
------------------------------      -----------------
BT Securities Corporation  ........
Cruttenden Roth Incorporated.......
Janney Montgomery Scott Inc........
                                         ---------
  Total ...........................      3,200,000
                                         =========

   The Underwriting Agreement provides that the obligations of the Underwriters thereunder are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel and independent certified public accountants. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all the shares in the Offering if any are purchased.

   The Company has been advised by the Representatives that the Underwriters propose to offer the shares of Common Stock to the public at the initial public offering price set forth on the cover page of this Prospectus, and to
certain dealers at such price less a concession not in excess of $      per
share of Common Stock. The Underwriters may allow, and such dealers may
reallow, a discount not in excess of $      per share of Common Stock on
sales to certain brokers and dealers. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the Representatives. No change in such terms shall change the amount of proceeds to be received by the Company and the Selling Shareholders as set forth on the cover page of this Prospectus.

   The Company has granted an option to the Underwriters, exercisable for a period of 30 days after the date of this Prospectus, to purchase up to an additional 480,000 shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. The Underwriters may exercise this option only to cover over-allotments, if any. To the extent that the Underwriters exercise this option, each Underwriter will be committed, subject to certain conditions, to purchase such additional shares of Common Stock in approximately the same proportion as set forth in the above table.

   The Company has agreed to issue to the Representatives, for a total of $320, warrants (the "Representatives' Warrants") to purchase up to 320,000 shares of Common Stock at an exercise price per share equal to 120% of the initial public offering price. The Representatives' Warrants are exercisable for a period of four years beginning one year from the date of this Prospectus. The holders of the Representatives' Warrants will have no voting, dividend, or other stockholder rights until the Representatives' Warrants are exercised.

   The Company has agreed to pay the Representatives a non-accountable expense allowance equal to two percent of the aggregate public offering price (including with respect to shares of Common Stock underlying the over-allotment option, if and to the extent it is exercised) set forth on the front cover of this Prospectus for expenses in connection with this offering, of which the sum of $30,000 has already been paid. To the extent that the expenses of the Representatives are less than the non-accountable expense allowance, the excess may be deemed to be compensation to the Representatives.

   The existing holders of the Company's Common Stock not being sold hereby, and the holders of the Warrants and the Company's officers and directors have agreed not to sell, offer to sell, grant any option for the sale of, assign, pledge, grant any security interest in or otherwise dispose of, or register for sale by others, any shares of Common Stock or any security convertible into or exchangeable or exercisable for shares of Common Stock, except for intra-family transfers, without the prior written consent of the Representatives, on behalf of the Underwriters, for a period of six months after the consummation of the Offering. See "Shares Eligible for Future Sale."

   At the request of the Company, the Underwriters have initially reserved up to 280,000 shares of Common Stock for sale at the initial public offering price set forth on the cover page of this Prospectus to directors, officers, employees and business associates of the Company and other persons associated with the Company or affiliated with any director, officer or employee of the Company. Messrs. Dan Andreacci and Neil Eisner, executive officers of the Company, have indicated that they will participate in the reserve share program. The number of shares of Common Stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as other shares offered hereby.

   Prior to the Offering, there has been no established trading market for the shares of Common Stock of the Company. Consequently, the initial public offering price for the Common Stock offered hereby has been determined by negotiations between the Company and the Representatives. Among the factors considered in such negotiations were the preliminary demand for the Common Stock, the prevailing market and economic conditions, the Company's results of operations, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, an assessment of the Company's management, the consideration of these factors in relation to the market valuation of comparable companies in related businesses, the current condition of the markets in which the Company operates, and other factors deemed relevant. There can be no assurance that an active market will develop for the Common Stock or that the Common Stock will trade in the public market subsequent to this Offering at or above the initial public offering price.

   The Company has received approval for quotation of the Common Stock on the Nasdaq National Market under the trading symbol "TEPI."


   The Underwriters do not intend to confirm sales of the Common Stock offered hereby to any accounts over which they exercise discretionary authority.


   The Underwriting Agreement provides that the Company and the Selling Shareholders will indemnify the Underwriters and their controlling persons against certain civil liabilities arising in connection with the Offering, including certain liabilities under the Securities Act, or will contribute to payments the Underwriters and their controlling persons may be required to make in respect thereof.


                                LEGAL MATTERS


   The validity of the Common Stock being offered hereby and certain other legal matters will be passed upon for the Company by Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A., Miami, Florida. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, Los Angeles, California.


                                   EXPERTS

   The consolidated financial statements of Transeastern Properties, Inc. and subsidiaries as of June 30, 1996 and 1995, and for each of the years in the three-year period ended June 30, 1996, have been included herein and in the registration statement in reliance upon the reports of KPMG Peat Marwick LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The report of KPMG Peat Marwick LLP covering the June 30, 1996 consolidated financial statements refers to a change in the method of accounting for a real estate joint venture.

                            ADDITIONAL INFORMATION

   The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company or such Common Stock, reference is made to such Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted from this Prospectus as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus regarding the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

   Upon completion of the Offering, the Company will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the Commission. Such reports and other information, as well as the Registration Statement and the exhibits and schedules thereto, may be inspected, without charge, at the public reference facility maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such information is also available on the internet at http;//www.sec.gov.

   The Company intends to furnish its shareholders with annual reports containing audited financial statements examined and reported upon, with an opinion expressed by independent certified public accountants, and quarterly reports containing unaudited financial information for the first three quarters of each year.

                TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
                        INDEX TO FINANCIAL STATEMENTS


                                                                           PAGE
                                                                           ----

Independent Auditors' Report...............................................F-2

Consolidated Balance Sheets as of June 30, 1996 and 1995...................F-3

Consolidated Statements of Earnings for the Years ended
   June 30, 1996, 1995 and 1994............................................F-4

Consolidated Statements of Changes in Shareholders' Equity for the
   Years ended June 30, 1996, 1995 and 1994................................F-5

Consolidated Statements of Cash Flows for the Years ended
   June 30, 1996, 1995 and 1994............................................F-6

Notes to Consolidated Financial Statements.................................F-7

Unaudited Pro Forma Financial Information..................................P-1

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Transeastern Properties, Inc.:

   We have audited the accompanying consolidated balance sheets of Transeastern Properties, Inc. and subsidiaries as of June 30, 1996 and 1995, and the related consolidated statements of earnings, changes in shareholders' equity and cash flows for each of the years in the three-year period ended June 30, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Transeastern Properties, Inc. and subsidiaries at June 30, 1996 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended June 30, 1996, in conformity with generally accepted accounting principles.

   The Company, through a modification of the joint venture agreement in 1996, as discussed in note 5, obtained effective operating control of its 50%-owned real estate joint venture. Accordingly, the joint venture has been consolidated for the year ended June 30, 1996 and was carried under the equity method for the years ended June 30, 1995 and 1994.

                                             KPMG PEAT MARWICK LLP

Fort Lauderdale, Florida
July 19, 1996

                TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                            JUNE 30, 1996 AND 1995

                                                                    1996            1995
                                                              --------------- -------------
                           ASSETS
Cash .......................................................    $ 3,769,220         629,847
Restricted cash ............................................      2,657,188       1,183,630
Trade and other accounts receivable ........................        881,538         348,838
Due from affiliates and officers ...........................        637,313         136,792
Land, construction in process and completed homes  .........     82,919,919      29,829,373
Costs and estimated earnings in excess of billings
  on uncompleted contracts .................................             --         199,695
Investment in unconsolidated real estate joint venture  ....             --       1,478,981
Property and equipment, net ................................      1,006,715         382,160
Deferred tax asset .........................................         27,500         188,500
Prepaid assets .............................................        206,040         480,571
Other assets ...............................................        597,350       1,494,123
                                                              --------------- -------------
                                                                $92,702,783      36,352,510
                                                              ===============  =============
            LIABILITIES AND SHAREHOLDERS' EQUITY
Liabilities:
 Trade accounts payable ....................................        853,661         163,517
 Accrued expenses ..........................................      6,391,406       2,952,909
 Customer deposits .........................................      3,791,924       3,124,856
 Income taxes payable ......................................      2,725,600         314,480
 Deferred tax liability ....................................      1,283,300         840,600
 Due to affiliates and officers ............................      2,441,366         885,073
 Other liabilities .........................................      2,507,605         148,169
 Construction loans payable ................................     21,470,810      10,785,290
 Acquisition and development loans .........................     25,302,389       6,895,377
 Subordinated debt .........................................      7,810,030       3,574,993
                                                              --------------- -------------
   Total liabilities .......................................     74,578,091      29,685,264
Minority interest in consolidated subsidiaries .............      3,738,375              --
Redeemable preferred stock .................................      3,502,100       3,372,632
Commitments and contingencies
Shareholders' equity:
 Common stock, $.01 par value, 41,000,000 shares authorized,
  6,266,637 shares in 1996 and 5,945,008 shares in 1995
  issued and outstanding ...................................         62,666          59,450
 Additional paid-in capital ................................      4,656,303         (52,200)
 Retained earnings .........................................      6,165,248       3,287,364
                                                              --------------- -------------
   Total shareholders' equity ..............................     10,884,217       3,294,614
                                                              --------------- -------------
                                                                $92,702,783      36,352,510
                                                              ===============  =============

         See accompanying notes to consolidated financial statements.

                TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF EARNINGS
                   YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                                                    1996            1995            1994
                                                              --------------- --------------  -------------
Revenues:
 Home sales ................................................    $ 76,042,819     35,741,626      19,311,377
 Land sales ................................................      28,431,072      2,688,900       3,162,000
 Rental and other income ...................................       1,199,286        234,173         173,277
 Equity in income (loss) of real estate joint venture  .....              --        224,089         (51,032)
                                                              --------------- --------------  -------------
   Total revenues ..........................................     105,673,177     38,888,788      22,595,622
                                                              --------------- --------------  -------------
Expenses:
 Cost of home sales ........................................      67,009,518     30,978,813      17,174,873
 Cost of land sales ........................................      19,432,828      1,470,000       1,728,000
 Selling, general and administrative .......................      10,051,254      5,281,026       1,962,158
 Interest expense ..........................................       5,232,383      1,833,272       1,119,764
 Less amount capitalized ...................................      (4,993,970)    (1,636,796)       (965,905)
                                                              --------------- --------------  -------------
   Net interest expense ....................................         238,413        196,476         153,859
                                                              --------------- --------------  -------------
   Total expenses ..........................................      96,732,013     37,926,315      21,018,890
                                                              --------------- --------------  -------------
Minority interest in income of consolidated subsidiaries  ..        (865,394)            --             --
                                                              --------------- --------------  -------------
   Net income before income taxes and
     extraordinary gain ....................................       8,075,770        962,973       1,576,733
Income tax expense .........................................       3,074,820        374,200         492,700
                                                              --------------- --------------  -------------
   Net income before extraordinary gain ....................       5,000,950        588,773       1,084,033
Extraordinary gain from early extinguishment of debt, net
  of income taxes of $422,600 ..............................              --        700,485              --
                                                              --------------- --------------  -------------
   Net income ..............................................       5,000,950      1,289,258       1,084,033
                                                              --------------- --------------  -------------
Dividends on redeemable preferred stock ....................        (411,347)      (270,723)       (352,404)
Excess of the carrying amount of redeemable preferred stock
  over the amount allocated upon repurchase ................              --      1,711,719              --
                                                              --------------- --------------  -------------
   Net income available for common shares ..................    $  4,589,603      2,730,254         731,629
                                                              ===============  ==============   =============
Net income per common and common
  equivalent share:
   Net income before extraordinary gain ....................             .61            .25             .08
 Extraordinary gain ........................................              --            .09              --
                                                              --------------- --------------  -------------
   Net income ..............................................    $        .61            .34             .08
                                                              ===============  ==============   =============
Average common and equivalent shares outstanding  ..........       7,548,443      8,228,341       8,841,128
                                                              ===============  ==============   =============

         See accompanying notes to consolidated financial statements.

                TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
                   YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                                                                RETAINED
                                                               ADDITIONAL       EARNINGS
                                                                PAID-IN       (ACCUMULATED
                                              COMMON STOCK      CAPITAL         DEFICIT)        TOTAL
                                            --------------- -------------  -------------- ------------

Balance, June 30, 1993 ...................      $ 59,450         (52,200)       (144,519)       (137,269)

Net income ...............................            --              --       1,084,033       1,084,033

Dividends:

 Common stock ............................            --              --         (30,000)        (30,000)

 Preferred stock .........................            --              --        (352,404)       (352,404)

                                            --------------- -------------  -------------- ------------

Balance, June 30, 1994 ...................        59,450         (52,200)        557,110         564,360

                                            --------------- -------------  -------------- ------------

Net income ...............................            --              --       1,289,258       1,289,258

Excess of carrying amount of redeemable
  preferred stock over the amount
  allocated
  upon repurchase ........................            --       1,711,719              --       1,711,719

Dividends:

 Preferred stock .........................            --              --        (270,723)       (270,723)

                                            --------------- -------------  -------------- ------------

Balance, June 30, 1995 ...................        59,450       1,659,519       1,575,645       3,294,614

                                            --------------- -------------  -------------- ------------

Net income ...............................            --              --       5,000,950       5,000,950

Issuance of common stock .................         3,216       2,996,784              --       3,000,000

Dividends:

 Preferred stock .........................            --              --        (411,347)       (411,347)

                                            --------------- -------------  -------------- ------------

Balance, June 30, 1996 ...................      $ 62,666       4,656,303       6,165,248      10,884,217

                                            ===============  =============   ==============  ============

         See accompanying notes to consolidated financial statements.

                TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
                   YEARS ENDED JUNE 30, 1996, 1995 AND 1994

                                                                                      1996             1995             1994
                                                                                --------------- ---------------     ---------------
Cash flows from operating activities:
 Net income ..................................................................    $  5,000,950       1,289,258         1,084,033
 Adjustments to reconcile net income to net cash used in operating activities:
     Amortization and depreciation ...........................................         222,220          64,340            43,078
  Extraordinary gain from early extinguishment of debt, net of taxes  ........              --        (700,485)               --
  Equity in (income) loss of real estate joint venture .......................              --        (224,089)           51,032
  Deferred income taxes ......................................................         603,700         682,200           (30,100)

  Decrease (increase) in restricted cash .....................................      (1,473,557)        202,871          (355,809)

  Decrease (increase) in trade and other accounts receivable .................        (532,700)       (301,770)           17,713
  Decrease (increase) in amounts due from affiliates .........................        (500,521)        (24,459)               --
  Increase in land, construction in process and completed homes  .............     (53,090,546)     (5,782,056)      (18,172,049)

  Decrease (increase) in costs and estimated earnings in excess of billings
    on uncompleted contracts .................................................         199,695         160,099          (359,794)

  Decrease (increase) in prepaid expenses ....................................         774,531        (723,958)         (256,613)

  Decrease (increase) in other assets ........................................         396,773         587,211          (719,489)

  Increase (decrease) in trade accounts payable ..............................         690,144        (246,544)          302,576
  Increase in accrued expenses ...............................................       3,438,496       3,362,824             7,133
  Increase (decrease) in income taxes payable ................................       2,411,120        (630,920)          522,800
  Increase in other liabilities ..............................................       2,359,434         148,171                --
                                                                                --------------- ---------------   ---------------
  Net cash used in operating activities ......................................     (39,500,261)     (2,137,307)      (17,865,489)

                                                                                --------------- ---------------   ---------------
Cash flows from investing activities:
 Additions to property and equipment .........................................        (846,775)       (279,132)         (182,447)

 Receipts from real estate joint venture .....................................       2,309,287         599,439                (-)

 Advances to real estate joint venture .......................................        (830,306)     (1,371,600)         (533,763)

 Increase (decrease) in minority interest in consolidated subsidiaries  ......       3,738,375              --                --
                                                                                --------------- ---------------    ---------------
  Net cash provided by (used in) investing activities ........................       4,370,581      (1,051,293)         (716,210)

                                                                                --------------- ---------------     ---------------
Cash flows from financing activities:
 Increase in customer deposits ...............................................         667,070         806,508         1,207,653
 Proceeds from affiliate and officers' loans .................................       1,745,000         435,000                --
 Payments of affiliate and officers' loans ...................................        (188,707)       (108,491)         (127,674)

 Principal payments on construction loans payable ............................     (47,214,626)    (21,753,677)      (10,683,563)

 Proceeds from borrowings on construction loans payable ......................      57,900,146      25,080,661        13,872,834
 Principal payments on acquisition and development loans .....................     (28,650,474)     (9,410,859)               --
 Proceeds from borrowings on acquisition and development loans  ..............      47,057,486       7,111,662         8,444,574
 Proceeds from issuance of subordinated debt .................................       5,658,819       4,028,128         6,360,000
 Principal payments on subordinated debt .....................................      (1,423,782)     (5,302,650)         (810,000)

 Proceeds from issuance of preferred stock ...................................              --       3,000,000                --
 Proceeds from issuance of common stock ......................................       3,000,000              --                --
 Repurchase of preferred stock, common stock warrants and senior
   subordinated notes ........................................................         (66,832)       (535,000)               --
 Dividends ...................................................................        (215,047)         (3,184)          (30,592)

                                                                                --------------- ---------------     ---------------
  Net cash provided by financing activities ..................................      38,269,053       3,348,098        18,233,232
                                                                                --------------- ---------------     ---------------
  Net increase (decrease) in cash ............................................       3,139,373         159,498          (348,467)

Cash at beginning of year ....................................................         629,847         470,349           818,816
                                                                                --------------- ---------------    ---------------
Cash at end of year ..........................................................    $  3,769,220         629,847           470,349
                                                                                ===============  ===============    ===============
Supplemental disclosure of noncash financing activities:
 Imputed interest on noninterest-bearing loans ...............................    $         --              --           305,336
                                                                                ===============  ===============    ===============
 Preferred stock--stock dividends ............................................    $    196,300         222,600           271,500
                                                                                ===============  ===============    ===============
Supplemental disclosure of cash flow information:
 Cash paid for:
  Taxes ......................................................................    $     60,000         322,920                --
                                                                                ===============  ===============    ===============
  Interest ...................................................................    $  1,621,855         982,708           498,020
                                                                                ===============  ===============    ===============

         See accompanying notes to consolidated financial statements.

                TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--ORGANIZATION

   Transeastern Properties, Inc. (the "Company") was formed on December 4, 1986. The Company acquires and develops land and constructs single family homes and rental apartment buildings in South Florida. Subsequent to year-end the Company changed its name from Transeastern Properties of South Florida, Inc. to Transeastern Properties, Inc. which has been reflected in these financial statements.

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) PRINCIPLES OF CONSOLIDATION

   The consolidated financial statements for the year ended June 30, 1996 include the accounts of the Company and the following subsidiaries:
Transeastern Properties at the Cove, Inc., Transeastern Pembroke Properties, Inc., Transeastern Pembroke Villages, Inc., Transeastern Plantation Apartments, Inc., Transeastern Plantation Apartments, Ltd., Transeastern Hollywood Apartments, Inc., Transeastern Hollywood Apartments, Ltd., Transeastern Aberdeen Properties, Inc., Transeastern Finance, Inc., Transeastern Wellington Properties, Inc. and Parkside Homes.

   Transeastern Pembroke Properties, Inc. owns a 50% interest in Parkside Homes, a real estate joint venture, formed to acquire and develop Parkside at Spring Valley, a single family community in Pembroke Pines. The Company's investment in this venture is consolidated for the year ended June 30, 1996 and was accounted for under the equity method for the years ended June 30, 1995 and 1994 (see note 5).

   Transeastern Hollywood Apartments, Inc. and Transeastern Plantation Apartments, Inc. own controlling interests, respectively, in real estate limited partnerships, Transeastern Hollywood Apartments, Ltd. and Transeastern Plantation Apartments, Ltd., formed during the year ended June 30, 1996 to acquire, develop and sell multifamily communities. The Company owns both general and limited partnership interests. As general partner, the Company has the option to buy out nonaffiliated limited partnership interests, after one year from date of formation, for an amount equal to a 30% return on the nonaffiliated limited partnership investments. The operations have been consolidated for the year ended June 30, 1996.

   All significant intercompany balances and transactions have been eliminated in consolidation.

(B) USE OF ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and these differences could have a significant impact on the financial statements.

(C) BUSINESS RISK

   Any substantial change in economic conditions or any significant price fluctuations related to the real estate industry could affect the Company's operations and have a material impact on the Company's business. In addition, the Company is subject to competition from other entities engaged in the business of building homes and apartments in the South Florida area.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

(D) REVENUE RECOGNITION

  SALE OF HOMES UNDER SHORT-TERM CONSTRUCTION CONTRACTS

   Revenues from sales of homes in which the estimated construction period is less than one year are recognized under the completed contract method at closing.

  SALE OF HOMES UNDER LONG-TERM CONSTRUCTION CONTRACTS

   Revenues from construction contracts in which the estimated construction period exceeds one year is recognized using the percentage of completion method, measured by the ratio of costs incurred to total estimated costs (cost to cost method). Estimated losses are accrued in full during the period in which losses are determined. The asset entitled costs and estimated earnings in excess of billings on uncompleted contracts represents revenues recognized in advance of amounts billed. The liability, if any, entitled billings in excess of costs and estimated earnings on uncompleted contracts represents billings in advance of revenues recognized. As of June 30, 1996, all contracts of this type are completed and no future percentage of completion contracts are anticipated for the foreseeable future.

  PARCEL AND LOT SALES

   Revenues from sales of land parcels and residential lots to other builders are recognized at closing when all contingencies, if any, have been resolved.

(E) CASH

   Cash includes cash deposited in checking and savings accounts, money market accounts, and overnight investment accounts.

(F) RESTRICTED CASH

   Restricted cash comprises certain customer deposits relating to home purchases which are held by the Company's escrow agents until closing.

(G) LAND, CONSTRUCTION IN PROCESS AND COMPLETED HOMES

   Land, construction in process and completed homes are stated at the lower of accumulated costs or net realizable value. Costs related to development of land or construction are capitalized. Costs of land and related improvements are allocated to sales under the relative sales value method. Construction costs include all subcontractor, direct material and labor costs, and utility connection rights as well as indirect costs related to subcontract performance, such as indirect labor and supplies. Indirect costs that do not clearly relate to development or construction, including general and administrative expenses, are charged to expense as incurred. Real estate taxes, insurance and interest are capitalized only during the period in which activities necessary to get the property ready for its intended use are in progress.

(H) PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

(I) INCOME TAXES

   The Company accounts for income taxes under the asset and liability method of computing deferred income taxes. Under the asset and liability method, deferred income taxes are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured by using enacted statutory rates expected to apply to taxable income.

(J) PER SHARE DATA

   Earnings per common and common equivalent shares is computed by dividing earnings reduced by redeemable preferred stock dividends and increased by the excess of the carrying amount of redeemable preferred stock over the amount allocated upon repurchase (see note 11) by the weighted average number of common shares outstanding considering dilutive common equivalent shares. Common equivalent shares consist of common stock warrants.

   The March, 1996 common stock issuance included a provision which provided for the issuance of warrants to purchase additional shares of the Company's common stock in the event certain targeted common stock share prices were not achieved in the Company's initial public offering. Presuming an offering price of $9, the warrants would be exercisable for 95,038 shares of common stock and net income per common and common equivalent share would be modified for the additional common equivalents as follows:

                                                         1996           1995          1994
                                                    -------------- ------------  -----------
Net income available for common shares ...........    $4,585,970     2,730,254       731,629
                                                    ==============  ============   ===========
Net income per common and common equivalent
  share:
    Net income before extraordinary gain .........           .60           .25           .08
Extraordinary gain ...............................             -           .08             -
                                                    -------------- ------------  -----------
   Net income ....................................    $      .60           .33           .08
                                                    ==============  ============   ===========
Average common and equivalent shares outstanding       7,643,481     8,323,379     8,936,166
                                                    ==============  ============   ===========

   In accordance with a Securities and Exchange Commission Staff Accounting Bulletin, shares and warrants issued within a one-year period prior to the initial filing of a registration statement relating to an initial public offering are treated as outstanding for all periods presented. Such calculation has been retroactively adjusted to reflect the Company's March 1996 common stock issuance (see note 12) and the Company's 8.2 to 1 common stock split (see note 16).

(K) REDEEMABLE PREFERRED STOCK

   Redeemable preferred stock is stated at redemption value.

(L) FAIR VALUE OF FINANCIAL INSTRUMENTS

   The fair value of financial instruments is determined by reference to various market data and other valuation techniques as appropriate. The Company's financial instruments consist of cash equivalents,

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 2--SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

mortgages and notes receivable, construction loans payable, acquisition and development loans, and the subordinated debt. Unless otherwise disclosed, the fair value of financial instruments approximates their recorded values.

(M) NEW ACCOUNTING PRONOUNCEMENTS

   The Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," as of July 1, 1995 and, accordingly, evaluates its real estate investments periodically to assess whether any impairment indications are present, including recurring operating losses and significant adverse changes in legal factors or business climate that affect the recovery of the recorded value. If any real estate investment is considered impaired, a loss is provided to reduce the carrying value of the property to its estimated fair value. The implementation of this standard by the Company on July 1, 1996, prospectively, is not expected to have an initial material effect on financial position or results of operations.

(N) RECLASSIFICATIONS

   Certain 1995 amounts have been reclassified to conform with the 1996 presentation.

NOTE 3--LAND, CONSTRUCTION IN PROCESS AND COMPLETED HOMES

   A summary of land, construction in process and completed homes is as follows:

                                    1996            1995
                              --------------- -------------
Land and land improvements       $50,270,394      13,792,728
Construction in process  ...      29,583,733      14,951,838
Completed homes ............       3,065,792         826,679
                              --------------- -------------
                                 $82,919,919      29,571,245
                              ===============  =============

   As of June 30, 1996, the construction in process and land and land improvements balances include $7,434,096 and $6,301,367, respectively, relating to multifamily apartment complexes under construction.

   Substantially all of the land and land improvements, construction in process and completed homes serve as collateral for the construction loans payable, acquisition and development loans and subordinated debt.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 4--CONTRACT BILLING STATUS

   Information follows with respect to the billing status of uncompleted contracts, under which revenue is recognized under the percentage of completion method, as of June 30, 1996, 1995 and 1994:

                                                1996           1995          1994
                                           -------------- ------------  ----------
Costs incurred on uncompleted contracts      $ 1,434,389      648,569      247,691
Estimated earnings ......................         82,441       70,199      112,103
                                           -------------- ------------  ----------
                                               1,516,830      718,768      359,794
Less billings to date ...................     (1,516,830)    (519,073)          --
                                           -------------- ------------  ----------
  Costs and estimated earnings in excess
    of billings on uncompleted contracts     $        --      199,695      359,794
                                           ==============  ============   ==========

NOTE 5--INVESTMENT IN UNCONSOLIDATED REAL ESTATE JOINT VENTURE

   On February 16, 1994, Transeastern Pembroke Properties, Inc. acquired a 50% interest in Parkside Homes, a joint venture with an unrelated party, H.
A. Cumber of Pembroke Pines, Inc., ("Cumber") for purposes of acquiring and developing land in Pembroke Pines, Florida. Transeastern Pembroke Properties, Inc. serves as the project manager for the joint venture and received a management fee of $127,500, $150,000 and $80,000 included in rental and other income in 1996, 1995 and 1994, respectively. Profits and losses of the joint venture are allocated equally between the parties.

   The joint venture agreement between the parties was modified in 1996, resulting in Transeastern Pembroke Properties, Inc. obtaining perpetual and unilateral operating control over the joint venture. Accordingly, the joint venture has been consolidated for the year ended June 30, 1996 and was accounted for under the equity method for the years ended June 30, 1995 and 1994.

   Subsequent to year-end, the Company entered negotiations with Cumber to purchase its interest in the Parkside Homes joint venture. In the event that the Company consummates the acquisition of Cumber's interest, the purchase will be accounted for using the purchase method of accounting. Under this accounting method, the purchase price is allocated to the assets purchased and the liabilities assumed based upon the fair values at the date of acquisition.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 5--INVESTMENT IN UNCONSOLIDATED REAL ESTATE JOINT VENTURE--(CONTINUED)

   The condensed balance sheet of the joint venture at June 30, 1995 and 1994 is as follows:

                                                 1995          1994
                                           --------------- ----------
Cash ....................................    $   490,950       88,517
Restricted cash .........................        210,000           --
Other current assets ....................        558,473       10,631
Deposit on land .........................        735,525      832,117
Land ....................................      6,748,840           --
Construction in progress ................      1,500,189           --
Fixed assets, net .......................         78,235       34,197
                                           --------------- ----------
                                             $10,322,212      965,462
                                                            ==========
Current liabilities .....................        634,665           --
Customer deposits .......................        964,422           --
Notes payable ...........................      5,765,163           --
Venturers' capital:
 Transeastern Pembroke Properties, Inc.        1,478,981      482,731
 H. A. Cumber of Pembroke Pines, Inc.  ..      1,478,981      482,731
                                           --------------- ----------
                                             $10,322,212      965,462
                                           ===============  ==========

   The condensed statement of income of the joint venture for the periods ended June 30, 1995 and 1994 is as follows:

                                                 1995          1994
                                            ------------- ------------
Sales ....................................    $6,998,900           --
Cost of sales and expenses ...............     6,550,721      102,065
                                            ------------- ------------
Net income (loss) ........................    $  448,179     (102,065)
                                            =============  ============
The Company's share of net income (loss)      $  224,089      (51,032)
                                            =============  ============

NOTE 6--PROPERTY AND EQUIPMENT

   Property and equipment are as follows at June 30, 1996 and 1995:

                                                  1996           1995
                                             -------------- ------------
Property and equipment ....................    $  389,140       173,447
Office and model home furnishings  ........       983,602       352,520
                                             -------------- ------------
                                                1,372,742       525,967
Accumulated depreciation and amortization        (366,027)     (143,807)
                                             -------------- ------------
                                               $1,006,715       382,160
                                             ==============  ============

   Depreciation expense was approximately $222,000, $64,000 and $43,000 for the years ended June 30, 1996, 1995 and 1994, respectively.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 7--INCOME TAXES

   During the years ended June 30, 1996, 1995 and 1994, income tax expense consisted of the following:

                            1996           1995          1994
                       -------------- ------------  -----------
Current:
 Federal ............    $2,402,220      (263,000)      446,400
 State ..............       411,000       (45,000)       76,400
                       -------------- ------------  -----------
                          2,813,220      (308,000)      522,800
                       -------------- ------------  -----------
Deferred:
 Federal ............       223,300       582,500       (27,200)
 State ..............        38,300        99,700        (2,900)
                       -------------- ------------  -----------
                            261,600       682,200       (30,100)
                       -------------- ------------  -----------
 Income tax expense      $3,074,820       374,200       492,700
                       ==============  ============   ===========

   Total income tax expense differed from the amounts computed by applying the U.S. Federal income tax rate of 34% for 1996, 1995 and 1994 to pre-tax income as follows:

                                                             1996          1995         1994
                                                        -------------- ----------  -----------
Computed "expected" tax expense ......................    $2,745,400     327,400      536,090
State income taxes, net of Federal income tax benefit        302,800      36,100       50,400
Decrease in beginning of the year valuation allowance
for deferred tax assets ..............................            --          --      (87,400)
Other, net ...........................................        26,620      10,700       (6,390)
                                                        -------------- ----------  -----------
                                                          $3,074,820     374,200      492,700
                                                        ============== ==========  ===========

   The significant components of deferred income tax (benefit) expense for the years ended June 30, 1996, 1995 and 1994 follow:

                                                           1996         1995         1994
                                                       ------------ ----------  -----------
Deferred income tax expense (benefit) ...............    $ 261,600     682,200       57,300
Decrease in beginning of the year valuation
  allowance for deferred tax assets .................          --          --       (87,400)
                                                       ------------ ----------  -----------
                                                         $ 261,600     682,200      (30,100)
                                                       ============ ==========  ===========

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 7--INCOME TAXES-(CONTINUED)

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at June 30, 1996 and 1995 are as follows:

                                                                     1996           1995
                                                               --------------- -----------
Deferred tax assets:
Construction in process due to differences in indirect costs
  capitalized ...............................................    $        --       164,500
Property and equipment due to differences in depreciation  ..         21,600            --
Adjustment resulting from change in tax status ..............          5,900         7,900
Other .......................................................             --        16,100
                                                               --------------- -----------
Total gross deferred tax assets .............................         27,500       188,500
Less valuation allowance ....................................             --            --
                                                               --------------- -----------
  Deferred tax assets .......................................         27,500       188,500
                                                               --------------- -----------
Deferred tax liabilities:
 Interest capitalized .......................................        975,500       434,800
 Investment in joint venture ................................        206,700       149,700
 Construction in process due to differences in indirect
   costs capitalized ........................................         79,400            --
 Profits recognized under percentage of completion method
   for financial statement purposes .........................             --        26,400
 Commissions capitalized for tax reporting purposes  ........         21,700        21,700
 Deferred cost ..............................................             --       188,200
 Property and equipment due to differences
   in depreciation ..........................................             --        19,800
                                                               --------------- -----------
  Total gross deferred tax liabilities ......................      1,283,300       840,600
                                                               --------------- -----------
  Net deferred tax liabilities ..............................    $(1,255,800)     (652,100)
                                                               ===============  ===========

   During the year ended June 30, 1996, there was no change to the valuation on deferred tax assets.

NOTE 8--CONSTRUCTION LOANS PAYABLE

   Construction loans payable as of June 30, 1996 and 1995 were as follows:

                                                                        1996           1995
                                                                   -------------- ------------
Construction first mortgage loans for various communities
  payable to various lenders, secured by construction in process and completed homes, with interest rates ranging from prime plus 1% to prime plus 1.5%, maturing as follows:
  1997--$13,295,297, 1998--$8,175,513 ...........................    $21,470,810    10,785,290
                                                                   ==============  ============

   Approximately $38.6 million of the Company's construction, acquisition and development loans has been personally guaranteed by the principal owners of the Company. The prime rate at June 30, 1996 and 1995 was 8.25 percent and 9 percent, respectively.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 9--ACQUISITION AND DEVELOPMENT LOANS PAYABLE

   Acquisition and development loans payable as of June 30, 1996 and 1995 were as follows:

                                                                          1996           1995
                                                                    --------------- ------------
Acquisition and development first mortgage loans payable,
  interest ranging from prime plus 1% to prime plus 1.5% with maturities ranging from August 28, 1996 to November 30, 1998,
  secured by various underlying real estate parcels ..............    $21,878,922      6,399,947
Acquisition and development first mortgage loan payable, interest accruing at 20% per annum (an amount equal to prime plus 2% to be paid monthly during the term of the loan with the difference to be calculated and paid by the Company at the time the loan is paid in full). The loan agreement provides that net cash flow generated from the project securing the loan, after direct expenses and overhead payments, will be paid to the lender to
  reduce the loan balance. The loan matures on September 25, 2000       2,941,320             --
Acquisition and development second mortgage loans payable,
  noninterest-bearing with maturities from the lesser of 6 to 24 months or upon the sale of the home, secured by construction in
  process, completed homes or lots within various communities ....        482,147        495,430
                                                                    --------------- ------------
                                                                      $25,302,389      6,895,377
                                                                    ===============  ============

   The prime rate at June 30, 1996 and 1995 was 8.25 percent and 9 percent, respectively.

   Aggregate scheduled principal maturities are as follows:

           YEAR ENDING JUNE 30,
          ---------------------
1997 ...        $ 6,600,400
1998 ...         15,053,169
1999 ...            707,500
2000 ...                 --
2001 ...          2,941,320
          ---------------------
                $25,302,389
          =====================

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 10--SUBORDINATED DEBT

   Subordinated debt as of June 30, 1996 and 1995 were as follows:

                                                                            1996           1995
                                                                       -------------- ------------
Subordinated loan payable, interest at 10% with an additional 10%
interest participation (subject to a minimum additional
participation of $800,000), maturing February 28, 1999, secured by a collateral assignment of all the common stock of Transeastern
Properties at the Cove, Inc. ........................................    $ 3,121,785     2,821,212

Subordinated loan payable with a base interest rate of 20%. An additional 4% interest is payable to the lender subject to the generation of sufficient net profits from the property. In addition, to the extent that the property generated net profits after the payment of the 4% additional interest, the lender is entitled to an additional 5% of net profits generated on the residential parcels and 2.5% of net profits generated on other mixed-use parcels. In the event that a $1,000,000 principal payment on the loan is not made by
September 1, 1996, the 5% and 2.5% are increased to 10% and 5%, respectively. The lender is still entitled to receive the contingent returns even in the event of prepayment of the loan. The loan matures on March 29, 1998 and is secured by a pledge assignment of
all the common stock of Transeastern Pembroke Villages, Inc.  .......      2,800,000            --

Subordinated loan payable, interest at 10% with an additional participation ranging from 30% to 45% of excess cash flow over the term of the loan, subject to a minimum additional participation of
$500,000. The loan matures on November 28, 2000 and is secured by a collateral assignment of all of the general and limited partnership
interest of Transeastern Plantation Apartments, Ltd. ................    $ 1,888,245            --

Subordinated loans payable, interest ranging from 14% to 18% with
various maturity dates. .............................................            --        753,781
                                                                       -------------- ------------
                                                                         $ 7,810,030     3,574,993
                                                                       ==============  ============

   Aggregate scheduled principal maturities are as follows:

 YEAR ENDING JUNE 30,
---------------------
  1997 ..............   $       --
  1998 ..............    2,800,000
  1999 ..............    3,121,785
  2000 ..............           --
  2001 ..............    1,888,245
                       ------------
                        $7,810,030
                       ============

   During January, 1996, the Company entered into an agreement with a lender to provide a $750,000 revolving credit line, interest at prime plus 1%, maturing on February 1, 1998. The line of credit is

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 10--SUBORDINATED DEBT--(CONTINUED)

secured by various underlying real estate parcels. Borrowings outstanding under this line of credit totaling $1,000 were classified as other liabilities at June 30, 1996.

NOTE 11--REDEEMABLE PREFERRED STOCK

   A summary of redeemable preferred stock follows as of June 30, 1996 and 1995:

                                                                    1996           1995
                                                               -------------- ------------
Series A redeemable preferred stock, $.01 par value,
redeemable at $100 per share plus cumulative unpaid
dividends, 29,000 shares authorized, 1,819 and 2,215 shares
issued and outstanding in 1996 and 1995, respectively  ......    $   181,900       235,832

Series B redeemable preferred stock, $.01 par value,
redeemable at $100 per share plus cumulative unpaid
dividends, 46,500 shares authorized, 33,202 and 31,368
shares issued and outstanding in 1996 and 1995, respectively     $ 3,320,200     3,136,800
                                                               -------------- ------------
                                                                 $ 3,502,100     3,372,632
                                                               ==============  ============

   The Series A Redeemable Preferred Stock (the "Series A Preferred Stock") contained a provision in which the Company retained the right to repurchase a stipulated amount of shares and related warrants prior to November 30, 1995. On an annual basis the Company has adjusted the carrying amount of the redeemable preferred stock eligible for redemption by November 30, 1995 by the amount representing the required rate of return of 25% less dividends actually paid. This has been reflected with a charge against retained earnings and a related adjustment to the preferred stock dividend amount. In redeeming these Series A Preferred Stock shares and warrants, the Company was required to redeem the same percentage of outstanding Series A preferred stock as the percentage of warrants redeemed. Certain eligible shares and warrants were redeemed as part of the repurchase in 1995 as described below. In the current year, the Company repurchased all shares and warrants eligible for redemption.

   In 1995, the Company repurchased (1) 21,358 shares of Series A Preferred Stock and related warrants to purchase 2,057,692 shares of common stock for $.01, (2) $2,963,084 of senior subordinated project financing notes, and (3) $2,500,000 of senior subordinated project financing acquisition notes for an aggregate price of $4,500,000. Such repurchase transaction was facilitated through an entity in which a director is an officer (note 13). Based on the above, the Company recognized an extraordinary gain of $700,485, net of related taxes of $422,600, relative to the extinguishment of the above mentioned senior subordinated project financing and acquisition notes. The Series A Preferred Stock and related common stock warrants had been issued for an aggregate price of $2,135,800 and had a book value of $2,246,719 as of the date of the repurchase, due to the rate of return adjustment described in the previous paragraph. These securities were re-acquired for a total cost of $535,000, including related tax effects. Such $1,711,719 excess of the carrying amount of redeemable preferred stock over the amount allocated upon repurchase, including related tax effects, has been reflected as a credit to shareholders' equity.

   During 1995, the Company authorized 46,500 and issued 30,000 shares of Series B redeemable preferred stock (the "Series B Preferred Stock"), par value $.01, at a price of $100 per share. Holders of the Series B or Series A Preferred Stock (the "preferred stock") are entitled to receive cumulative dividends at the rate of $12 per share per annum. Dividends are payable quarterly in cash, except for

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 11--REDEEMABLE PREFERRED STOCK--(CONTINUED)

the first twelve quarterly dividends for Series A Preferred Stock and the first five quarterly dividends for Series B Preferred Stock which were, at the option of the Company, paid by the issuance of additional shares of preferred stock, based on a $100 share value. Series A Preferred Stock has a dividend and liquidation preference over Series B Preferred Stock. Holders of preferred stock shall have the right as a class to elect one member of the Company's Board of Directors or additional members in order to retain at least 25% of the total number of directors. Upon a default in payment of dividends on preferred stock for two consecutive quarters, the preferred stockholders shall have the right to elect a majority of the number of directors constituting a full board. Series A Preferred Stock and Series B Preferred Stock which remains outstanding until June 1, 2005 and December 31, 2004, respectively, shall be redeemed at $100 per share plus cumulative unpaid dividends. The Company retains the right to call for redemption any or all preferred stock at any time at a price equal to $100 per share plus cumulative unpaid dividends. Additionally, all preferred stock must be redeemed at a price equal to $100 per share plus cumulative unpaid dividends, by the Company in the event that the Company completes a sale of its common stock resulting in gross proceeds in excess of $5,000,000 or $10,000,000, triggering redemption of Series A and Series B Preferred Stock, respectively.

NOTE 12--WARRANTS

   Information relating to common stock warrants issued by the Company is summarized as follows:

                                              NUMBER OF COMMON SHARES REPRESENTED
                                              BY OUTSTANDING WARRANTS AT JUNE 30,
                                           ----------------------------------------
                                               1996          1995           1994
                                           ------------ ------------  ------------
Issued in connection with:
 Series A redeemable preferred stock(a)        171,462       197,308     2,255,000
 Series B redeemable preferred stock(b)        567,580       567,580            --
 Subordinated debt(c) ...................      445,424       445,424       445,424
 Other(d) ...............................       74,308        74,308        74,308
 Common stock-contingent shares(e)  .....           --            --            --
                                           ------------ ------------  ------------
                                             1,258,774     1,284,620     2,774,732
                                           ============  ============   ============

   As of June 30, 1996, the exercise price on all outstanding warrants was $.01 per warrant share. Management did not allocate value to the warrants related to subordinated debt based upon its determination that the value of the warrants on date of issuance was deminimus. This determination was based on the absence of a liquid market for the resale of the warrants, and the level of profits generated by the Company prior to the date of issuance of such of warrants.

   (a) In 1993, in connection with the issuance of Series A preferred stock, the Company issued warrants initially exercisable for 2,255,000 shares of common stock (27.5% of fully diluted common stock) at an exercise price of $.01 per warrant share (the "Series A Warrants"). As part of the aforementioned repurchase of the Series A preferred stock, warrants to purchase 2,057,692 shares of common stock were redeemed from the original 2,255,000 leaving outstanding 197,308 warrants to purchase common stock, associated with Series A Preferred Stock. The Company redeemed 53,808 Series A Warrants on November 30, 1995 in connection with a special redemption right as described in note 11. The remaining Series A Warrants expire on June 1, 2005 if unexercised. The Series A Warrants contain an anti-dilution provision which allows the warrantholder to purchase additional shares of

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 12--WARRANTS--(CONTINUED)

common stock (additional warrants for 27,962 shares of common stock were issued due to the 1996 common stock issuance) in the event that the warrantholder's potential ownership percentage in the Company would otherwise be reduced as the result of the sale of common stock to other parties. The additional warrants were retroactively adjusted as outstanding for all periods presented in the table above.

   (b) In connection with the issuance of the Series B Preferred Stock, the Company issued warrants initially exercisable for 540,733 shares of common stock at an exercise price of $.01 per warrant share (the "Series B Warrants"). The Series B Warrants are exercisable through the expiration date of December 31, 2003. The Series B Warrants contain an anti-dilution provision which allows the warrantholder to purchase additional shares of common stock (additional warrants for 26,847 shares of common stock are issuable to the warrantholders due to the 1996 common stock issuance) in the event that the warrantholder's potential ownership percentage in the Company would otherwise be reduced as the result of the sale of common stock for cash to other parties in the aggregate amount not to exceed $5 million. The additional warrants were retroactively adjusted as outstanding for all periods presented in the table above.

   (c) As additional consideration for the purchase of the $2,500,000 senior subordinated project acquisition notes issued in 1994, the Company issued warrants to purchase 445,424 shares of common stock at an exercise price of $.01 per share. The warrants expire on June 1, 2005 if unexercised. As described in note 11, the $2,500,000 subordinated project acquisition notes were prepaid at a discount during 1995 but the warrants remain outstanding.

   (d) In October, 1993, the Company also issued warrants to purchase 74,308 shares of common stock at an exercise price of $.01 per share. These warrants were issued to an unrelated party for assistance in completing the Series A preferred stock placement. The warrants expire on May 31, 2005 if unexercised.

   (e) The March, 1996 common stock issuance included a provision which provided for the issuance of warrants to purchase additional shares of the Company's common stock in the event certain targeted common stock share prices were not achieved in the Company's initial public offering. Presuming an offering price of $9, the warrants would be exercisable for 95,038 shares of common stock. As of June 30, 1996, none of the warrants have been exercised.

NOTE 13--RELATED PARTY TRANSACTIONS

   During 1995, the Company had the following transactions with an entity in which a director is an officer: (1) a $500,000 fee, which was paid to the entity for due diligence relating to prospective real estate acquisitions and financial advisory services. The acquisition effort was abandoned and the company targeted for acquisition reimbursed the Company for the $500,000 fee subsequent to June 30, 1995. The fee was accounted for as a deferred cost included in other assets at June 30, 1996; (2) the entity received $424,819 for facilitating a repurchase of Series A preferred stock, warrants and senior subordinated project financing and acquisition notes from an investor (note 11); and (3) the entity loaned the Company $1,000,000 pursuant to senior subordinated project financing notes of which $670,000 was outstanding as of June 30, 1995 (note 10). Interest on such notes aggregated $88,000 for 1995.

   Loans payable to affiliates and officers includes $2,441,366 of interest-bearing unsecured loans at annual interest rates ranging from prime plus 1% to 13% and maturities ranging from due on demand to November, 1996.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 13--RELATED PARTY TRANSACTIONS--(CONTINUED)

   In March, 1994, the Company entered into a five-year lease for office space with an affiliated corporation. The lease agreement was modified subsequent to year end and provides for a new five-year lease term expiring in the year 2001. Rent expense under the lease was approximately $58,000 for the year ended June 30, 1996 (see note 15).

   In 1996, the Company constructed and sold homes to two of the Company's principal shareholders and officers. The homes were sold for amounts equal to the Company's cost of constructing the homes, including land. In connection with the sales, the Company accepted unsecured notes aggregating $215,873 from the officers. The loans are repayable two years from the date of closing and bear interest at 5.88%. Subsequent to June 30, 1996, it was determined by the Company's Board of Directors that such loans will be forgiven contingent upon the successful consummation of the Company's initial public offering, as described in note 16. Compensation expense will be recognized upon resolution of the contingency. The Company was owed an additional $67,449 on one of the homes as of June 30, 1996 which was repaid subsequent to year end.

NOTE 14--EMPLOYEE BENEFITS

(A) 401(K) PLAN

   In March, 1996, the Company adopted a defined contribution retirement plan which complies with Section 401(k) of the Internal Revenue Code. Substantially all employees who have completed 120 days of service with the Company are eligible to participate in the plan. The plan provides for Company matching contributions of 25% of the employee's voluntary contributions, up to a maximum of 6% of the employee's compensation. The amount expensed for the Company's 25% matching contribution during 1996 was $2,586.

(B) INCENTIVE COMPENSATION PLANS (UNAUDITED)

   In August, 1996, the Board of Directors adopted, subject to shareholder approval, an incentive compensation program for its employees. One million shares of the Company's common stock have been reserved for issuance. Under the program, the Company may periodically grant nonqualified stock options for common stock to key employees and/or award restricted common stock shares to certain non-management employees. The restricted common stock awards would vest over a three-year period, subject to the employee's continued employment with the Company.

   The program also provides for long-term incentive awards in which cash awards will be paid to key employees at the end of three-year rolling performance periods, based upon total shareholder return achieved by the Company as compared to shareholder returns achieved by a broad index of other publicly held companies.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 15--COMMITMENTS AND CONTINGENCIES

   Rent expense for 1996 aggregated approximately $60,000. Future minimum lease payments for the years ending June 30 are approximated as follows:

                         AFFILIATED
                           COMPANY
             OTHER      (SEE NOTE 13)     TOTAL
          ----------- --------------  ---------
1997 ...    $21,000        72,000        93,000
1998 ...     21,000        76,000        97,000
1999 ...     20,000        79,000        99,000
2000 ...         --        83,000        83,000
2001 ...         --        22,000        22,000
          ----------- --------------  ---------
            $62,000       332,000       394,000
         ============ ==============   =========

   Minimum lease payments to the affiliated company relate to a lease on the Company's corporate office space, and are based upon a lease modification executed in September 1996 (unaudited) as described in note 13.

   Rent expense is recognized on a straight-line basis for financial statement purposes.

   The Company and certain subsidiaries are parties to various claims, legal actions and complaints arising in the ordinary course of business. In the opinion of management, the disposition of these matters will not have a material adverse effect on the financial condition of the Company.

   The Company is subject to the usual obligations associated with entering into contracts for the purchase, development and sale of real estate in the routine conduct of its business. However, at June 30, 1996, the Company was subject to specific significant project construction and development contracts with a remaining aggregate commitment of $8,640,000.

   The Company is committed, under various letters of credit and performance bonds, to perform certain development and construction activities and provide certain guarantees in the normal course of business. Outstanding letters of credit under these arrangements totaled approximately $3.5 million at June 30, 1996. Performance bonds outstanding as of June 30, 1996 totaled $491,155.

NOTE 16--SUBSEQUENT EVENTS

   Effective August, 1996 (unaudited), the Company's Board of Directors approved an 8.2 to 1 common stock split and an increase in the number of shares authorized to 41,000,000. Amounts in the accompanying consolidated financial statements have been restated to give retroactive effect to the stock split. Due to the retroactive restatement, additional paid-in capital was negative at June 30, 1994 and 1993, because total amounts paid for shares at those dates did not exceed restated common stock outstanding amounts, after the 8.2 to 1 stock split, times the applicable par value.

   On July 1, 1996, the Company exercised an option to acquire a parcel of land in Pembroke Pines, Florida. The purchase price was $3,500,000, funded in part with a $2,485,000 first mortgage bearing interest at prime plus 1 1/2 % and due and payable on October 1, 1996 with an option to extend to January 1, 1997.

                 TRANSEASTERN PROPERTIES, INC. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

NOTE 16--SUBSEQUENT EVENTS--(CONTINUED)

   The Company intends to conduct an initial public offering by filing a registration statement on Form S-1 for 3.2 million shares of common stock, par value $.01 per share, with 2,892,326 shares being sold by the Company and 307,674 shares being sold by certain shareholders of the Company. The Company will not receive any of the proceeds from the sale of common stock by selling shareholders. However, there can be no assurances that such offering will be consummated.

                        TRANSEASTERN PROPERTIES, INC.
                  UNAUDITED PRO FORMA FINANCIAL INFORMATION

                  UNAUDITED PRO FORMA FINANCIAL INFORMATION

   The following Unaudited Pro Forma Financial Information as of and for the year ended June 30, 1996 has been presented as if the Company had issued 2,892,326 shares of Common Stock for $9.00 per share in the Offering on July 1, 1995 and utilized the proceeds thereof as described in "Use of Proceeds" on July 1, 1995, including, the proposed acquisition of certain minority interests in the Company's Parkside Homes joint venture and in Transeastern Hollywood Apartments, Ltd. and Transeastern Plantation Apartments, Ltd. In management's opinion, all adjustments necessary to reflect the above transaction have been made.

   The pro forma financial information is not necessarily indicative of what the Company's actual financial position and results of operations would have been as of and for the period indicated, nor does it purport to represent the future financial position or results of operations of the Company.


                                                                                YEAR ENDED JUNE 30, 1996
                                                                     ----------------------------------------------
                                                                                      PRO FORMA         PRO FORMA
                                                                                     ADJUSTMENTS       AS ADJUSTED
                                                                        ACTUAL       FOR OFFERING     FOR OFFERING
                                                                     ------------ ---------------  ---------------
                                                                      (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)
STATEMENT OF EARNINGS DATA
Revenues ..........................................................   $  105,673                       $   105,673
Expenses ..........................................................       96,732   $      (160)(A)          96,572
Minority interest in income of consolidated subsidiaries  .........         (865)          865 (B)              --
Interest costs incurred ...........................................        5,232          (911)              4,322
Less: Amounts capitalized .........................................        4,994          (807)              4,187
Net interest expense ..............................................          238          (104)                134
Net income before income taxes and extraordinary gain  ............        8,076         1,025               9,101
Income tax expense ................................................        3,075           389 (C)           3,464
Net income before extraordinary gain ..............................        5,001           636               5,637
Extraordinary gain from early extinguishment of debt, net of
  income taxes ....................................................           --            --                  --
Net income ........................................................        5,001           636               5,637
Dividends on redeemable preferred stock ...........................         (411)          411 (D)              --
Net income available for common shares ............................   $    4,590   $     1,047         $     5,637
Net income per common and common equivalent share:
  Net income before extraordinary gain ............................   $      .61   $      (.07)        $       .54
Extraordinary gain ................................................           --            --                  --
Net income ........................................................   $      .61   $      (.07)        $       .54
Weighted average number of common stock and common stock
  equivalents outstanding .........................................    7,548,443     2,892,326          10,440,769
BALANCE SHEET DATA (AT PERIOD END):
   Cash and cash equivalents ......................................   $    3,769   $     9,187 (E)     $    12,956
 Total assets .....................................................       92,703         8,911 (F)         101,614
 Total liabilities ................................................       74,578        (9,594)(G)          64,984
 Minority interest in consolidated subsidiaries ...................        3,738        (2,538)(H)           1,200
 Redeemable preferred stock .......................................        3,502        (3,502)(I)              --
 Shareholders' equity .............................................       10,884        24,545 (J)          35,429

-----------------------------------------------------------------------------

All of the dollar amounts in the following notes are in thousands, except per share data.
(A) Reflects a $104 reduction of interest costs expensed, net of amounts capitalized, relating to the repayment of debt, a $147 reduction in Cost of Sales due to a reduction in interest costs capitalized to inventory, net of a $91 increased cost of sales due to purchase account adjustments relating to the Company's purchase of minority interests in the Company's joint ventures and limited partnerships.

(B) Reflects the elimination of the minority interest in income of consolidated subsidiaries relating to the Company's purchase of minority interests in the Company's joint ventures and limited partnerships.

(C) Reflects adjustment to income tax expense at statutory rate.

(D) Reflects the elimination of dividends on preferred stock as the result of the assumed redemption of the stock as of July 1, 1995.

(E) Reflects increase to cash as the result of the initial public offering, representing the net effect of the following transactions:

 Proceeds of initial public offering, net of offering costs ..............................   $ 23,498
Purchase of minority interests in joint ventures and limited partnerships (see note (K))       (2,413)
Redemption of preferred stock ...........................................................      (3,502)
Repayment of debt (see note (G) below) ..................................................     (10,583)
                                                                                           -----------
Net increase in cash and cash equivalents resulting from public offering  ...............    $  7,000

    Additional cash flow adjustments which would have resulted if Company had completed the Offering on July 1, 1995:

 Increase in cash distributions from joint ventures during Fiscal 1996 as the result of
  purchase of minority interests in joint ventures ............................................     865
Increase in cash due to elimination of preferred stock cash dividends .........................     411
Increase in cash due to interest cost savings on acquisition and development loans,
  subordinated debt and loans to affiliates ...................................................     911
                                                                                                 -------
Pro forma adjustment to cash and cash equivalents .............................................   9,187

(F) Reflects the following transactions:

Increase in cash and cash equivalents .................................................   $9,187
Increase in land inventory relating to purchase accounting adjustments associated with
  purchase of minority interests in joint ventures, net of increase in cost of sales .       384
Reduction in land inventory relating to a decrease in interest costs capitalized,
  net of reduction in cost of sales ..................................................      (660)
                                                                                        ---------
                                                                                          $8,911

(G) Reflects the following transactions:

Reduction in acquisition and development loans payable as the result of debt repayments  ............    $ (3,654)
Reduction in subordinated debt payable as the result of debt payments ...............................      (4,550)
Reduction in other liabilities relating to the repayment of loans payable to affiliates and officers       (2,379)
                                                                                                       -----------
                                                                                                          (10,583)
Increase in notes payable relating to purchase of minority interest in joint venture (see note (K))           600
Increase in income taxes payable per note (C) above .................................................         389
                                                                                                       -----------
                                                                                                           (9,594)

(H) Reflects the purchase of minority ownership interests in the Company's joint ventures.

(I) Reflects the redemption of the Company's preferred stock as of July 1, 1995.

(J) Reflects the following transactions:

Increase in common stock and additional paid in capital resulting
  from the Company's initial public offering .........................    $23,498
Increase in net income for fiscal year ending June 30, 1996  .........        636
Increase in retained earnings relating to the elimination of dividends
  on preferred stock paid during fiscal 1996 .........................        411
                                                                        ----------
                                                                          $24,545

(K) The aggregate purchase price of the minority interests in consolidated subsidiaries of $3,013 will be paid $2,413 in cash from the proceeds of the offering and $600 one year from the date of the purchase of these interests.

[INSIDE BACK COVER]

1) This is a picture of various PRISM Awards presented to the Company in 1995 and 1996, and several inset pictures of entry signage at certain communities developed by the Company.

==============================================================================
NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION AND REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING SHAREHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
-------------------------------------------------------------------------
              TABLE OF CONTENTS

                                                 PAGE
                                              ---------
Prospectus Summary .........................       3
The Offering ...............................       4
Summary Financial Data .....................       4
Risk Factors ...............................       6
Use of Proceeds ............................      12
Dividend Policy ............................      13
Capitalization .............................      14
Dilution ...................................      15
Selected Financial Data ....................      16
Management's Discussion and Analysis of
Financial Condition and Results of
Operations .................................      17
Business ...................................      24
Management .................................      40
Certain Relationships and Related
Transactions ...............................      45
Principal and Selling Shareholders  ........      49
Shares Eligible for Future Sale ............      50
Description of Capital Stock ...............      52
Certain United States Federal Tax
Considerations for Non-U.S. Holders of
Common Stock ...............................      54
Underwriting ...............................      56
Legal Matters ..............................      57
Experts ....................................      57
Additional Information .....................      58
Index to Financial Statements ..............     F-1
Unaudited Pro Forma Financial Information ..     P-1

-----------------------------------------------------------------------------

     UNTIL     , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS
EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BY REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.
===============================================================================

===============================================================================

                               3,200,000 SHARES

                                    [LOGO]
                                 TRANSEASTERN
                               PROPERTIES, INC.

                                 COMMON STOCK

-----------------------------------------------------------------------------
                             P R O S P E C T U S
-----------------------------------------------------------------------------

                          BT Securities Corporation

                               Cruttenden Roth
                                 Incorporated

                         Janney Montgomery Scott Inc.


                                      , 1996
===============================================================================

                                   PART II
                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

   The following is a list of the estimated expenses (other than underwriting discounts and commissions and the Representative's non-accountable expense allowance) to be paid by the Registrant in connection with the issuance and distribution of the securities being registered herein.

SEC REGISTRATION FEE ............................     $ 14,014(1)
NASD Filing Fee .................................        3,663
NASDAQ National Market Quotation Fee ............       50,000
Legal Fees and Expenses* ........................      160,000
Registrar and Transfer Agent Fees and Expenses*          7,000
Accounting Fees and Expenses* ...................       75,000
Printing and Engraving Expenses* ................       60,000
Blue Sky Qualification Fees and Expenses  .......       40,000
Miscellaneous ...................................       50,000
                                                   -------------
  Total* ........................................     $459,677
                                                   =============

-----------------------------------------------------------------------------

 *  Estimated
(1) Of such expenses, approximately $11,639 is expected to be paid by the Registrant and approximately $2,375 is expected to be paid by the shareholders who are selling Common Stock of the Registrant in this Offering.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Section 607.0831 of the Florida Business Corporation Act (the "Florida Act") provides that a director is not personally liable for monetary damages to the corporation or any person for any statement, vote, decision or failure to act regarding corporate management or policy, by a director, unless: (a) the director breached or failed to perform his duties as a director; and (b) the director's breach of, or failure to perform, those duties constitutes:
(i) a violation of criminal law unless the director had reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful; (ii) a transaction from which the director derived an improper personal benefit, either directly or indirectly; (iii) a circumstance under which the director is liable for an improper distribution;
(iv) in a proceeding by, or in the right of the corporation to procure a judgment in its favor or by or in the right of a shareholder, conscious disregard for the best interests of the corporation, or willful misconduct; or (v) in a proceeding by or in the right of someone other than the corporation or a shareholder, recklessness or an act or omission which was committed in bad faith or with malicious purpose or in a manner exhibiting wanton and willful disregard of human rights, safety or property.

   Section 607.0850 of the Florida Act provides that a corporation shall have the power to indemnify any person who was or is a party to any proceeding (other than an action by, or in the right of, the corporation), by reason of the fact that he is or was a director, officer or employee or agent of the corporation against liability incurred in connection with such proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Section 607.0850 also provides that a corporation shall have the power to indemnify any person, who was or is a party to any proceeding by, or in the right of, the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, against expenses and amounts paid in settlement not exceeding, in the judgment of the board of directors, the estimated expense of litigating the proceeding to conclusion, actually and reasonably incurred in connection with the defense or settlement of such proceeding, including any appeal thereof. Under Section 607.0850, indemnification is authorized if such person acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue, or matter as to which such person is adjudged to be liable unless, and only to the extent that, the court in which such proceeding was brought, or any other court of competent jurisdiction, shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court deems proper. To the extent that a director, officer, employee or agent has been successful on the merits or otherwise in defense of any of the foregoing proceedings, or in defense of any claim, issue or matter therein Section
607.0850 provides that, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith. Under Section 607.0850, any indemnification, unless pursuant to a determination by a court, shall be made by the corporation only as authorized in the specific case upon a determination that the indemnification of the director, officer, employee or agent is proper under the circumstances because he has met the applicable standard of conduct. Notwithstanding the failure of a corporation to provide indemnification, and despite any contrary determination by the corporation in a specific case, Section 607.0850 permits a director, officer, employee or agent of the corporation who is or was a party to a proceeding to apply for indemnification to the appropriate court and such court may order indemnification if it determines that such person is entitled to indemnification under the applicable standard.

   Section 607.0850 also provides that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of Section 607.0850.

   The Registrant's bylaws provide that it shall indemnify its officers and directors and former officers and directors to the full extent permitted by law.

   The Registrant has entered into indemnification agreements with its directors and certain of its officers. The indemnification agreements generally provide that the Registrant will pay certain amounts incurred by an officer or director in connection with any civil or criminal action or proceeding and specifically including actions by or in the name of the Registrant (derivative suits) where the individual's involvement is by reason of the fact that he was or is an officer or director. Under the indemnification agreements, an officer or director will not receive indemnification if such person is found not to have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Registrant. The agreements provide a number of procedures and presumptions used to determine the officer's or director's right to indemnification and include a requirement that in order to receive an advance of expenses, the officer or director must submit an undertaking to repay any expenses advanced on his behalf that are later determined he was not entitled to receive.

   The Registrant's directors and officers are covered by insurance policies indemnifying them against certain liabilities, including liabilities under the federal securities laws (other than liability under Section 16(b) of the Exchange Act), which might be incurred by them in such capacities.

   The Underwriting Agreement, filed as Exhibit 1.1 to this Registration Statement, provides for indemnification by the Underwriter of the Registrant's directors, officers and controlling persons against certain liabilities that may be incurred in connection with the offering, including liabilities under the Securities Act of 1933, as amended.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

   Except as hereinafter set forth, there have been no sales of unregistered securities during the last three years by the Registrant. (The following information has been adjusted to reflect an 8.2-for-1 stock split of the Common Stock effected on August 15, 1996). The following transactions were exempt from the registration requirements of the Securities Act pursuant to
Section 4(2) thereof.

   (a) On October 20, 1993 the Registrant issued a warrant to purchase up to 74,308 shares of Common Stock at an exercise price of $.01 per share to Forrest Hamilton in exchange for his performance of certain services on the Registrant's behalf.

   (b) On January 3, 1994 the Registrant issued a warrant to purchase up to 445,424 shares of Common Stock at an exercise price of $.01 per share to G. Patrick Savin as an inducement to him to provide certain financial accommodations to the Registrant.

   (c) On December 6, 1994, the Registrant sold an aggregate of 30,000 shares of its Series B Preferred Stock, par value $.01 per share (the "Series B Preferred") at a price of $100 per share (yielding gross proceeds of $3,000,000), and warrants to purchase an aggregate of approximately 567,587 shares of Common Stock at an exercise price of $.01 per share (the "Series B Warrants"). The number of shares of Series B Preferred and Series B Warrants sold and the names of the Registrant's shareholders to whom such Series B Preferred and Series B Warrants were issued are set forth on the following table:

                                                      NUMBER OF SERIES B   NUMBER OF SERIES B
NAME                                                   PREFERRED SHARES         WARRANTS
--------------------------------------------------- ------------------- -------------------
Daniel J. Andreacci ...............................            250                4,733
Brancaleone Family Partnership ....................          4,000               75,676
Albert Bruno, Jr. .................................          1,000               18,918
Les Campbell ......................................            250                4,733
Anthony Ciabattoni ................................          2,000               37,837
Philip J. Ciabattoni ..............................            300                5,670
Otto Claricurzio ..................................            250                4,736
Audrey Cohen ......................................          1,000               18,918
Neil Eisner .......................................            250                4,733
Robert J. Falcone, Trustee of the Robert J. Falcone
  Revocable Living Trust 9/1/93 ...................          5,000               94,596
Kenneth Ginsberg ..................................          1,500               28,377
David W. Gove .....................................            250                4,733
Larry T. Nicholson ................................            250                4,733
Bruce Phillips, M.D. & Kim Phillips, JTWROS  ......            600               11,351
Anthony Prezzamolo ................................          1,000               18,918
Ray Stromback .....................................            200                3,787
Robert J. Falcone, Trustee of the Robert J. Falcone
  Revocable Living Trust 9/1/93 ...................         11,900              225,138
  TOTAL ...........................................         30,000              567,587

   (d) In March and April, 1996, the Registrant sold to 4 private investors an aggregate of 321,629 shares of Common Stock for $9.33 per share, yielding gross proceeds of approximately $3,000,798. The names of such Common Stock shareholders and the amount of shares received by each are set forth on the following table:

                                                      NUMBER OF SHARES OF
NAME                                                     COMMON STOCK
--------------------------------------------------- --------------------
Anthony Ciabattoni ................................         300,169
John Cucci ........................................           5,363
Bill Mitchell .....................................           5,363
Robert J. Falcone, Trustee of the Robert J. Falcone
  Revocable Living Trust 9/1/93 ...................          10,734
  TOTAL ...........................................         321,629

   In April and May, 1996, in connection with the Registrant's sale of such Common Stock, the Registrant agreed to issue to such investors warrants to purchase additional shares of Common Stock (the "Common Stock Warrants") at an exercise price of $.01 per share if the initial public offering price is less than certain targeted amounts. The number of shares, if any, for which the Common Stock Warrants are exercisable shall be determined on the effective date of this offering. Assuming an initial public offering price of $9.00 per share (which is the midpoint of the estimated range of the initial public offering price), the Common Stock Warrants will be exercisable for an aggregate of 95,038 shares of Common Stock.

   (e) On May 30, 1996, the Registrant reissued warrants to the holders of outstanding shares of its Series A Redeemable Preferred Stock, par value $.01 per share (the "Series A Preferred") to purchase an aggregate of 171,462 shares of its Common Stock at an exercise price of $.01 per share (the "Series A Warrants"). The Series A Warrants were reissued in connection with the redemption of certain shares of the Series A Preferred by the Registrant pursuant to certain of its contractual redemption rights and the related cancellation of certain warrants held by the holders of the Series A Warrants. The number of Series A Warrants issued and the names of the Registrant's shareholders to whom the Series A Warrants were issued are set forth on the following table:

                                 NUMBER OF
NAME                         SERIES A WARRANTS
-------------------------- ------------------
Christopher Allick .......         34,292
Andrew Whittaker .........          9,799
David Eisner .............         19,590
David Losito .............          9,799
The Handler Family Trust           97,982
  TOTAL ..................        171,462

ITEM 16. EXHIBITS

   The following exhibits either are filed herewith or incorporated by reference to documents previously filed or will be filed by amendment, as indicated below:

   EXHIBIT
   NUMBER                                               DESCRIPTION
-------------------------------------------------------------------------------------------------------------
     1.1     Form of Underwriting Agreement**
     3.1     Amended and Restated Articles of Incorporation of the Registrant
     3.2     Amended and Restated Bylaws of the Registrant
     4.1     Form of Common Stock Certificate
     4.2     Form of Warrant Agreement between Transeastern Properties, Inc. and the Representatives (including the form of Representatives' Warrant Certificate)**
     5.1     Opinion of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
    10.1     Series A Redeemable Preferred Stock and Warrant Purchase Agreement dated June 2, 1993, with schedules and exhibits
    10.2     Form of Amended and Restated Series A Warrant to Purchase Common Stock dated May 30, 1996*
    10.3     Shareholders' Agreement dated June 2, 1993 between Transeastern Properties, Inc., Arthur J. Falcone and Marcy Falcone, Edward W. Falcone and Diana Falcone, Philip Cucci, Jr. and Linda Cucci, Mezzonen,
             S.A., The Handler Family Trust DTD 9/12/91, Christopher Allick, Andrew Whittaker, David F. Eisner
             and David J. Losito*
    10.4     Series B Redeemable Preferred Stock and Warrant Purchase Agreement dated December 6, 1994, with schedules and exhibits
    10.5     Form of Series B Warrant to Purchase Common Stock*
    10.6     Common Stock Purchase Agreement dated April 15, 1996 between Transeastern Properties, Inc., Arthur
             J. Falcone, Edward W. Falcone, Philip Cucci, Jr., Anthony Ciabattoni, John Cucci, Bill Mitchell and
             Robert J. Falcone, Trustee of the Robert J. Falcone Revocable Living Trust 9/1/93, with schedules and exhibits

                                II-4

   EXHIBIT
   NUMBER                                               DESCRIPTION
-------------------------------------------------------------------------------------------------------------
    10.7     Form of Common Stock Warrant to Purchase Common Stock*
    10.8     Joint Venture Agreement dated February 16, 1994 between Transeastern Pembroke Properties, Inc. and
             H.A. Cumber of Pembroke Pines, Inc., as amended
    10.9     Aberdeen Acquisition and Development Loan Agreement dated September 25, 1995 between Transeastern
             Aberdeen Properties, Inc. and Berkeley Federal Bank & Trust, F.S.B., including related Promissory
             Note, Unconditional Guaranty and Purchase Money First Mortgage, Security Agreement, Financing Statement
             and Assignment of Leases, Rent and Income
    10.10    Loan Agreement dated March 29, 1996 between Transeastern Pembroke Villages, Inc. and AMRESCO Funding
             Corporation (with exhibits), including related letter, Promissory Note, two Security Agreements, two
             Assignments of Leases, Rents and Profits, two Collateral Assignments of Rights and Agreements Affecting
             Real Estate, Pledge Agreement, two Mortgage, Assignment of Rents and Security Agreements, and Guaranty
    10.11    Loan Agreement and two Construction Loan Agreements dated September 1996 between Transeastern Pembroke
             Villages, Inc. and Chase Federal Bank, including related Tri-Party Agreement, three Guaranty Agreements, three Real Estate Mortgage Assignment and Security Agreements and two Promissory Notes
    10.12    Loan Agreement dated November 29, 1995 between Transeastern Plantation Apartments, Ltd. and Heller
             Financial, Inc., including related Promissory Note, Assignment of Partnership Interest and Guaranty
    10.13    Loan Agreement dated February 23, 1995 between Transeastern Properties at the Cove, Inc. and Heller
             Financial, Inc., including related Promissory Note and Stock Pledge Agreement
    10.14    Form of Indemnification Agreement dated June 2, 1993*
    10.15    Registration Rights Agreement among the Registrant and certain shareholders of the Registrant
    10.16    Notice of Election and Consent of Holders of the Series A Redeemable Preferred Stock, Series B Redeemable
             Preferred Stock and Common Stock
    10.17    Transeastern Properties, Inc. 1996 Stock Option and Shareholder Value Plan
    10.18    Lease Agreement between University Financial Plaza Limited and the Registrant
    10.19    Promissory Note of the Registrant to B & E Management, Inc. in the original principal amount of $100,000
    10.20    Promissory Note of the Registrant to Robert Falcone, as Trustee, in the original principal amount of $200,000
    10.21    Promissory Note of the Registrant to Robert Falcone, as Trustee, in the original principal amount of $100,000
    10.22    Promissory Note of the Registrant to Anthony Ciabottani in the original principal amount of $600,000
    10.23    Promissory Note of the Registrant to Anthony Ciabottani in the original principal amount of $1,000,000
    10.24    Promissory Note of the Registrant to Anthony Ciabottani in the original principal amount of $1,000,000**
    10.25    Promissory Note of the Registrant to Arthur Falcone in the original principal amount of $124,000
    10.26    Promissory note of the Registrant to Edward Falcone in the original principal amount of $156,512
    10.27    Promissory Note of the Registrant to Philip Cucci in the original principal amount of $75,997
    21.1     Subsidiaries of the Registrant

                                II-5

   EXHIBIT
   NUMBER                                               DESCRIPTION
-------------------------------------------------------------------------------------------------------------
    23.1     Consent of Stearns Weaver Miller Weissler Alhadeff & Sitterson, P.A.
    23.2     Consent of KPMG Peat Marwick LLP
    24.1     Power of Attorney (included with signature pages to this Registration Statement)*
    27.1     Financial Data Schedule*

-----------------------------------------------------------------------------

 * Previously filed

** To be filed by amendment

ITEM 17. UNDERTAKINGS

   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

   The undersigned Registrant hereby undertakes that:

   (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

   (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

   The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such name as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coral Springs, State of Florida, on the 24th day of October, 1996.

                                    TRANSEASTERN PROPERTIES, INC.

                                    By: /s/ ARTHUR FALCONE
                                            Arthur Falcone
                                            President and Chairman of the
                                            Board

   Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

       SIGNATURE                           TITLE                            DATE
--------------------------------------------------------------------------------------
/s/ ARTHUR FALCONE      President and Chairman of the Board        October 24, 1996
--------------------
 Arthur Falcone


           *            Director, Executive Vice President         October 24, 1996
 Philip Cucci             and Chief Operating Officer


           *            Director and Executive Vice President      October 24, 1996
 Edward Falcone


/s/ LES CAMPBELL        Chief Financial Officer                    October 24, 1996
--------------------
 Les Campbell             (Principal Financial and
                          Accounting Officer)


           *            Director                                   October 24, 1996
 Christopher Allick


           *            Director                                   October 24, 1996
 Anthony Ciabattoni

-------------------------------------------------------------------------------

 *BY: /S/ EDWARD FALCONE
         Edward Falcone
         (attorney-in-fact
         pursuant
         to Power of Attorney)

                                II-7